

CONSOLIDATED WATER

Celebrating



Years

2023 Annual Report

Financial Highlights

FOR THE YEAR ENDED DECEMBER 31,

(IN U.S. DOLLARS)	2023	2022
Total revenue	**$ 180,211,233**	**$ 94,104,972**
Net income from continuing operations	**$ 30,672,135**	**$ 8,227,343**
Net income from discontinued operations	$ (1,086,744)	$ (2,371,049)
Income from operations	$ 37,167,627	$ 9,272,185
Net operating cash flows from continuing operations	$ 9,113,731	$ 23,151,748
Net operating cash flows from discontinued operations	$ (1,142,969)	$ (1,819,943)
Total assets	$ 218,437,592	$ 193,006,849
Total stockholders' equity	**$ 191,830,674**	**$ 167,764,189**
Dividends declared per share	$ 0.36	$ 0.34
Basic earnings per share – continuing operations	$ 1.95	$ 0.54
Basic earnings per share – discontinued operations	$ (0.07)	$ (0.16)
Diluted earnings per share – continuing operations	$ 1.93	$ 0.54
Diluted earnings per share – discontinued operations	$ (0.07)	$ (0.16)
Net income from continuing operations as a % of total revenue	17.02%	8.74%
Income from operations as a % of total revenue	20.62%	9.85%
Net operating cash flows from continuing operations as a % of total revenue	5.06%	24.60%

Trading in Shares	2023	2022
Shares outstanding at year end	15,771,545	15,322,875
Low closing share price during year	$ $13.87	$ $9.22
High closing share price during year	$ $37.77	$ $19.74
Closing share price at year end	$ $35.60	$ $14.80

Consolidated Water Co. Ltd. develops and operates advanced water treatment plants and water distribution systems. The company designs, constructs and operates seawater desalination facilities in the Cayman Islands, The Bahamas and the British Virgin Islands, and designs, constructs and operates water treatment and reuse facilities in the United States. The company also manufactures and services a wide range of products and provides design, engineering, management, operating and other services applicable to commercial and municipal water production, supply and treatment, and industrial water and wastewater treatment.
For more information, visit **www.cwco.com.**

Dear Shareholders,

It is with a tremendous sense of pride and accomplishment that I report that 2023, the celebratory 50th year of Consolidated Water's existence, was the most successful in the Company's history.

The Company's 2023 achievements included:

- Record revenue of $180.2 million

- Record net income and earnings per share from continuing operations of $30.7 million and $1.93, respectively.

- An all-time high for the price of our common stock, which reached $38.29 in November.

- The acquisition of the remaining 39% ownership of PERC Water Corporation ("PERC") to become the 100% owner of this subsidiary which designs, constructs, operates and manages water infrastructure facilities in the Southwest U.S.

- The awarding of a new $204 million contract to PERC to design, construct and operate a new desalination facility in Honolulu, Hawaii.

- An 11.8% increase in our quarterly dividends beginning in the 4th quarter, to $0.095 per share.

- The acquisition of Ramey Environmental Compliance ("REC"), a company that operates and manages water and water treatment facilities and provides the opportunity to expand our business into the state of Colorado.

We attribute 2023's outstanding results to the strategic planning initiatives developed by our executive management team and implemented with Board approval along with their support over the past seven years. We expanded our product offerings, markets, and customer base through the targeted acquisitions of Aerex Industries, PERC and REC. Where we once were a company that developed, constructed and operated only desalination plants in the Caribbean, we are now a comprehensive water solutions company that serves a variety of customers through multiple product and service offerings and have grown our revenue from our newer businesses to the point where it exceeds that of our legacy operations.

While we take satisfaction in our 2023 results, we are far from complacent and remain committed to continuing our growth and recent success. We believe we are ideally positioned and qualified to take advantage of the ever-increasing demand for water and water-related products and services. The Company will continue to pursue the future increase of shareholder value through organic growth and, as the opportunities arise, strategic acquisitions and investments in new lines of business.

I would like to take this opportunity to acknowledge the outstanding contributions of our Board, executive management, staff and other stakeholders in our company. And as always, I would like to thank you for the honor of serving as your Chairman.

Yours truly,

Wilmer F. Pergande
Chairman of the Board
March 27, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-25248

CONSOLIDATED WATER CO. LTD.

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS	**98-0619652**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Regatta Office Park **Windward Three, 4th Floor, West Bay Road** **P.O. Box 1114** **Grand Cayman, KY1-1102, Cayman Islands**	**N/A**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(345) 945-4277**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.60 Par Value	**CWCO**	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the closing sales price for the registrant's common shares, as reported on the NASDAQ Global Select Market on June 30, 2023, was $360,491,856.

As of March 20, 2024, 15,802,187 shares of the registrant's common shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement related to its 2024 Annual Shareholders' Meeting will be subsequently filed with the Securities and Exchange Commission and are incorporated by reference into Part III of this Form 10-K.

[This Page Intentionally Left Blank]

TABLE OF CONTENTS

[This Page Intentionally Left Blank]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our future revenue, future plans, objectives, expectations and events, assumptions and estimates. Forward-looking statements can be identified by use of the words or phrases "will," "will likely result," "are expected to," "will continue," "estimate," "project," "potential," "believe," "plan," "anticipate," "expect," "intend," or similar expressions and variations of such words. Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets related to our business.

The forward-looking statements contained in this report are not guarantees of future performance and involve assumptions and certain risks and uncertainties which are difficult to predict. Actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect these actual outcomes and results include, without limitation:

- tourism and weather conditions in the areas we serve;

- the economic, political and social conditions of each country in which we conduct or plan to conduct business;

- our relationships with the government entities and other customers we serve;

- regulatory matters, including resolution of the negotiations for the renewal of our retail license on Grand Cayman;

- our ability to successfully enter new markets; and

- other factors, including those "Risk Factors" set forth under Part I, Item 1A. "Risk Factors" in this Annual Report.

The forward-looking statements in this Annual Report speak as of its date. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained in this Annual Report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based, except as may be required by law.

References herein to "we," "our," "ours" and "us" refer to Consolidated Water Co. Ltd. and its subsidiaries.

Note Regarding Currency and Exchange Rates

Unless otherwise indicated, all references to "$" or "US$" are to United States dollars.

The exchange rate for conversion of Cayman Island dollars (CI$) into US$, as determined by the Cayman Islands Monetary Authority, has been fixed since April 1974 at US$1.20 per CI$1.00.

The exchange rate for conversion of Bahamas dollars (B$) into US$, as determined by the Central Bank of The Bahamas, has been fixed since 1973 at US$1.00 per B$1.00.

The official currency of the British Virgin Islands is the US$.

PART I

ITEM 1.   BUSINESS

Overview

Through our subsidiaries and affiliate, we provide the following services to our customers in the Cayman Islands, The Bahamas, the United States and the British Virgin Islands:

- *Retail Water Operations.*   We produce potable water from seawater utilizing reverse osmosis technology and supply this water to end-users, including residential, commercial and government customers in the Cayman Islands under an exclusive retail license issued by the Cayman Islands government to provide water in two of the three most populated areas on Grand Cayman. In 2023, our retail water operations generated approximately 17% of our consolidated revenue.

- *Bulk Water Operations.*   We produce potable water from seawater utilizing reverse osmosis technology and supply this water to government-owned distributors in the Cayman Islands and The Bahamas. In 2023, our bulk water operations generated approximately 19% of our consolidated revenue.

- *Services Operations.*   We design, construct and sell water production and water treatment plants, and we manage and operate water production plants, and water treatment and reuse infrastructure for third parties. We also provide water related consulting services. In 2023, our services operations generated approximately 54% of our consolidated revenue.

- *Manufacturing Operations.*   We manufacture and service a wide range of specialized and custom water-related products and systems applicable to commercial, municipal and industrial water production, supply and treatment. In 2023, our manufacturing operations generated approximately 10% of our consolidated revenue.

- *Affiliate Operations.*   We own 50% of the voting rights and 43.53% of the equity rights of Ocean Conversion (BVI) Ltd., which produces and supplies bulk water to the British Virgin Islands Water and Sewerage Department.

As of December 31, 2023, the number of water production and water treatment plants we and our affiliate operated in each country, and the production capacities of these plants, were as follows:

Water Production Plant Location	Plants	Capacity[1]
Cayman Islands	6	9.3
Bahamas	2	14.8
British Virgin Islands	2	0.8
Total	10	24.9

_____

(1)   In millions of gallons per day.

Water Treatment Plant Location	Plants	Capacity[1]
United States	31	59.7

_____

(1)   In estimated millions of gallons per day.

As of December 31, 2023, Ramey Environmental Compliance, Inc. performed operations, maintenance, and monitoring services for 72 wastewater and water treatment plants located in the Rocky Mountain and Eastern Plains Regions of Colorado.

Strategy

We are a comprehensive water solutions company that serves a variety of customers through multiple product and service offerings. Presently, we:

- produce and sell potable water through the design, construction and operation of water infrastructure that employs reverse osmosis technology to produce potable water from seawater;

- design, construct, sell, operate and manage water production, water treatment and water reuse system infrastructure that meets regulatory, environmental and commercial needs and requirements;
- fabricate/manufacture specialized and custom equipment and products employed in the production and treatment of water for municipal, commercial and industrial purposes; and
- provide water-related management and consulting services.

We expect to continue to expand and diversify our products, services and markets to meet the ever-expanding global demand for water.

Key elements of our strategy include:

Market expansion. We continue to seek to expand our existing operations in the markets we believe have significant unfulfilled demands for desalinated potable water, water treatment and reuse systems and our other products and services. These markets include the United States and the Caribbean. We may also pursue business in other markets where we believe we can be successful.

Complementary products, services and businesses. We continue to pursue acquisitions or joint ventures that (i) complement and enhance our existing businesses; (ii) expand our product and service offerings and markets; and (iii) support our objective to be a comprehensive water solutions provider.

Our Company

We conduct our operations in the Cayman Islands, The Bahamas, the United States, and the British Virgin Islands through our subsidiaries and our affiliate. Our corporate organizational structure as of December 31, 2023 is as follows:


Consolidated Water Co. Ltd.
Retail
Bulk
Services
Manufacturing
Affiliates
Cayman Water Company Limited (Cayman Islands) 100%
Aquilex, Inc. (United States) 100%
Consolidated Water (Bahamas) Limited (Bahamas) 90.9%
Ocean Conversion (Cayman) Limited (Cayman Islands) 100%
PERC Water Corporation (United States) 100%
Ramey Environmental Compliance, Inc. (United States) 100%
DesalCo Limited (Cayman Islands) 100%
Kalaeloa Desalco LLC (United States) 100%
Aerex Industries, Inc. (United States) 100%
Ocean Conversion (BVI) Ltd. (British Virgin Islands) 43.5%

<u>Retail Segment</u>

Cayman Water Company Limited ("Cayman Water"). Cayman Water operates under an exclusive retail license granted by the Cayman Islands government to provide water to customers within a prescribed service area on Grand Cayman that includes the Seven Mile Beach and West Bay areas, two of the three most populated areas in the Cayman Islands. Cayman Water owns and operates four seawater reverse osmosis desalination plants. Cayman Water and the Water Authority-Cayman ("WAC"), a government-owned utility and regulatory agency, are Grand Cayman's only water utilities.

Aquilex, Inc. ("Aquilex").   Aquilex, a U.S. company located in Coral Springs, Florida, provides financial, engineering, information technology, administrative and supply chain management support services to our subsidiaries and affiliate. We include Aquilex in our retail segment for financial segment reporting purposes; however, it provides services to all four of our business segments.

Bulk Segment

Consolidated Water (Bahamas) Limited ("CW-Bahamas").   We own 90.9% of CW-Bahamas, which provides bulk water under long-term contracts to the Water and Sewerage Corporation of The Bahamas ("WSC"), a government agency. CW-Bahamas owns and operates our largest desalination plant and one other desalination plant.

Ocean Conversion (Cayman) Limited ("OC-Cayman").   OC-Cayman provides bulk water under long-term contracts to the WAC, which distributes the water to properties located outside our exclusive retail license service area on Grand Cayman. OC-Cayman operates three seawater reverse osmosis desalination plants owned by the WAC.

Services Segment

PERC Water Corporation ("PERC").   In October 2019, we purchased, through our wholly-owned U.S. subsidiary, Consolidated Water U.S. Holdings, Inc. ("CW-Holdings"), 51% of the equity in PERC, a U.S. company headquartered in Fountain Valley, California. In August 2020, we purchased an additional 10% ownership interest of PERC, increasing our ownership of this subsidiary to 61%. In January 2023, we acquired the remaining 39% ownership interest in PERC. PERC designs, constructs, sells, operates and manages water, wastewater and water reuse infrastructure.

Ramey Environmental Compliance, Inc. ("REC").   Effective October 1, 2023, we purchased, through our wholly-owned subsidiary PERC, a 100% ownership interest in REC, a Colorado company headquartered in Frederick, Colorado. REC operates and maintains water and wastewater treatment facilities and provides technical services to clients throughout the Rocky Mountain and Eastern Plains Regions of Colorado.

DesalCo Limited ("DesalCo").   A Cayman Islands company, DesalCo provides design, management, engineering and construction services for desalination projects as well as management and engineering services relating to municipal water distribution and treatment. Serving as a subcontractor to OC-Cayman, DesalCo designed and constructed the three reverse osmosis plants that OC-Cayman currently operates for (and previously sold to) the WAC and is presently constructing the new Red Gate plant for the WAC.

Kalaeloa Desalco LLC ("Kalaeloa Desalco").   In September 2021, Kalaeloa Desalco was formed to pursue a project encompassing the design, construction, operations and maintenance of a seawater reverse osmosis desalination plant in Oahu, Hawaii. In June 2023, Kalaeloa Desalco signed a definitive agreement with the Honolulu Board of Water Supply to design, build, operate and maintain a 1.7 million gallons per day seawater reverse osmosis desalination plant in Oahu, Hawaii.

Manufacturing Segment

Aerex Industries, Inc. ("Aerex").   Aerex, a U.S. company located in Fort Pierce, Florida, is an original equipment manufacturer of a wide range of specialized and custom products and systems applicable to desalination, municipal water treatment and industrial water and wastewater treatment. Aerex's products include reverse osmosis desalination equipment, membrane separation equipment, filtration equipment, piping systems, vessels and custom fabricated components. Aerex also offers engineering, design, consulting, inspection, training and equipment maintenance services to its customers.

Affiliate

Ocean Conversion (BVI) Ltd. ("OC-BVI").   We own 50% of the voting stock of OC-BVI, a British Virgin Islands company, which sells bulk water to the Government of the British Virgin Islands Water and Sewerage Department. We own an overall 43.53% equity interest in OC-BVI's profits and certain profit-sharing rights that raise our effective interest in OC-BVI's profits to approximately 45%. OC-BVI also pays our subsidiary, DesalCo, fees for certain engineering and administrative services. We account for our investment in OC-BVI under the equity method of accounting.

Discontinued Operations — Mexico Project Development

Consolidated Water Cooperatief, U.A. ("CW-Cooperatief"), N.S.C. Agua, S.A. de C.V. ("NSC") and Aguas de Rosarito S.A.P.I. de C.V. ("AdR"). CW-Cooperatief is a wholly-owned Netherlands subsidiary incorporated in 2010. CW-Cooperatief owns 99.9% of NSC, a Mexican company. NSC was formed to pursue a project encompassing the design, construction, ownership and operation of a 100 million gallon per day seawater reverse osmosis desalination plant which was to be located in northern Baja California, Mexico and accompanying pipeline to deliver water to the Mexican potable water system (the "Project").

In August 2016, the Public Private Partnership Agreement for the Project (the "APP Contract") was executed between AdR, the Comisión Estatal del Agua de Baja California ("CEA"), the Government of Baja California as represented by the Secretary of Planning and Finance and the Public Utilities Commission of Tijuana ("CESPT").

In June 2020, the Director General of CEA and the Director General of CESPT terminated the APP Contract. As a result of the cancellation of the APP Contract, we discontinued all development activities associated with the Project and commenced active marketing efforts to sell the land NSC purchased for the Project. Accordingly, the assets and liabilities of CW-Cooperatief, NSC and AdR, as well as all expenses we incur in connection with our on-going international arbitration with the Mexico government to obtain reimbursement for the costs we incurred in connection with the Project are reported as discontinued operations in our consolidated financial statements.

Our Operations

For fiscal year 2023, our retail water, bulk water, services and manufacturing segments generated approximately 17%, 19%, 54% and 10%, respectively, of our consolidated revenue. For additional information about our business segments and geographical information about our operating revenue and long-lived assets, see Note 14 to our consolidated financial statements at ITEM 8 of this Annual Report.

Retail Water Operations

For fiscal years 2023 and 2022, our retail water operations accounted for approximately 17%, and 27%, respectively, of our consolidated revenue. This business produces and supplies potable water to end-users, including residential, commercial and government customers in the Cayman Islands.

We sell water through our retail operations under a license issued in July 1990 by the Cayman Islands government (the "1990 license") that granted Cayman Water the exclusive right to provide potable water to customers within its licensed service area. Although the 1990 license has not been expressly extended after January 2018, we continue to supply water under the terms of the 1990 license, as discussed in the following paragraphs. Pursuant to the 1990 license, Cayman Water has the exclusive right to produce potable water and distribute it by pipeline to its licensed service area, which consists of two of the three most populated areas of Grand Cayman: Seven Mile Beach and West Bay.

The 1990 license was originally scheduled to expire in July 2010 but was extended several times by the Cayman Islands government in order to provide the parties with additional time to negotiate the terms of a new license agreement. The most recent express extension of the license expired on January 31, 2018. We continue to operate under the terms of the 1990 license, providing water services to the level and quality specified in the 1990 license and in accordance with our understanding of its legal obligations, treating those obligations set forth in the 1990 license as operative notwithstanding the expiration of the express extension. We continue to pay the royalty of 7.5% of revenue we collect required under the 1990 license.

In October 2016, the Government of the Cayman Islands passed legislation which created a new utilities regulation and competition office ("OfReg"). OfReg is an independent and accountable regulatory body with a view of protecting the rights of consumers, encouraging affordable utility services and promoting competition. OfReg, which began operations in January 2017, has the ability to supervise, monitor and regulate multiple utility undertakings and markets. Supplemental legislation was passed by the Government of the Cayman Islands in April 2017, which transferred responsibility for economic regulation of the water utility sector and the negotiations with us for a new retail license from the WAC to OfReg in May 2017. We began license negotiations with OfReg in July 2017 and such negotiations are ongoing. We have been informed during our retail license negotiations, both by OfReg and its predecessor in these negotiations, that the Cayman

Islands government seeks to restructure the terms of our license in a manner that could significantly reduce the operating income and cash flows we have historically generated from our retail license.

See also ITEM 1A. RISK FACTORS and ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Material Commitments, Expenditures and Contingencies — *Cayman Water Retail License*.

Our retail operations in the Cayman Islands produce potable water at three seawater reverse osmosis desalination plants in Grand Cayman located at our Abel Castillo Water Works ("ACWW") and West Bay sites. We own the land for our ACWW and West Bay plants. The current aggregate production capacity of the two plants located at ACWW is 3.0 million gallons of water per day. The production capacity of the West Bay plant is 1,000,000 gallons of water per day.

Electricity to our plants is supplied by Caribbean Utilities Co. Ltd., a publicly traded utility company. We maintain diesel engine-driven standby generators at all three retail plant sites with sufficient capacity to operate our distribution pumps and other essential equipment during any temporary interruptions in electricity supply. Standby generation capacity is available at our ACWW plants and West Bay plant to operate a portion of the water production capacity as well.

Our distribution system is connected to the distribution system of the WAC. In prior years, during emergencies, we have purchased water from the WAC for brief periods of time and have also sold potable water to the WAC from our retail plants.

Our pipeline system on Grand Cayman covers the Seven Mile Beach and West Bay areas and consists of approximately 100 miles of potable water pipeline. We extend our distribution system periodically as demand warrants. We have a main pipe loop covering the Seven Mile Beach and West Bay areas. We place extensions of smaller diameter pipe off our main pipe to service new developments in our service area. This system of building branches from the main pipe keeps construction costs low and allows us to provide service to new areas in a timely manner. Developers are responsible for laying the pipeline within their developments at their own cost, but in accordance with our specifications. When a development is completed, the developer then transfers operation and maintenance of the pipeline to us.

We bill our customers on a monthly basis based on metered consumption and bills are typically collected within 30 to 45 days after the billing date. Receivables not collected within 45 days subject the customer to disconnection from water service. The provision for credit losses has historically represented less than 1% of our total annual retail sales. In addition to their past due invoice balance, customers that have had their service disconnected must pay re-connection charges.

Historically, demand on our water production and pipeline distribution has varied throughout the year. Demand depends upon various factors, most notably rainfall amounts and the number of tourists during any particular time of the year. In general, the majority of tourists come from the United States during the winter which is also the dry season in the Cayman Islands. The COVID-19 pandemic and the resulting cessation of tourism to the Cayman Islands significantly reduced demand for our water. In August 2022, the Cayman Islands government lifted the COVID-19 pandemic related travel restrictions that had eliminated tourist travel to the Cayman Islands since March 2020.

Bulk Water Operations

For fiscal years 2023 and 2022, our bulk water operations accounted for approximately 19%, and 35%, respectively, of our consolidated revenue. These operations produce potable water from seawater and sell this water to government-owned utilities in the Cayman Islands and The Bahamas, which then distribute the water to end users.

Bulk Water Operations in the Cayman Islands

Through our wholly-owned subsidiary OC-Cayman we provide bulk water to the WAC, a government-owned utility and regulatory agency, under two agreements. The WAC in turn distributes that water to properties in Grand Cayman outside of our retail license area.

The water we provide to the WAC is produced at three seawater reverse osmosis desalination plants in Grand Cayman owned by the WAC but designed and built by DesalCo and operated by OC-Cayman: the North

Sound, Red Gate and North Side Water Works ("NSWW") plants, which have production capacities of approximately 1.6 million, 1.3 million and 2.4 million gallons of water per day, respectively. The plants we operate for the WAC are located on land owned by the WAC.

Our agreement with the WAC for the North Sound and NSWW plants expire in 2026. Our agreement with the WAC for the Red Gate plant expires in 2034.

Bulk Water Operations in The Bahamas

We sell bulk water in The Bahamas through our majority-owned subsidiary, CW-Bahamas, to the WSC, which distributes the water through its own pipeline system to residential, commercial and tourist properties on the Island of New Providence.

We supply bulk water in The Bahamas from our Windsor and Blue Hills plants.

Our water supply agreement with the WSC for our Windsor plant, which has a capacity of 2.8 million gallons per day, expires in August 2033 and requires us to deliver and requires the WSC to purchase a minimum of 16.8 million gallons per week.

We supply water from the Blue Hills plant, our largest seawater reverse osmosis desalination facility with a capacity of 12.0 million gallons per day, under the terms of a water supply agreement with the WSC that expires in March 2032 that requires us to deliver and requires the WSC to purchase a minimum of 63.0 million gallons of water each week.

The high-pressure pumps at our Windsor and Blue Hills plants in The Bahamas are diesel engine-driven. Electricity for the remainder of our plant operations is supplied by Bahamas Power and Light Company ("BPL"). We maintain a standby generator with sufficient capacity to operate essential equipment at our Windsor and Blue Hills plants and are able to produce 100% of the production capacity with these plants during temporary interruptions in the electricity supply from BPL.

Services Operations

For fiscal years 2023 and 2022, our services operations accounted for approximately 54% and 31%, respectively, of our consolidated revenue.

We provide design, engineering and construction services for desalination infrastructure projects through DesalCo, an original equipment manufacturer of seawater reverse osmosis desalination plants. DesalCo also provides management and procurement services for desalination plants and engineering services relating to municipal water production, distribution and treatment. DesalCo also conducts research and development. DesalCo sometimes tests new components and technology offered by suppliers in our business and, at times, collaborates with suppliers in the development of their products. Presently, DesalCo is providing management and purchasing services to our affiliate OC-BVI in the British Virgin Islands. In the past, DesalCo has provided consulting services to the WSC and constructed the desalination plants sold by OC-Cayman to the WAC. Serving as a contractor to OC-Cayman, DesalCo is presently constructing the new Red Gate desalination plant for the WAC.

In October 2019, we acquired 51% of the common stock of PERC, a U.S. company headquartered in Fountain Valley, California, which commenced operations in 1998. In August 2020, we acquired an additional 10% of PERC, increasing our ownership of this subsidiary to 61%. In January 2023, we acquired the remaining 39% ownership interest in PERC. PERC designs, constructs and sells wastewater and water reuse infrastructure. PERC also provides management services for wastewater and water reuse infrastructure under long-term operations and maintenance contracts. PERC's primary markets are California and the Southwest U.S., but it conducts business in other areas of the U.S.

Effective October 1, 2023, we purchased, through our wholly-owned subsidiary PERC, a 100% ownership interest in REC, a Colorado company headquartered in Frederick, Colorado. REC operates and maintains water and wastewater treatment facilities and provides technical services to clients throughout the Rocky Mountain and Eastern Plains Regions of Colorado.

Manufacturing Operations

For fiscal years 2023 and 2022, our manufacturing operations accounted for approximately 10% and 7%, respectively, of our consolidated revenue. Our manufacturing operations consist of Aerex, an original equipment manufacturer and service provider of a wide range of specialized and custom products applicable to desalination, municipal water treatment and industrial water and wastewater treatment. Aerex's products include reverse osmosis desalination equipment, membrane separation equipment, filtration equipment, piping systems, vessels and custom fabricated components. Aerex's manufacturing facility and headquarters are located in Fort Pierce, Florida and substantially all of its customers are U.S. companies.

Affiliate Operations

Our affiliate, OC-BVI, sells water to the Government of the British Virgin Islands Water and Sewerage Department ("BVIW&S"). We own 50% of the voting shares of OC-BVI and have an overall 43.53% equity interest in the profits of OC-BVI. We also own separate profit-sharing rights in OC-BVI that raise our effective interest in OC-BVI's profits from 43.53% to approximately 45%. Sage Water Holdings (BVI) Limited ("Sage") owns the remaining 50% of the voting shares of OC-BVI and the remaining 55% interest in its profits. Under the Articles of Association of OC-BVI, we have the right to appoint three of the six Directors of OC-BVI. Sage is entitled to appoint the remaining three Directors. In the event of a tied vote of the Directors, the President of the Caribbean Water and Wastewater Association, a regional trade association comprised primarily of government representatives, is entitled to appoint a junior director to cast a deciding vote.

Through DesalCo, we provide certain engineering and administrative services to OC-BVI for a monthly fee and a bonus arrangement which provides for payment of 4% of the net operating income of OC-BVI.

We account for our investment in OC-BVI using the equity method of accounting.

OC-BVI sells bulk water to BVIW&S, which distributes the water through its own pipeline system to residential, commercial and tourist properties on the islands of Tortola and Jost Van Dyke in the British Virgin Islands.

OC-BVI owns and operates a desalination plant located at Bar Bay, Tortola with a capacity of 720,000 gallons per day. Pursuant to a water supply agreement with the BVI government, OC-BVI is required to supply up to 600,000 gallons per day to the BVI government. This water supply agreement expires March 2031.

OC-BVI purchases electrical power to operate this plant from the BVI Electricity Corporation and operates diesel engine-driven emergency power generators which can produce 100% of the plant's production capacity when the BVI Electricity Corporation is unable to provide power to the plant.

OC-BVI's plant on the island of Jost Van Dyke has a capacity of 60,000 gallons per day. This plant operates under a 10-year contract with the BVI government that expired July 8, 2013. Pursuant to the contract, OC-BVI is operating the plant on a year-to-year basis until the BVI government informs OC-BVI of its intention to extend the existing contract or enter into a new agreement. We purchase electrical power to operate this plant from the BVI Electricity Corporation.

Reverse Osmosis Technology

The conversion of seawater to potable water is called desalination. The primary method of seawater desalination used throughout the world is reverse osmosis. Reverse osmosis is a fluid separation process in which the saline water (i.e. seawater) is pressurized and the fresh water is separated from the saline water by passing through a semi-permeable membrane which rejects the salts. The saline water is first passed through a pretreatment system, which generally consists of fine filtration and, if required, treatment chemicals. Pretreatment removes suspended solids and organics which could cause fouling of the membrane surface. Next, a high-pressure pump pressurizes the saline water thus enabling approximately 40% conversion of the saline water to fresh water as it passes through the membrane, while more than 99% of the dissolved salts are rejected and remain in the now concentrated saline water. This concentrate is discharged without passing through the membrane, and the remaining hydraulic energy in the concentrate is transferred to the initial saline feed water with an energy recovery device thus reducing the total energy requirement for the reverse osmosis system. The final step is post-treatment, which consists of stabilizing the produced fresh water and/or removing undesirable dissolved gases, adjusting the pH and (if necessary) the mineral content, and providing chlorination to prepare it for distribution.

We use reverse osmosis technology to convert seawater to potable water at all of the desalination plants we construct and operate. We believe that this technology is the most effective and efficient conversion process for our markets. However, we are always seeking ways to maximize efficiencies in our current processes and investigating new, more efficient processes to convert seawater to potable water. The equipment at our desalination plants is among the most energy efficient available and we monitor and maintain the equipment in an efficient manner. As a result of our decades of experience in seawater desalination, we believe our expertise and experience with respect to the development and operation of desalination plants and similar facilities is easily transferable to locations outside of our current operating areas.

Wastewater Treatment Technology

Our approach to wastewater treatment integrates advanced technologies and processes to ensure high-quality water reuse while addressing environmental and operational concerns. Typical technology uses include that of micro and ultra filtration, reverse osmosis, and ultraviolet advanced oxidation systems, often with sodium hypochlorite or hydrogen peroxide as oxidizers, to meet the stringent water quality parameters set by California. This is particularly relevant for applications like Title 22 reuse and Indirect Potable Reuse, where safety and quality are paramount.

We utilize Membrane Bioreactor ("MBR") technology, which is a wastewater treatment process that has been used for several decades to produce high quality recycled water for non-potable reuse. MBR technology, which integrates micro or ultra-filtration membranes with biological wastewater treatment processes, offers several advantages. These include a reduced physical footprint, which is crucial in areas where space is at a premium, and the production of higher quality treated effluent, which is vital for ensuring the safety and reliability of water reuse. Additionally, MBR's capability to handle more challenging influent makes it a versatile solution for a variety of wastewater treatment needs.

We employ various methods to improve the aesthetic and environmental integration of our clients' facilities. We conceal equipment and housing technologies in buildings that are both aesthetically pleasing and odor friendly, thereby addressing two of the common challenges in wastewater treatment facilities: odor and visual impact. This not only enhances the quality of life for nearby residents but also demonstrates a commitment to environmental stewardship.

Furthermore, the vertical integration of technology within our operations constitutes a strategic approach to improving efficiency in construction and operational phases. We believe this integration leads to cost savings, faster project completion times, reduction of raw material usage, and smoother operational processes.

Overall, our strategies and technologies reflect a holistic approach to wastewater treatment, emphasizing efficiency, environmental sensitivity, and the production of high-quality treated water for various reuse applications.

Raw Materials and Sources of Supply

All materials, parts and supplies essential to our business operations are obtained from multiple sources and we use the latest industry technology. Prior to our acquisition of Aerex, we did not manufacture any parts or components for equipment essential to our business. Aerex has manufactured key components for some of our desalination plants and we expect Aerex to continue to do so from time to time, however, our other businesses are not dependent on Aerex.

Our access to seawater for processing into potable water is granted through our licenses and contracts with governments of the various jurisdictions in which we operate.

Seasonal Variations in Our Business

Demand for our water in the Cayman Islands, The Bahamas and the British Virgin Islands is affected by variations in the level of tourism and rainfall. Tourism in our service areas is affected by the economies of the tourists' home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, global health concerns such as COVID-19, and increased costs of fuel and airfare. In the Cayman Islands, we normally sell more water during the first and second quarters of the year, when the number of tourists is greater and local rainfall is less than in the third and fourth quarters. The COVID-19 pandemic and the resulting cessation of tourism to the Cayman Islands significantly reduced demand for our water in 2021. In August 2022, the Cayman Islands government lifted the COVID-19 pandemic related travel restrictions that had eliminated tourist travel to the Cayman Islands since March 2020. Demand in The Bahamas was not affected to the same degree by the drop in tourism resulting from the COVID-19 pandemic.

The business conducted by Aerex and PERC is generally not subject to seasonal variations.

Government Regulations, Custom Duties and Taxes

Our operations and activities are subject to the governmental regulations and taxes of the countries in which we operate. The following summary of regulatory developments and legislation does not purport to describe all present and proposed regulation and legislation that may affect our businesses. Legislative or regulatory requirements currently applicable to our businesses may change in the future. Any such changes could impose new obligations on us that may adversely affect our businesses and operating results. The following paragraphs set forth some of the key governmental regulations in the jurisdictions in which we operate outside of the United States.

Cayman Islands

The Cayman Islands have no taxes on profits, income, distributions, capital gains or appreciation. We have exemptions from, or receive concessionary rates of customs duties on, certain capital expenditures for plant and major consumable spare parts and supplies imported into the Cayman Islands under our retail water license. We do not pay import duty or taxes on reverse osmosis membranes, electric pumps and motors, and chemicals, but we do pay duty at the rate of 10% of the cost, including insurance and transportation to the Cayman Islands, of other plant and associated materials and equipment to manufacture or supply water in the Seven Mile Beach or West Bay areas. We have been advised by the Government of the Cayman Islands that we will not receive any duty concessions in any new retail water license signed with the government.

The Bahamas

Under the current laws of the Commonwealth of The Bahamas, no income, corporation, capital gains or similar taxes are payable by us. We are required to pay an annual business license fee (the calculation of which is based on our preceding year's financial statements) which to date has not been material to the results of our Bahamas operations. We are also required to pay a value added tax on materials and services we purchase.

Markets and Service Areas

We operate in the Cayman Islands, The Bahamas, the United States and the British Virgin Islands. We believe that potential new markets for us include (i) any location where a need for potable water exists and reverse osmosis desalination of seawater or brackish water is an economically viable means of meeting such need; (ii) any location with a need for the water treatment and water reuse infrastructure development and management services we provide; and (iii) those new customers that require specialized water production and treatment products and systems such as those we manufacture.

Cayman Islands. The Cayman Islands government, through the WAC, supplies water to the areas of Grand Cayman that are not within our licensed area, as well as to Cayman Brac. We operate all but one of the reverse osmosis desalination plants owned by the WAC on Grand Cayman and supply water under two agreements held by OC-Cayman with the WAC.

According to the most recent information published by the Economics and Statistics Office of the Cayman Islands Government, the population of the Cayman Islands was estimated in 2022 to be 81,546 after the 2021 census count. According to the figures published by the Department of Tourism Statistics Information Center, in 2023 as compared to 2022, tourist air arrivals increased over 50% to approximately 429,000 and tourist cruise ship arrivals increased 70% to approximately 1,270,000.

We believe that our water sales in the Cayman Islands are more positively impacted by stay-over tourists that arrive by air than by those arriving by cruise ship, since cruise ship tourists generally only visit the island for one day or less and do not remain on the island overnight. Our water sales in the Cayman Islands are also greatly impacted by rainfall patterns and amounts on Grand Cayman.

The Bahamas. The Bahamas government, through the WSC, supplies all of the piped water on the island of New Providence, Bahamas, which includes Nassau, the largest city, political capital and commercial hub of The Bahamas. We supply water to the WSC through the water supply agreements for our Blue Hills and Windsor plants, which are located in Nassau. New Providence is the most populous island in The Bahamas, with more than 70% of the country's population. A 2022 census placed the population of New Providence at approximately 297,000. According to statistics published by the Bahamas Ministry of Tourism, in 2023 as compared to 2022, the number of air arrivals increased 17% to approximately 1,327,000 and cruise ship arrivals increased 46% to approximately 3,114,000.

British Virgin Islands. The British Virgin Islands are a British Overseas Territory and are situated east of Puerto Rico. They consist of 16 inhabited and more than 20 uninhabited islands, of which Tortola is the largest and most populated. The British Virgin Islands serve as a hub for many large yacht-chartering businesses.

Competition

Cayman Islands. Pursuant to our license granted by the Cayman Islands government, we have the exclusive right to provide potable, piped water within our licensed service area on Grand Cayman. The last express extension of this license expired on January 31, 2018. However, we continue to operate under the terms of this license, providing water services to the level and quality specified in the 1990 license and in accordance with its legal obligations, treating those obligations set forth in the license as operative notwithstanding the expiration of the express extension. Negotiations for a new license are on-going.

We are the only non-government-owned public water utility on Grand Cayman. The Cayman Islands government, through the WAC, supplies water to parts of Grand Cayman located outside of our licensed service area. Although we have no competition within our exclusive retail license service area for potable water, our ability to expand our service area is at the discretion of the Cayman Islands government. We have competed with such companies as SUEZ/Veolia, IDE Technologies and small local contractors for bulk water supply contracts with the WAC and expect to compete with these and other companies for any new water supply contracts awarded by the WAC.

The Bahamas. We have competed with companies such as SUEZ/Veolia, IDE Technologies, and TSG for the contracts with The Bahamas government to build and operate seawater desalination plants in the past. We expect to compete with these companies and others for any future water supply contracts in The Bahamas.

British Virgin Islands. In the British Virgin Islands, SUEZ/Veolia operates seawater reverse osmosis desalination plants in West End, Tortola, and on Virgin Gorda and generally bids against OC-BVI for projects. Seven Seas Water owns and operates a 2.75 million gallon per day desalination plant in Parakeeta Bay, Tortola for the British Virgin Islands government. We expect that OC-BVI will be required to compete against SUEZ/Veolia, Seven Seas Water, TSG and other parties for any future business opportunities that may arise in the British Virgin Islands.

United States. Aerex competes in the highly fragmented industry for manufactured water production and treatment equipment and systems against a large number of manufacturers, fabricators and service providers, many of which have greater resources than Aerex.

PERC and REC compete in the highly fragmented industry for water treatment and water reuse infrastructure development and management against a large number of companies, many of which have greater resources than PERC and REC.

Environmental and Health Regulatory Matters

Cayman Islands. With respect to our Cayman Islands operations, we operate our water plants in accordance with Cayman Islands laws and regulations. We are licensed by the WAC to extract seawater from wells and discharge concentrated seawater, which is a byproduct of our desalination process, into deep disposal wells.

Our Cayman Islands retail water license and bulk water operating contracts require our potable water to meet the World Health Organization's Guidelines for Drinking-Water Quality and contain less than 200 mg/l of total dissolved solids.

The Bahamas and British Virgin Islands. With respect to our Bahamian operations and OC-BVI's British Virgin Islands operations, we and OC-BVI are required by our water supply contracts to take all reasonable measures to prevent pollution of the environment. We are licensed by the Bahamian government to discharge concentrated seawater, which is a by-product of our desalination process, into deep disposal wells. OC-BVI is licensed by the British Virgin Islands government to discharge concentrated seawater into the sea.

At several of our locations, hydrogen sulfide gas is present in the seawater and we are contractually obligated to operate our plants in a manner designed to prevent the emission of airborne gas into the environment.

United States. Consistent with other U.S. companies, Aerex, PERC, Kalaeloa Desalco and REC must comply with various federal laws and regulations, such as those administered by the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration, as well as state and local laws and regulations.

We are not aware of any existing or pending environmental legislation which may negatively affect our operations. Presently, we do not have any outstanding issues with any regulatory authority.

Human Capital

We are committed to a work environment that is welcoming, inclusive and encouraging. To achieve our plans and goals, it is imperative that we attract and retain top talent. In order to do so, we aim to have a safe and encouraging workplace, with opportunities for our employees to grow and develop professionally, supported by strong compensation, benefits, and other incentives. We have historically experienced low employee turnover.

As of March 20, 2024, we employed a total of 293 persons, 63 in the Cayman Islands, 209 in the United States, 19 in The Bahamas and two in The Netherlands. We also managed the five employees of OC-BVI in the British Virgin Islands. We have 20 management employees and 52 administrative and clerical employees. The remaining employees are engaged in engineering, purchasing, plant maintenance and operations, pipe laying and repair, leak detection, new customer connections, meter reading and laboratory analysis of water quality. We have no collective bargaining agreements with our employees, and none are represented by labor unions. We consider our relationships with our employees to be very good.

Available Information

Our website address is http://www.cwco.com. Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website as part of this Annual Report.

We have adopted a written code of conduct and ethics that applies to all of our employees and Directors, including, but not limited to, our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics, the charters of the Audit Committee, Compensation Committee, Nominations and Corporate Governance Committee, Environmental and Social Governance Committee and the Corporate Governance Guidelines of our Board of Directors are available at the Investors section of our website.

You may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, plus amendments to such reports as filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, on our website and on the website of the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing us at the following address: Consolidated Water Co. Ltd., Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands, Attention: Investor Relations; or by calling us at (345) 945-4277.

ITEM 1A. RISK FACTORS

Investing in our common stock involves risks. Before investing in our common stock, you should consider carefully the factors discussed below and the information contained in this Annual Report. Each of these risks, as well as other risks and uncertainties not presently known to us or that we currently deem immaterial, could adversely affect our business, results of operations, cash flows and financial condition, and cause the value of our common stock to decline, which may result in the loss of part, or all, of your investment.

Our exclusive license to provide water to retail customers in the Cayman Islands has not been expressly extended and we are presently unable to predict the outcome of our on-going negotiations relating to this license.

We sell water through our retail operations under a license issued in July 1990 by the Cayman Islands government (the "1990 license") that granted Cayman Water the exclusive right to provide potable water to customers within its licensed service area. Although the 1990 license has not been expressly extended after January 2018, we continue to supply water under the terms of the 1990 license, as discussed in the following paragraphs. Pursuant to the 1990 license, Cayman Water has the exclusive right to produce potable water and distribute it by pipeline to its licensed service area, which consists of two of the three most populated areas of Grand Cayman Island: Seven Mile Beach and West Bay. In 2023 and 2022, we generated approximately 17% and 27%, respectively, of our consolidated revenue and 26% and 44%, respectively, of our consolidated gross profit from the retail water operations conducted under the 1990 license.

The 1990 license was originally scheduled to expire in July 2010 but was extended several times by the Cayman Islands government in order to provide the parties with additional time to negotiate the terms of a new license agreement. The most recent express extension of the license expired on January 31, 2018. We continue to operate under the terms of the 1990 license, providing water services to the level and quality specified in the 1990 license and in accordance with our understanding of its legal obligations, treating those obligations set forth in the 1990 license as operative notwithstanding the expiration of the express extension. We continue to pay a royalty of 7.5% of the revenue we collect as required under the 1990 license.

In October 2016, the Government of the Cayman Islands passed legislation which created a new utilities regulation and competition office ("OfReg"). OfReg is an independent and accountable regulatory body with a view of protecting the rights of consumers, encouraging affordable utility services, and promoting competition. OfReg, which began operations in January 2017, has the ability to supervise, monitor and regulate multiple utility undertakings and markets. Supplemental legislation was passed by the Government of the Cayman Islands in April 2017, which transferred responsibility for economic regulation of the water utility sector and the negotiations with us for a new retail license from the WAC to OfReg in May 2017. We began license negotiations with OfReg in July 2017 and such negotiations are ongoing. We have been informed during our retail license negotiations, both by OfReg and its predecessor in these negotiations, that the Cayman Islands government seeks to restructure the terms of our license in a manner that could significantly reduce the operating income and cash flows we have historically generated from our retail license.

We are presently unable to determine what impact the resolution of our retail license negotiations will have on our cash flows, financial condition or results of operations but such resolution could result in a material reduction (or the loss) of the operating income and cash flows we have historically generated from our retail operations and could require us to record impairment losses to reduce the carrying values of our retail segment assets. Such impairment losses could have a material adverse impact on our consolidated financial condition and results of operations.

Periodically, our Bahamas subsidiary experiences substantial delays in the collection of its accounts receivable. As a result, our Bahamas subsidiary could have insufficient liquidity to continue operations, and our consolidated financial results could be materially adversely affected.

CW-Bahamas' accounts receivable balances (which include accrued interest) due from the WSC amounted to $26.9 million as of December 31, 2023. Approximately 80% of this December 31, 2023 accounts receivable balance was delinquent as of that date. The delay in collecting these accounts receivable has adversely impacted the liquidity of this subsidiary.

From time to time (including presently), CW-Bahamas has experienced delays in collecting its accounts receivable from the WSC. When these delays occur, we hold discussions and meetings with representatives of the WSC and The Bahamas government, and as a result, payment schedules are developed for WSC's delinquent accounts receivable. All previous delinquent accounts receivable from the WSC, including accrued interest thereon, were eventually paid in full. Based upon this payment history, we have not provided for a material allowance for credit losses for CW-Bahamas' accounts receivable from the WSC as of December 31, 2023.

In a report dated October 6, 2022, Moody's Investor Services ("Moody's") downgraded the Government of The Bahamas' long-term issuer and senior unsecured ratings to B1 from Ba3. Moody's also lowered The Bahamas' local currency ceiling to Baa3 from Baa2 and its foreign currency ceiling to Ba1 from Baa3. Moody's iterated these ratings in April and October 2023, noting that such ratings are "stable."

If CW-Bahamas is unable to collect a significant portion of its delinquent accounts receivable, one or more of the following events may occur: (i) CW-Bahamas may not have sufficient liquidity to meet its obligations; (ii) we may be required to cease the recognition of revenue on CW-Bahamas' water supply agreements with the WSC; and (iii) we may be required to provide a material allowance for credit losses for CW-Bahamas' accounts receivable. Any of these events could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows.

The profitability of our contracts is dependent upon our ability to accurately estimate construction and operating costs.

The cost estimates we prepare in connection with the construction and operation of our water plants, the water infrastructure we construct and sell to third parties, and our manufacturing contracts, are subject to inherent uncertainties. Additionally, the terms of our water supply contracts may require us to guarantee the price of water on a per unit basis, subject to certain annual inflation and monthly energy cost adjustments, and to assume the risk that the costs associated with producing this water may be greater than anticipated. Because we base our contract prices in part on our estimation of future construction, manufacturing and operating costs, the profitability of our plants and our manufacturing and operations and maintenance contracts is dependent on our ability to estimate these costs accurately. The cost of materials and services and the cost of the delivery of such services may increase significantly after we submit our bid for contract, which could cause the gross profit for a contract to be less than we anticipated when the bid was made. The profit margins we initially expect to generate from an operations and maintenance contract could be further reduced if future operating costs for that contract exceed our estimates of such costs. Any construction, manufacturing, and operating costs for our contracts that significantly exceed our initial estimates could have a material adverse impact our consolidated financial condition, results of operations, and cash flows.

Certain of PERC's contracts with its customers may be terminated at any time at the customer's convenience or with relatively short advance notice. The termination of any of these contracts prior to their full performance may result in us realizing less than the full consideration payable under the contract and may negatively impact our financial results.

Certain of PERC's contracts with its customers, and substantially all of its contracts with governments or municipalities, may be terminated at any time at the customer's convenience with no or relatively short advance notice. Our business is highly dependent on the purchase of our products and services by government and municipalities, and we believe that contracts with similar termination provisions will continue to be a source of a substantial portion of our revenue for the foreseeable future.

If a customer terminates one of our contracts for convenience, we generally may recover, at most, our incurred or committed costs, settlement expenses, and payment for work completed or products delivered prior to the termination. As such, the termination of any of these contracts prior to their stated term may result in us realizing less than the full consideration payable under the contract. If any such contract is terminated prior to us performing a substantial portion of the work to be performed or delivering a substantial portion of the products to be delivered, prior to the termination, such termination may have a material adverse impact on our consolidated results of operations.

A significant portion of our consolidated revenue is derived from our water supply agreements with the WSC. The loss of the WSC as a customer would adversely affect us.

One bulk water customer, the WSC, accounted for approximately 17% of our consolidated revenue for 2023. If, for financial or other reasons, the WSC does not comply with the terms of our water supply agreements our consolidated financial condition, results of operations, and cash flows could be materially adversely affected.

Our operations are affected by tourism and are subject to seasonal fluctuations and other factors beyond our control that could affect the demand for our water.

Demand for our water in the Cayman Islands and The Bahamas is affected by variations in the level of tourism and local weather, primarily rainfall. Tourism in our service areas is affected by the economies of the tourists' home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, global health concerns such as COVID-19, and increased costs of fuel and airfare. In the Cayman Islands, we normally sell more water during the first and second quarters of the year, when the number of tourists is greater and local rainfall is less than in the third and fourth quarters. A downturn in tourism or greater than expected rainfall in the locations we serve could adversely impact our results of operations and cash flows. During the COVID-19 pandemic, the resulting cessation of tourism to the Cayman Islands through August 2022 significantly reduced demand for our water.

Performance shortfalls under any of our bulk supply contracts could result in penalties or cancellation of the contract.

Our bulk water supply agreements require us to meet specified minimum quality, quantity and energy consumption guarantees. Membrane fouling or other technical problems could occur at any of our plants, and if we are unable to meet the guarantees due to such technical problems, we could be in default of the supply agreement and subject to various adverse consequences, including financial penalties or cancellation of the agreement.

Our operations could be harmed by natural disasters such as hurricanes or earthquakes.

A natural disaster could cause major damage to our equipment and properties and the properties of our customers, including the large tourist properties in our areas of operation. For example, in January 2020, Grand Cayman experienced an earthquake which damaged three of our eight storage tanks. Any future disaster could cause us to lose use of our equipment and properties and incur additional repair costs. Damage to our customers' properties and the adverse impact on tourism could result in a decrease in water demand. A natural disaster could also disrupt the delivery of equipment and supplies, including electricity, necessary to our operations. These and other possible effects of natural disasters could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows.

Contamination of our water may cause disruption in our services and adversely affect our revenue.

Our feed water and/or processed water may become contaminated by natural occurrences and by inadvertent or intentional human interference, including acts of terrorism. If our feed water and/or processed water becomes contaminated, we may have to interrupt our supply of desalinated potable water until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat contaminated feed or processed water through expansion of our current treatment facilities, or development of new treatment methods. An inability by us to substitute feed water from an uncontaminated water source or to adequately treat the contaminated plant feed water or our processed water in a cost-effective manner may have a material adverse impact on our consolidated financial condition, results of operations, and cash flows.

Potential government decisions, actions and regulations could negatively affect our operations.

We are subject to the local regulations of the countries in which we operate, all of which are subject to change. Any government that regulates our operations may issue legislation or adopt new regulations, including but not limited to:

- restricting foreign ownership (by us);
- providing for the expropriation of our assets by the government;
- providing for nationalization of public utilities by the government;
- providing for different water quality standards;
- unilaterally changing or renegotiating our license and agreements;
- restricting the transfer of U.S. currency; or

- causing currency exchange fluctuations/devaluations or enacting changes in tax laws.

As new laws and regulations are issued, we may be required to modify our operations and business strategy, which we may be unable to do in a cost-effective manner. Failure by us to comply with applicable regulations could result in the loss of our authorizations to operate, the assessment of penalties or fines, or otherwise may have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

Unforeseen environmental costs could adversely affect our business and results of operations.

We are subject to various federal, state, local and foreign laws and regulations concerning environmental protection, including laws addressing water quality and contamination, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. In particular, we face increasing complexity in our operations as we adjust to new and future requirements relating to water quality, the composition of our other products, their safe use, the energy consumption associated with our operations, and climate change laws and regulations. If we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws, we could incur substantial costs or face other sanctions, which may include restrictions on operating in certain jurisdictions. Our potential exposure includes fines and civil or criminal sanctions, third-party property damage, personal injury claims and clean-up costs. Further, liability under some environmental laws relating to contaminated sites can be imposed retroactively on a joint and several basis, and without any finding of noncompliance or fault. The amount and timing of costs to comply with environmental laws are difficult to predict. In addition, any complaints or lawsuits against us based on water quality and contamination may receive negative publicity that can damage our reputation and adversely affect our business and trading price of our common stock.

If we fail to abide by laws, rules and regulations relating to human and workers' rights, we could be subject to various actions and our reputation, business and financial results could be adversely affected.

We are subject to various federal, state, local and foreign laws and regulations concerning human rights, including laws prohibiting discrimination, harassment, and forced or child labor, and establishing wage and hour standards. If we were to violate or become liable under human or workers' laws, we could incur substantial costs or face other sanctions. Our potential exposure includes fines and civil or criminal sanctions or liability. The amount and timing of costs to comply with human and workers' rights laws are difficult to predict. Additionally, the success of our business depends on earning and maintaining the trust and confidence of our customers, suppliers, stockholders and the communities in which we operate, our ability to compete for future opportunities, and our reputation among existing and potential clients and partners. Our reputation is critical to our business and could be impacted by events that may be difficult or impossible to control, and costly or impossible to remediate. For example, alleged or actual failures by us or our employees to comply with applicable human or workers' rights laws, rules or regulations, expectations and perceptions of our employment and environmental, social and governance practices, threatened or actual litigation against us or our employees, or the public announcement and potential publicity surrounding any of these issues, even if inaccurate, satisfactorily addressed, or if no violation or wrongdoing actually occurred, could adversely impact our reputation and relationships with customers, suppliers, stockholders and the communities in which we operate, and our ability to renew or negotiate new agreements for projects. Any such failure or reputational harm could have an adverse effect on our consolidated financial condition, results of operations and cash flows.

We rely on the efforts of key employees. Our failure to retain these employees could adversely affect our results of operations.

Our success depends upon the abilities of our Executive Officers. In particular, the loss of the services of Frederick W. McTaggart, our President and Chief Executive Officer, could be detrimental to our operations and our continued success. Mr. McTaggart has an employment agreement expiring on December 31, 2026. Each year, the term of this agreement may be extended for an additional year. However, we cannot guarantee that Mr. McTaggart will continue to work for us during the term of his agreement or will extend his employment agreement with us.

Our business could be adversely affected by cyber threats or other interruptions in information technology, communications networks and operations.

As part of our operations, we rely on computer systems to process transactions and communicate with our customers, suppliers and other third parties. We rely on continued and unimpeded access to secure network connections to communicate between locations and on reliable internet connections to communicate with external parties. We have physical, technical and procedural safeguards in place that are designed to protect information and protect against security and data breaches as well as fraudulent transactions and other activities. Despite these safeguards and our other security processes and protections, we cannot be assured that all our systems and processes are free from vulnerability to evolving and increasingly sophisticated cyber-attacks, to other physical breaches or to inadvertent data disclosure by third parties or by us. A significant data security breach, including misappropriation of customer, supplier or confidential employee information, could cause us to incur significant costs, which may include potential costs of investigations, legal, forensic and consulting fees and expenses, costs and diversion of management attention required for investigation, remediation and litigation, substantial repair or replacement costs. We could also experience data losses that would impair our ability to manage our business operations, including accounting and project costs, manage our water and distribution systems or process transactions and have a negative impact on our reputation and loss of confidence of our customers, suppliers and others, any of which could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows and our business in general.

We are exposed to credit risk through our relationships with several customers.

We are subject to credit risk posed by possible defaults in payment by our bulk water customers in the Cayman Islands, The Bahamas and the British Virgin Islands. We are also subject to credit risk posed by possible defaults in payment by our customers in the United States. Adverse economic conditions affecting, or financial difficulties of, those parties could impair their ability to pay us or cause them to delay payment. We depend on these parties to pay us on a timely basis. Our outstanding accounts receivable are not covered by collateral or credit insurance. Any delay or default in payment could adversely affect our consolidated financial condition, results of operations, and cash flows.

We are exposed to the risk of variations in currency exchange rates.

Although we report our results in United States dollars, a significant portion of our revenue is earned in other currencies. These currencies have been fixed to the United States dollar for more than 20 years. Consequently, we do not employ hedging strategies against the foreign currency exchange rate risk associated with conducting business in foreign currencies while reporting in United States dollars. If any of the existing fixed exchange rates for these other currencies becomes a floating exchange rate and any of these currencies depreciate against the U.S. dollar, our consolidated financial condition, results of operations, and cash flows could be materially adversely affected.

We may not pay dividends in the future. If dividends are paid, they may be in lesser amounts than past dividends.

Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our Board of Directors. We have paid dividends in the past but may cease to do so at any time. We may incur increased operating or development expenses or capital requirements or indebtedness in the future that may restrict our ability to pay dividends. We may also be restricted from paying dividends in the future due to restrictions imposed by applicable corporate laws, our consolidated financial condition, results of operations and cash flows, covenants contained in financing agreements, and other factors considered by our Board of Directors. We may not continue to pay dividends in the future or, if dividends are paid, they may not be in amounts comparable to past dividends.

Service of process and enforcement of legal proceedings commenced against us in the United States may be difficult to obtain.

We are incorporated under the laws of the Cayman Islands and most of our assets are located outside of the United States. In addition, six of our 14 Directors and Officers reside outside the United States. As a result, it may be difficult for investors to execute service of process within the United States upon us and such other persons, or to enforce judgments obtained against such persons in United States courts, and bring any action, including actions predicated upon the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts or jurisdictions located outside of the United States, rights predicated upon the United States securities laws.

Based on the advice of our Cayman Islands legal counsel, we believe no reciprocal statutory enforcement of foreign judgments exists between the United States and the Cayman Islands, and that foreign judgments originating from the United States are not directly enforceable in the Cayman Islands. A prevailing party in a United States proceeding against us or our Directors and Officers would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party's claim. A prevailing party could rely on the summary judgment procedures available in the Cayman Islands, subject to available defenses in the Cayman Islands courts, including, but not limited to, the lack of competent jurisdiction in the United States courts, lack of due service of process in the United States proceeding and the possibility that enforcement or recognition of the United States judgment would be contrary to the public policy of the Cayman Islands.

Depending on the nature of damages awarded, civil liabilities under the Securities Act of 1933, as amended (or the Securities Act), or the Securities Exchange Act of 1934, as amended (or the Exchange Act), for original actions instituted outside the Cayman Islands may or may not be enforceable. For example, a United States judgment awarding remedies unobtainable in any legal action in the courts of the Cayman Islands, such as treble damages, would likely not be enforceable under any circumstances.

The relatively low trading volume of our stock may adversely impact the ability to sell our shares.

The average daily trading volume of our common stock in 2023 was approximately 131,600 shares, a much lower trading volume than that of many other companies listed on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence in turn depends on the individual decisions of investors and general economic and market conditions over which we have no control. Due to the limited volume of trading in our common stock, an investor in our stock may have difficulty selling larger volumes of our common stock in the manner, or at the price, that might be attainable if our common stock were more actively traded.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our information technology ("IT") and cybersecurity programs are crucial to maintaining secure operations, which enable us to deliver on our promise to customers and maintain stakeholder trust. Our Vice President of Information Technology ("VP IT") is responsible for establishing, implementing, and executing our cybersecurity program and strategy. Our VP IT has more than 25 years of IT, IT audit, and cybersecurity experience, and is involved in assessing the latest developments in cybersecurity, including potential threats and innovative risk management techniques. All IT staff are obliged to include cybersecurity as part of their everyday considerations and tasks.

Our cybersecurity program is a critical component of our enterprise risk management process overseen by our Board of Directors, and we have integrated cybersecurity-related risks into our overall enterprise risk management framework. Additionally, cybersecurity-related risks are included in the risk universe that the risk management function evaluates to assess top risks to the enterprise on an annual basis.

Our IT department proactively identifies, manages, and mitigates cyber risk in a variety of ways, including but not limited to:

    a.   A formal enterprise-wide cybersecurity policy and related standards;

    b.   Cybersecurity training and employee phishing simulations;

    c.   Ongoing vulnerability assessment, identification, and remediation;

    d.   Cyber incident response, IT disaster recovery, and business continuity plans;

e. Identity and access management controls;

f. Automated patch management and security updates;

g. Network isolation of key operations environments; and

h. Email filtering with attachment inspection and targeted threat protection.

The standards set in our cybersecurity program include the implementation of controls that are aligned with industry guidelines and applicable regulations to identify threats, deter attacks, and protect our information security assets. These standards are guided, in part, by the relevant National Institute of Standards and Technology (NIST) and American Water Works Association (AWWA) frameworks and guidance. We use various tools, security measures and technologies to aid in seeking to protect our network perimeter and internal systems from unauthorized access, intrusion, or disruption. Assessments are conducted across our systems, networks, and data infrastructure to identify potential cybersecurity threats and vulnerabilities.

We have policies and procedures in place for selecting and managing our relationships with third-party service providers and other business partners, including monitoring compliance with our agreements and regulatory and legal requirements. We also actively engage with industry participants and related communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures. In addition, a monitoring and detection system has been implemented to help identify cybersecurity threats and incidents. Our cybersecurity program also focuses on providing training and awareness to our employees and contractors on cybersecurity best practices.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other IT risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Audit Committee oversees the management of our cybersecurity risk exposures and the steps management has taken to monitor and control such exposures. At each quarterly meeting, the Audit Committee receives an update from our VP IT and other members of management on relevant topics, including cybersecurity program maturity progress, new capabilities implemented, testing results, key cyber risk metrics (e.g., simulated phishing testing and vulnerability management) and notable incidents or events should they occur. On an annual basis, our Board of Directors meets with our VP IT and our third-party cybersecurity consultant to review our cybersecurity strategy. In accordance with our cybersecurity incident response plan, our Board of Directors is promptly informed of potentially material cybersecurity incidents, including with respect to our third-party service providers.

Although we have experienced cybersecurity incidents from time to time that have not had a material adverse effect on our business, financial condition, or results of operations, there can be no assurance that a cyber-attack, security breach, or other cybersecurity incident will not have a material adverse effect on us in the future.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

For a discussion regarding risks from cybersecurity threats that have or are reasonably likely to affect the company, see the risk factor titled "Our business could be adversely affected by cyber threats or other interruptions to information technology, communications networks and operations." in Item 1A of this Annual Report on Form 10-K.

ITEM 2.   PROPERTIES

Cayman Islands Properties

Abel Castillo Water Works

We own and operate our Abel Castillo Water Works, which is located in the Seven Mile Beach area and encompasses 12,812 square feet of buildings, two seawater reverse osmosis desalination plants with an aggregate capacity of 3.0 million gallons per day, a high service distribution pump house, warehouse space and three potable water storage tanks each with a capacity of 1.0 million gallons and one potable water storage tank with a capacity of 2.0 million gallons. The site is located on 4.2 acres, including 485 feet of waterfront.

West Bay Plant

In 2023, we commissioned a new seawater reverse osmosis desalination plant in the West Bay area and decommissioned the previous plant located on the same property. The new plant began operating in November 2023, with a capacity of 1,000,000 gallons per day and is expandable to 2,000,000 gallons per day. This site contains a 5,000 square foot concrete building which houses our water production facility, a 2,400 square foot building which houses the potable water distribution pumps, a water quality testing laboratory, and office space and water storage capacity consisting of three potable water tanks each with a capacity of 1.0 million gallons.

Britannia Plant

Although we own our Britannia seawater reverse osmosis desalination plant which is located in the Seven Mile Beach area, this plant is not currently operational. However, we still have and operate a potable water storage tank with a capacity of 840,000 gallons, potable water high service pumps, and various ancillary equipment. We have leased the site (comprised of 0.73 acres) and steel frame building which houses the plant for a term that ends in 2027 at an annual rent of $1.00.

Distribution System

We own our Seven Mile Beach and West Bay potable water distribution systems in Grand Cayman which consist of potable water pipes, valves, curb stops, meter boxes, and water meters. We have the legal right to maintain (and expand or contract as necessary) these systems on public and private land within our licensed service area.

Corporate Office

We occupy approximately 5,700 square feet of office space at the Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands under a lease that expires in April 2024. We expect to renew this lease.

Other Property

In October 2022, Cayman Water purchased for $2.94 million approximately 2.8 acres of land in the West Bay area of Grand Cayman. Cayman Water expects to use this site for the construction of a new headquarters, emergency operations center and warehouse facility at some point in the future.

Bahamas Properties

Windsor Plant

Our Windsor water production facility, located in Nassau, New Providence, has a production capacity of 2.8 million gallons per day. The plant is powered by a combination of diesel engine-driven high-pressure pumps and electrical power purchased from Bahamas Power and Light to power all other loads in the plant. The plant is contained within a 12,000 sq. ft. steel building, and a warehouse, workshop and offices are contained within a 2,600 sq. ft. concrete building. The buildings are located on land owned by the WSC and our water sales agreement gives us a license to use the land throughout the term of that agreement, which expires in 2033. We also own and maintain a 5.0 million gallon welded steel water storage tank that was constructed by us and is operated by the WSC.

Blue Hills Plant

Our Blue Hills plant in Nassau, New Providence consists of two production facilities. The first facility was completed in July 2006, has a production capacity of 7.2 million gallons per day, and is powered by a combination of diesel engine-driven high-pressure pumps and electrical power purchased from Bahamas Power and Light to power all other loads in the plant. The plant is contained within a concrete and steel building with a footprint of 16,000 square feet that also contains a warehouse, workshop and offices. It is located on land owned by the WSC and our 20-year water sales agreement gives us a license to use the land throughout the term of that agreement.

The Blue Hills plant water supply agreement was amended in January 2011 and extended through 2032. Pursuant to this amendment, we added a second production facility to increase the total production capacity of the Blue Hills plant to 12.0 million gallons per day. The second facility was completed in March 2012 and is powered by a combination of diesel engine-driven high-pressure pumps and electrical power purchased from Bahamas Power and Light to power all other loads in the plant. The second facility is contained within a steel building with a footprint of 10,640 square feet located adjacent to the initial production facility on land owned by the WSC. We also own and maintain a 1.0 million gallon welded steel elevated water storage tank that was constructed by us and is operated by the WSC.

U.S. Properties

Aerex owns a 30,000 square foot manufacturing facility located on 6.4 acres of land in Fort Pierce, Florida and has approximately 6,000 square feet of office space in downtown Fort Pierce under a lease that expires on June 30, 2026.

Our Aquilex warehouse consists of 4,100 square feet located in Sunrise, Florida that has been leased through September 2025. Our Aquilex office consists of 6,500 square feet located in Coral Springs, Florida that has been leased through March 2026.

PERC leases approximately 4,100 square feet of office space in Fountain Valley, California that serves as its corporate headquarters. This lease expired in August 2021 and is currently on a month-to-month basis.

REC leases approximately 7,500 square feet of office space in Frederick, Colorado that serves as its corporate headquarters under a lease that expires on October 1, 2029.

Mexico Properties

NSC and AdR own 20.1 hectares and 0.18 hectares of land, respectively, in Rosarito Beach, Baja California, Mexico.

ITEM 3.   LEGAL PROCEEDINGS

Mexico Project litigation

a)   *EWG request of precautionary measures*

In January 2018, EWG Water LLC ("EWG") initiated an ordinary mercantile claim against, among others, N.S.C. Agua, S.A. de C.V. ("NSC") and Consolidated Water Cooperatief, U.A. ("CW-Cooperatief") (with Aguas de Rosarito S.A.P.I. de C.V. ("AdR") being named as a third party to be called to trial) before the Tenth Civil Judge in Tijuana, Baja California for Mercantile Matters (the "Tenth Civil Judge").

In such claim, EWG challenged, among other things, the transactions contemplated under a certain option agreement (entered into in 2012), and therefore, the capital investment transactions occurring in May 2013 that increased the ownership interest of CW-Cooperatief in NSC to 99.99%. On October 1, 2020, and following an order from a Federal Judge obtained by NSC, the Tenth Civil Judge resolved to (i) move the claim of EWG to arbitration, and (ii) suspend the corresponding ordinary mercantile procedure. Within the above-mentioned claim, the Tenth Civil Judge granted EWG certain preliminary measures against NSC, which were later overturned by an Upper Court.

In July 2023, EWG filed a motion before a local court in Playas de Rosarito, Baja California (the "Rosarito Court") to obtain precautionary measures consisting of the securing of assets owned by NSC (particularly real estate), as a procedure prior to the commencement of an arbitration that allegedly would be initiated by EWG against NSC to claim the payment of an indemnification for damages derived from a so-called simulation of legal acts. In the opinion of the Rosarito Court, such motion did not require notification to NSC or the presentation of counterarguments by NSC to the motion prior to securing the assets of NSC.

On July 28, 2023, the Rosarito Court issued a resolution in which it: (i) granted the precautionary measures requested by EWG, subject to the posting of a bond in the amount of MXN$1,500,000 (One Million Five

Hundred Thousand Mexican Pesos), and (ii) ordered that once the precautionary measures were executed, EWG would have three business days counted as from the posting of the bond, to initiate and prove to the Rosarito Court that it initiated the arbitration. To the Company's knowledge EWG has not posted the bond. Consequently, NSC has not been summoned to an arbitration procedure.

As EWG has apparently not posted the bond set by the Rosarito Court (i) the precautionary measures have not been enforced, (ii) no securing or attachment has been registered against the real estate of NSC; and (iii) NSC has not been formally summoned to this procedure. As stated previously, NSC is unaware of any arbitration commenced by EWG regarding this matter.

b) *NSC amparo lawsuit*

On August 16, 2023, NSC filed an amparo suit (i.e. application for constitutional relief) before the Eleventh Federal District Court in Tijuana ("Federal District Court in Tijuana") against the precautionary measures granted to EWG by the Rosarito Court.

In its amparo suit, NSC also requested the Federal District Court in Tijuana to grant an order to put on hold said precautionary measures. A preliminary order to stay was granted by the Federal District Court in Tijuana, followed by a definitive injunction, subject to the posting of a guarantee. NSC has submitted the guarantee to the court.

NSC subsequently filed an extension of the amparo suit introducing new arguments aiming to strengthen NSC´s position. The amparo extension was admitted through a resolution published on November 7, 2023.

The Federal District Court in Tijuana has not been able to summon EWG on this amparo suit, as it has not been able to determine nor obtain information on an address where EWG can be summoned. As such, the Federal District Court in Tijuana has requested various authorities to provide information on any domicile where EWG can be summoned.

The responses of some authorities are in process of being received by the Federal District Court in Tijuana. NSC is waiting until all the authorities provide their official response to determine if there is a viable alternative for summoning EWG.

NSC offered certain evidence consisting of the docket of amparo file number 74/2020, which was processed by the Twelfth Civil District Court in Tijuana. The Amparo Law provides that any documentary evidence offered by the parties shall be issued without any cost. Therefore, NSC requested the Court to grant the expedition of said copies for free.

However, this request was denied by the Federal District Court in Tijuana. Therefore, NSC filed an appeal for review against said decision, which was admitted by the Federal District Court in Tijuana and sent to the Second Collegiate Circuit Court in Tijuana, acting as Court of Appeals, which confirmed the admission of the appeal remedy through a resolution published on January 26, 2024. The judgment is still pending resolution.

We cannot presently determine what impact the resolution of this matter may have on our consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock is listed on the NASDAQ Global Select Market and trades under the symbol "CWCO".

No trading market exists for our redeemable preferred stock, which is only issued to, or purchased by, long-term employees of our company.

On January 3, 2023, March 31, 2023 and January 2, 2024, we issued a total of 25,986 shares, 13,797 shares and 29,392 shares of our common stock, respectively, to Executive Officers under our 2008 Equity Incentive Plan. On December 12, 2023, we issued a total of 22,831 shares of our common stock to our Directors under our Non-Executive Directors' Share Plan in consideration for their service on our Board of Directors and the committees thereof. See "ITEM 11. EXECUTIVE COMPENSATION".

Currently 2,023,850 Bahamian Depository Receipts ("BDRs") that constitute ownership of 404,770 shares of our common stock are listed and traded on the Bahamian International Stock Exchange. Our common shares that underlie these BDRs are held in a custodial account in The Bahamas. The BDRs are entitled to dividend payments, when declared, on our common stock in proportion to the BDRs' relative value to our common stock.

Holders

As of March 20, 2024, we had 706 holders of record of our common stock.

Dividends

Our Board of Directors declares and approves any and all dividends.

We have paid dividends to owners of our common stock and redeemable preferred stock since we began declaring dividends in 1985. However, the payment of any future cash dividends will depend upon our earnings, financial condition, cash flows, capital requirements and other factors our Board of Directors deems relevant in determining the amount and timing of such dividends.

Listed below, for each quarter of the last two fiscal years, are the per share dividends declared on our issued and outstanding shares of common shares and redeemable preferred stock.

	2023	2022
First Quarter	$0.085	$0.085
Second Quarter	0.085	0.085
Third Quarter	0.095	0.085
Fourth Quarter	0.095	0.085
	$ 0.36	$ 0.34

Exchange Controls and Other Limitations Affecting Security Holders

Our Company is not subject to any governmental laws, decrees or regulations in the Cayman Islands which restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. The Cayman Islands does not impose any limitations on the right of non-resident owners to hold or vote our common stock. There are no exchange control restrictions in the Cayman Islands.

The information required by Item 201(d) of Regulation S-K is provided under ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS of this Annual Report.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our water production operations and activities, and those of our affiliate OC-BVI, are conducted at 10 plants in three countries: the Cayman Islands, The Bahamas, and the British Virgin Islands. The following table sets forth the comparative combined production capacity of our retail and bulk segments and our affiliate as of December 31 of each year.

Comparative Operations

2023			2022		
Location	Plants	Capacity[1]	Location	Plants	Capacity[1]
Cayman Islands	6	9.3	Cayman Islands	7	9.9
Bahamas	2	14.8	Bahamas	2	14.8
British Virgin Islands	2	0.8	British Virgin Islands	2	0.8
	10	24.9		11	25.5

_____

(1)   In millions of gallons per day.

Effective October 1, 2023, the Company purchased, through its wholly-owned subsidiary PERC, a 100% ownership interest in Ramey Environmental Compliance, Inc., a Colorado company that operates and maintains water and wastewater treatment facilities and provides technical services to clients throughout the Rocky Mountain and Eastern Plains Regions of Colorado. PERC acquired REC in November 2023 for approximately $4.1 million and recorded goodwill and intangible assets of $2,436,391 and $1,108,390, respectively, as of October 1, 2023 as a result of this acquisition.

The following table sets forth the comparative combined estimated production capacity of our services segment as of December 31 of each year.

Comparative Operations

2023			2022		
Location	Plants	Capacity[1]	Location	Plants	Capacity[1]
United States	31	59.7	United States	27	52.5

_____

(1)   In estimated millions of gallons per day.

As of December 31, 2023, REC performed operations, maintenance, and monitoring services for 72 wastewater and water treatment plants located in the Rocky Mountain and Eastern Plains Regions of Colorado.

Cayman Islands

We have been operating our business on Grand Cayman since 1973 and have been using reverse osmosis technology to convert seawater to potable water since 1989. The Cayman Islands have a limited natural supply of fresh water. We have an exclusive license from the Cayman Islands government to process potable water from seawater and then sell and distribute that water by pipeline to the Seven Mile Beach and West Bay areas of Grand Cayman. This license expired in January 2018 but as discussed in the following paragraph we continue to provide water under the terms of this license. Our Grand Cayman operations consist of three company-owned seawater reverse osmosis desalination plants which provide water to approximately 8,095 retail residential and commercial connections within a government licensed area and three government-owned seawater reverse osmosis plants which supply bulk water to the WAC. Our pipeline system on Grand Cayman Island covers the Seven Mile Beach and West Bay areas of Grand Cayman and consists of approximately 100 miles of potable water pipe.

Our exclusive license from the Cayman Islands government was originally scheduled to expire in July 2010 but was extended several times by the Cayman Islands government in order to provide the parties with additional time to negotiate the terms of a new license agreement. The most recent express extension of the license expired on January 31, 2018. We continue to operate under the terms of the 1990 license, providing water services to the level and quality specified in the 1990 license and in accordance with our understanding of its legal obligations, treating those obligations set forth in the 1990 license as operative notwithstanding the expiration of the express extension. We continue to pay the royalty required under the 1990 license. We have been informed during our retail license negotiations that the Cayman Islands government seeks to restructure the terms of our license in a manner that could significantly reduce the operating income and cash flows we have historically generated from our retail license. Our retail license negotiations have also been impacted by the passage of new legislation and the establishment of a new water regulatory body in the Cayman Islands. See further discussion of this matter at ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Material Commitments, Expenditures and Contingencies — *Cayman Water Retail License*.

The Bahamas

CW-Bahamas produces potable water from two seawater reverse osmosis desalination plants. The Windsor plant and the Blue Hills plant are located in Nassau, New Providence and have a total installed capacity of 14.8 million gallons per day. CW-Bahamas supplies water from these plants to the Water and Sewerage Corporation of The Bahamas ("WSC") under long-term supply agreements. During 2023, we supplied approximately 4.8 billion gallons of water to the WSC from these plants, as compared to 4.6 billion gallons during 2022.

From time to time (including presently), CW-Bahamas has experienced delays in collecting its accounts receivable. Representatives of the Bahamas government have informed us that their delays in paying our accounts receivables did/do not reflect any type of dispute with us with respect to the amounts owed. To date, all amounts due from CW-Bahamas were eventually paid in full, and we believe that the present accounts receivable from the WSC are fully collectible. Such accounts receivable balances due from The Bahamas government amounted to $26.9 million as of December 31, 2023. See further discussion of this matter at ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — LIQUIDITY AND CAPITAL RESOURCES — *CW-Bahamas Liquidity*.

Critical Accounting Policies and Estimates

Our critical accounting policies relate to (i) the valuations of our goodwill, intangible assets and long-lived assets; and (ii) revenue recognition on our construction and manufacturing contracts.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ significantly from such estimates and assumptions.

The application of our critical accounting policies involves estimates or assumptions that constitute "critical accounting estimates" for us because:

- the nature of these estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

- the impact of the estimates and assumptions on financial condition and results of operations is material.

Goodwill and Intangible Assets

Goodwill represents the excess cost of an acquired business over the fair value of the assets and liabilities of the acquired business as of the date of acquisition. Goodwill and intangible assets recorded as a result of a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or upon the identification of a triggering event. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment. We evaluate the possible impairment of goodwill annually as part of our reporting process for the fourth quarter of each fiscal year. Management identifies our reporting units for goodwill impairment testing purposes, which consist of Cayman Water, the bulk segment (which is comprised of CW-Bahamas and OC-Cayman), PERC, and the manufacturing segment (i.e., Aerex), and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We determine the fair value of each reporting unit and compare these fair values to the carrying amounts of the reporting units. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded.

For 2023, we elected to assess qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment testing we have conducted in prior years for our reporting units. We assessed the relevant events and circumstances to evaluate whether it is more likely than not that the fair values of such reporting units are less than their carrying values. The events and circumstances assessed for each reporting unit included macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, and other relevant events. Based upon this qualitative assessment, we determined that it is more likely than not that the fair values of our reporting units exceeded their carrying values as of December 31, 2023.

For 2022, we elected to assess qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment testing we have conducted in prior years for all reporting units other than the manufacturing unit. We assessed the relevant events and circumstances to evaluate whether it is more likely than not that the fair values of such reporting units are less than their carrying values. The events and circumstances assessed for each unit included macroeconomic conditions, industry and market conditions, cost factors, expected future results, overall financial performance, and other relevant events. Based upon this qualitative assessment we determined that it is more likely than not that the fair values of our Cayman Water and bulk segment reporting units exceeded their carrying values as of December 31, 2022. Based upon our negotiated, arms-length purchase of the remaining 39% equity interest in PERC from its minority shareholders for $7.8 million in January 2023, the fair value of our PERC reporting unit exceeded its carrying value by 79% as of December 31, 2022.

Due to the factors discussed in the following paragraphs, we elected to test the goodwill associated with our manufacturing reporting unit for possible impairment for 2022 using the quantitative tests applied in prior years.

Approximately 80% of Aerex's revenue, and 89% of Aerex's gross profit, for the year ended December 31, 2020 were generated from sales to one customer. While Aerex sells various products to this customer, Aerex's revenue from this customer had historically been derived primarily from one specialized product. In October 2020, this customer informed Aerex that, for inventory management purposes, it was suspending its purchases of the specialized product from Aerex following 2020 for a period of approximately one year. This customer informed Aerex at that time that it expected to recommence its purchases of the specialized product from Aerex beginning with the first quarter of 2022. As a result of this anticipated loss of revenue for Aerex, we updated our projections for our manufacturing reporting unit's future cash flows. Such projections assumed, in part, that Aerex's major customer would recommence its purchases from Aerex in 2022 but at a reduced aggregate amount, as compared to 2020. Based upon these updated projections, we tested our manufacturing reporting unit's goodwill for possible impairment as of December 31, 2020 using the discounted cash flow and guideline public company methods, with a weighting of 80% and 20% applied to these two methods, respectively. As a result of these impairment tests, we determined that the estimated fair value of our manufacturing reporting unit exceeded its carrying value by approximately 31% as of December 31, 2020.

In late July 2021, this former major customer communicated to Aerex that it expected to recommence its purchases of the specialized product from Aerex in 2022 and subsequent years, but informed Aerex that such purchases would be at substantially reduced annual amounts, as compared to the amounts it had purchased from Aerex in 2020 and prior years. Our updated sales estimate for this customer based on this new information was substantially below the sales we anticipated to this customer for 2022 and subsequent years that we used in the discounted cash flow projections we prepared for purposes of testing our manufacturing reporting unit's goodwill for possible impairment as of December 31, 2020. Furthermore, Aerex's efforts to replace the revenue previously generated from this customer with revenue from existing and new customers were adversely impacted by negative economic conditions (caused in part by the COVID-19 pandemic). These negative economic conditions also increased Aerex's raw material costs, resulted in raw material shortages and extended delivery times for such materials, and adversely affected the overall financial condition of Aerex's current and prospective customers. Accordingly, in light of this new information from Aerex's former major customer, and the on-going weak economic conditions that we believed would continue through 2022, we updated our projections of future cash flows for the manufacturing reporting unit and tested its goodwill for possible impairment as of June 30, 2021 using the discounted cash flow and guideline public company methods, with a weighting of 80% and 20% applied to these two methods, respectively. Based upon this testing, we determined that the carrying value of our manufacturing reporting unit exceeded its fair value by $2.9 million, and we recorded an impairment loss to reduce our manufacturing segment's goodwill by this amount for the three months ended June 30, 2021.

For 2022, we estimated the fair value of our manufacturing reporting unit by applying the discounted cash flow method, which relied upon seven-year discrete projections of operating results, working capital and capital expenditures, along with a terminal value subsequent to the discrete period. These seven-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated cost of capital for market participants at the time of the analysis. We also estimated the fair value of our manufacturing reporting unit for the year ended December 31, 2022 by applying the guideline public company method. We weighted the fair values estimated for our manufacturing reporting unit under each method and summed such weighted fair values to estimate the overall fair value for the reporting unit. The respective weightings we applied to each method for the year ended December 31, 2022 were 80% to the discounted cash flow method and 20% to the guideline public company method.

The fair value we estimated for our manufacturing reporting unit exceeded its carrying amount by 63% as of December 31, 2022.

Long-lived Assets

We review the carrying amounts of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, we recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measure the impairment loss based on the difference between the carrying amount and fair value.

On June 29, 2020, our Mexico subsidiary, AdR, received a letter from the State of Baja California (the "State") terminating AdR's contract with the State involving the construction and operation of a desalination plant in Rosarito California and accompanying aqueduct to deliver the water produced by this plant to the Mexican public water system. As a result of the cancellation of this contract, we recorded an impairment loss for rights of way acquired for the contract's proposed aqueduct of approximately ($3.0 million) in 2020.

Construction and Manufacturing Contract Revenue Recognition

We design, construct, and sell desalination infrastructure through DesalCo, which serves customers in the Cayman Islands, The Bahamas, and the British Virgin Islands. We design, construct, and sell wastewater and water reuse infrastructure in the U.S. through PERC. Aerex, is a custom and specialty manufacturer in the U.S. of water treatment-related systems and products applicable to commercial, municipal and industrial water production.

We recognize revenue for our construction and our specialized/custom manufacturing contracts over time under the input method using costs incurred (which represents work performed) to date relative to the total estimated costs at completion to measure progress toward satisfying a contract's performance obligations, as such measure best reflects the transfer of control of the promised good to the customer. Contract costs include labor, materials, subcontractor costs and other expenses. We follow this method since we can make reasonably dependable estimates of the revenue and costs applicable to the various stages of a contract. Under this input method, we record revenue and recognize profit or loss as work on the contract progresses. We estimate total costs to be incurred and profit to be earned on each long-term, fixed price contract prior to commencement of work on the contract and update these estimates as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date comprise of estimated total contract costs. Due to the extended time it may take to complete many of our contracts and the scope and nature of the work required to be performed on those contracts, the estimations of total revenue and costs at completion are complicated and subject to many variables and, accordingly, are subject to changes. When adjustments in estimated total contract revenue or estimated total contract costs are required, any changes from prior estimates are recognized in the current period for the inception-to-date effect of such changes. We recognize the full amount of any estimated loss on a contract at the time the estimates indicate such a loss.

The cost estimates we prepare in connection with our construction and manufacturing contracts are subject to inherent uncertainties. Because we base our contract prices on our estimation of future construction and manufacturing costs, the profitability of our construction and manufacturing contracts is highly dependent on our ability to estimate these costs accurately, as almost all of our construction and manufacturing contracts are fixed-price contracts. The cost of materials, labor and subcontractors could increase significantly after we sign a construction or manufacturing contract, which could cause the gross profit for a contract to decline from our previous estimates, adversely affecting our recognition of revenue and gross profit for the contract. Construction or manufacturing contract costs that significantly exceed our initial estimates could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows.

Results of Operations

The following discussion and analysis of our results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes included under Part II, ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, of this Annual Report.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Discontinued Operations — Mexico Project Development

In 2010, we began the pursuit, through our Netherlands subsidiary, Consolidated Water Cooperatief, U.A. ("CW-Cooperatief"), and our Mexico subsidiary, N.S.C. Agua, S.A. de C.V. ("NSC"), of a project (the "Project") that encompassed the construction, operation and minority ownership of a 100 million gallons per day seawater reverse osmosis desalination plant to be located in northern Baja California, Mexico and accompanying pipelines to deliver water to the Mexican potable water system.

Through a series of transactions that began in 2012, NSC purchased 20.1 hectares of land for approximately $21.1 million on which the proposed Project's plant was to be constructed.

Following an assessment by the State of Baja, California (the "State") of the need for such a desalination plant and the passage of enabling legislation in November 2015, the State officially commenced the required public tender for the Project. A consortium (the "Consortium") comprised of NSC, Suez Medio Ambiente México, S.A. de C.V. ("Suez MA"), a subsidiary of SUEZ International, S.A.S., and NuWater S.A.P.I. de C.V. ("NuWater") submitted its tender for the Project in April 2016 and in June 2016, the State designated the Consortium as the winner of the tender process for the Project.

In August 2016, NSC and NuWater incorporated a new company under the name Aguas de Rosarito S.A.P.I. de C.V. ("AdR") to pursue completion of the Project and executed a shareholders agreement for AdR agreeing among other things that (i) AdR would purchase the land and other Project assets from NSC on the date that the Project begins commercial operation and (ii) AdR would enter into a Management and Technical Services Agreement with NSC effective on the first day that the Project begins commercial operation. NSC initially owned 99.6% of the equity of AdR. In February 2018, we acquired the remaining 0.4% ownership in AdR from NuWater.

On August 22, 2016, the Public Private Partnership Agreement for the Project (the "APP Contract") was executed between AdR, the State Water Commission of Baja California ("CEA"), the Government of Baja California as represented by the Secretary of Planning and Finance and the Public Utilities Commission of Tijuana ("CESPT"). The APP Contract required AdR to design, construct, finance and operate a seawater reverse osmosis desalination plant (and accompanying aqueduct) with a capacity of up to 100 million gallons per day in two phases: the first with a capacity of 50 million gallons per day and an aqueduct to the Mexican potable water system in Tijuana, Baja California and the second phase with a capacity of 50 million gallons per day. The first phase was to be operational within 36 months of commencing construction and the second phase was to be operational by July 2024. The APP Contract further required AdR to operate and maintain the plant and aqueduct for a period of 37 years starting from the commencement of operation of the first phase. At the end of the operating period, ownership of the plant and aqueduct would have been transferred to CEA. The APP Contract was subsequently amended by the parties in June 2018 to increase the scope of Phase 1 and to allow for changes in the water tariff due to the changes in the exchange rate for the peso, interest rates and construction costs that had and would occur from the date the APP Contract was signed to the date construction commenced.

On June 29, 2020, AdR received a letter (the "Letter") from the Director General of CEA and the Director General of CESPT terminating the APP Contract. The Letter requested that AdR provide an inventory of the assets that comprised the "Project Works" (as defined in the APP Contract) for the purpose of acknowledging and paying the non-recoverable expenses made by AdR in connection with the Project, with such reimbursement to be calculated in accordance with the terms of the APP Contract. The applicable law required that this list of non-recoverable expenses made by AdR in connection with the Project be submitted to CEA and CESPT within 20 business days from the date of receipt of the Letter. AdR initiated an amparo claim before a federal district court in Tijuana, Baja California, to challenge the provision of the applicable law requiring submittal of the list of non-recoverable expenses within the 20 business days term, as AdR considered such term to be unreasonably short due to the magnitude of the Project and the scope of supporting documentation required to be provided with respect to the non-recoverable expenses. AdR obtained an initial provisional suspension of the lapsing of such 20-day term from the court, and on August 10, 2020 the court made such suspension definitive until the completion of the amparo trial. As such, the 20-day term for filing the list of non-recoverable expenses was suspended. Therefore, on August 28, 2020, AdR submitted their list of non-recoverable expenses, including those of NSC, to CEA and CESPT which was comprised of 51,144,525 United States dollars and an additional 137,333,114 Mexican pesos. In February 2021, AdR withdrew this amparo claim, and such withdrawal was accepted by the federal district court in Tijuana. To date, AdR has not received a formal response from CEA or CESPT to its submission of non-recoverable expenses.

We believe CW-Cooperatief, as a Netherlands company, has certain rights relating to its investments in NSC and AdR under the *Agreement on Promotion, Encouragement and Reciprocal Protection of Investments between the Kingdom of the Netherlands and the United Mexican States* entered into force as of October 1, 1999 (the "Treaty"). On April 16, 2021, CW-Cooperatief submitted a letter to the President of Mexico and other Mexican federal government officials alleging that the State's termination of the APP Contract constituted a breach by Mexico of its international obligations under the Treaty, entitling CW-Cooperatief to full reparation, including monetary damages. This letter invited Mexico to seek a resolution of this investment dispute through consultation and negotiation, but stated that if the dispute could not be resolved in this manner, CW-Cooperatief would refer the dispute to the International Centre for the Settlement of International Disputes for arbitration, as provided for in the Treaty. On June 29, 2021, the Mexican Ministry of Economy responded to CW-Cooperatief's letter and proposed to hold a consultation meeting. Two such meetings were held on July 9, 2021 and August 2, 2021 on a confidential basis, without a resolution of our investment dispute.

On February 9, 2022, CW-Cooperatief, filed a Request for Arbitration with the International Centre for Settlement of International Disputes requesting that the United Mexican States pay CW-Cooperatief damages in excess of US$51 million plus MXN$137 million (with the exact amount to be quantified in the proceedings), plus fees, costs and pre- and post-award interest.

CW-Cooperatief intends to pursue vigorously the relief sought in the arbitration, in addition to pursuing all other legal remedies and courses of action available under the operative contracts and applicable law with respect to its rights, damages, fees and expenses. We cannot provide any assurances that CW Cooperatief will be able to obtain the relief sought in the arbitration, and we have incurred and will continue to incur legal and other arbitration-related expenses that are material to our consolidated results of operations and cash flows.

During July 2022, the State initiated discussions with us to potentially resolve the issues related to the cancellation by the government of the Rosarito desalination plant contract as well as potentially addressing the State's acute water shortage issues. We cannot presently determine the outcome of the discussions and we have not terminated our efforts to obtain relief through the international arbitration process as a result of these discussions.

We cannot provide any assurances that we will be able to obtain reimbursement for any expenses or investments made with respect to the Project.

As a result of the cancellation of the APP Contract, in 2020 we discontinued all development activities associated with the Project and commenced active marketing efforts to sell the land NSC purchased for the Project. Accordingly, the assets and liabilities of CW-Cooperatief, NSC and AdR, as well as the costs for our legal and administrative activities to pursue reimbursement from the State of Baja California following the cancellation of the APP Contract, are classified as discontinued operations in the accompanying consolidated financial statements. Our net losses from discontinued operations for 2023 and 2022 were ($1,086,744) and ($2,371,049), respectively.

Consolidated Results

Including discontinued operations, net income attributable to Consolidated Water Co. Ltd. stockholders for 2023 was $29,585,391 ($1.86 per share on a fully diluted basis), as compared to $5,856,294 ($0.38 per share on a fully diluted basis) for 2022.

The following discussion and analysis of our consolidated results of operations and results of operations by segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022 relates only to our continuing operations.

Net income from continuing operations attributable to Consolidated Water Co. Ltd. stockholders for 2023 was $30,672,135 ($1.93 per share on a fully diluted basis), as compared to $8,227,343 ($0.54 per share on a fully diluted basis) for 2022.

Revenue for 2023 increased to $180,211,233 from $94,104,972 in 2022, as all four segments experienced revenue increases. Gross profit for 2023 was $61,927,105 (34% of total revenue) as compared to $30,355,123 (32% of total revenue) for 2022. For further discussion of revenue and gross profit see the "Results by Segment" discussion and analysis that follows.

General and administrative expenses ("G&A expenses") on a consolidated basis increased to $24,752,366 for 2023 as compared to $21,070,234 for 2022. The most significant increase in G&A expenses for 2023 relates to employee costs, which increased by $2,480,517 from 2022 to 2023 due to increased stock compensation, higher bonus accruals, pay raises and new hires. Professional fees also increased by $251,813 from 2022 to 2023. The remainder of the G&A increase is attributable to increases across a variety of categories including provision for credit losses of $408,489.

Other income, net, increased to $828,313 in 2023, as compared to $464,810 in 2022 due to an increase in interest income of approximately $249,000 primarily due to a higher balance of interest earning assets, and an increase of approximately $68,000 in the equity in earnings of and profit-sharing income from our affiliate, OC-BVI, and an unrealized loss recorded in 2022 of $128,000 for the valuation of the put/call options associated with the initial acquisition of a controlling interest in PERC. We exercised our call option in the fourth quarter of 2022 and acquired the remaining 39% of PERC in January 2023.

Results by Segment

Retail Segment:

The retail segment incurred a loss from operations of ($660,253) for 2023 as compared to a loss from operations of ($1,187,013) for 2022.

Revenue generated by our retail water operations increased to $30,158,051 in 2023 from $25,954,013 in 2022 principally due to a 15% increase in the volume of water sold. The volume of water sold in the Cayman Water license area increased by 14% and the remaining 1% increase in the volume of water sold was due to water sales made by Cayman Water directly to the WAC in the first quarter of 2023. The sales volume increase reflects increased tourist activity on Grand Cayman, as tourism on the island in 2022 was lower than historical levels due to the lingering impact of the COVID-19 pandemic. Retail revenue also increased by approximately $1,014,639 due to higher energy costs which increased the energy pass-through component of our retail water rates.

Retail segment gross profit increased to $16,266,822 (54% of retail revenue) for 2023 as compared to $13,405,250 (52% of retail revenue) for 2022 due to the revenue increase.

Consistent with prior periods, we record all non-direct G&A expenses in our retail segment and do not allocate any of these non-direct costs to our other three business segments. Retail G&A expenses increased to $16,905,010 for 2023 as compared to $14,552,866 for 2022. The most significant increase in G&A expenses for 2023 relates to employee costs, which increased by $1,760,230 due to pay raises, increased stock compensation expense and higher bonus accruals. Business development expenses increased by approximately $182,000 primarily due to the costs associated with the acquisition of REC (which was completed in November 2023).

Bulk Segment:

The bulk segment contributed $8,742,382 and $8,393,729 to our income from operations for 2023 and 2022, respectively.

Bulk segment revenue was $34,595,058 and $32,991,066 for 2023 and 2022, respectively. The increase in bulk segment revenue from 2022 to 2023 is attributable to a 6% increase in water volume and an increase in energy costs for CW-Bahamas, which increased the energy pass-through component of CW-Bahamas' rates.

Gross profit for the bulk segment was $10,466,926 (30% of bulk revenue) and $9,958,854 (30% of bulk revenue) for 2023 and 2022, respectively. Gross profit in dollars increased in 2023 as compared to 2022 principally due to the increase in revenue.

Bulk segment G&A expenses increased to $1,737,264 for 2023 as compared to $1,570,732 for 2022 due to relatively small increases in a variety of expense categories.

Services Segment:

The services segment contributed $26,897,080 and $2,424,217 to our income from operations for 2023 and 2022, respectively.

Services segment revenue increased to $97,966,650 for 2023 compared to $28,835,428 for 2022. Construction revenue increased to $77,306,704 in 2023 from $11,616,274 in 2022 with this increase resulting from (i) PERC's progress on its contract with Liberty Utilities for the construction of a water treatment plant in Goodyear, Arizona; and (ii) progress on our contract with the WAC for the construction of its Red Gate plant. We recognized approximately $64.0 million in revenue for the Liberty Utilities contract in 2023. This contract was certified substantially complete in January 2024 and the remaining work on the plant will be completed by June 2024. Revenue generated under operations and maintenance contracts was $19,368,365 and $14,152,158 in 2023 and 2022, respectively. The increase in operations and maintenance revenue from 2022 to 2023 is attributable to new contracts and increased revenue on existing contracts. Design and consulting revenue generated by the services segment was $1,291,581 and $3,066,996 in 2023 and 2022, respectively. The decrease in design and consulting revenue from 2022 to 2023 is attributable to the work performed in 2022 on the design contract for the Liberty Utilities plant currently under construction.

The gross profit for the services segment was $31,168,888 (32% of services revenue) in 2023 as compared to $5,861,794 (20% of services revenue) for 2022. Gross profit increased from 2022 to 2023 due to the increase in revenue. The increase in gross profit as a percentage of revenue from 2022 to 2023 reflects improved margins on both our construction and operations and maintenance activities.

During 2023, we adjusted our prior year estimates of the total costs to be incurred for the Liberty Utilities contract and one other construction contract. These changes in accounting estimates arose as a result of actual construction costs and efficiencies that differed favorably from our previous expectations. These changes in accounting estimates resulted in an increase in the services segment's revenue, gross profit and income from operations of $2,356,439 for 2023 under the input method we use to account for construction contracts and were a contributing factor in the increase in gross profit as a percentage of services revenue from 2022 to 2023. This adjustment increased basic and diluted earnings per share by $0.11 for the year ended December 31, 2023.

G&A expenses for the services segment increased to $4,271,808 for 2023 as compared to $3,461,294 for 2022 principally due to an increase of approximately $384,000 in employee costs attributable to pay raises, new hires and increased bonus accruals and the addition of approximately $366,000 in G&A expenses from REC as a result of our acquisition of this company effective October 1, 2023.

Manufacturing Segment:

The manufacturing segment contributed $2,188,418 to our income from operations for 2023 as compared to incurring an operating loss of ($358,748) for 2022.

Manufacturing segment revenue was $17,491,474 and $6,324,465 for 2023 and 2022, respectively. The growth in manufacturing revenue for 2023 reflects increased production activity due to relief in supply chain and economic conditions that had resulted in significant product delivery delays in 2022.

Manufacturing segment gross profit was $4,024,469 (23% of manufacturing revenue) and $1,129,225 (18% of manufacturing revenue) for 2023 and 2022, respectively. The increase in manufacturing gross profit in dollars reflects the increase in revenue. Gross profit as a percentage of revenue increased due to increased revenue and the resulting reduced impact of fixed factory overhead on this financial measure.

G&A expenses for the manufacturing segment increased to $1,838,284 for 2023 as compared to $1,485,342 for 2022 principally due to an increase of approximately $129,000 in employee costs attributable to pay raises, new hires and increased bonus accruals.

FINANCIAL CONDITION

The significant changes in the components of our consolidated balance sheet as of December 31, 2023 as compared to December 31, 2022 (other than the change in our cash and cash equivalents, which is discussed later in "LIQUIDITY AND CAPITAL RESOURCES") and the reasons for these changes are discussed in the following paragraphs.

Accounts receivable increased by approximately $11.2 million primarily due to a $10.3 million increase in CW-Bahamas' accounts receivable.

Contract assets increased by approximately $18.6 million primarily due to a $8.2 million increase for the construction of the Red Gate plant for the WAC and a $8.4 million increase for PERC which relates primarily to the Liberties Utilities contract.

Property, plant and equipment, net, increased by approximately $3.4 million primarily due to the commissioning of the West Bay seawater desalination plant at the end of the year.

Construction in progress decreased by approximately $3.2 million primarily due to the commissioning of the West Bay seawater desalination plant at the end of the year.

Goodwill and intangible assets increased due to the acquisition of REC.

Other assets increased by $1.7 million primarily due to prepaid insurance associated with Kalaeloa Desalco's contract with the Board of Water Supply of the City and County of Honolulu, Hawaii.

Accounts payable, accrued expenses and other current liabilities increased by approximately $3.2 million primarily due to a $4.0 million increase in subcontractor costs payable for PERC's contract with Liberty Utilities and Kalaeloa Desalco's contract with the Board of Water Supply of the City and County of Honolulu, Hawaii.

Contract liabilities decreased by approximately $2.6 million primarily due to a $6.9 million reduction by the services segment in connection with PERC's contract with Liberty Utilities and a decrease in Aerex's contract liabilities of $1.6 million. These decreases were offset by an increase of $6.0 million with Kalaeloa Desalco's contract with the Board of Water Supply of the City and County of Honolulu, Hawaii.

LIQUIDITY AND CAPITAL RESOURCES

Certain transfers from our Bahamas bank accounts to our bank accounts in other countries require the approval of the Central Bank of The Bahamas.

The Cayman Islands does not have a tax treaty with the United States. Consequently, should we be required (or elect) to transfer any profits generated by our U.S. operations to our parent company in the Cayman Islands, the amount of any such funds transferred would be subject to a 30% withholding tax.

Liquidity Position

Our projected liquidity requirements for 2024 include capital expenditures for our existing operations of approximately $9.5 million, which includes $2.8 million to be incurred in 2024 for our new West Bay plant. We paid approximately $1.6 million for dividends in January 2024. Our liquidity requirements may also include future quarterly dividends, if such dividends are declared by our Board.

As of December 31, 2023, we had cash and cash equivalents of $42.6 million and working capital of $88.8 million.

With the exception of the liquidity matter relating to CW-Bahamas that is discussed in the paragraphs that follow, we are not presently aware of anything that would lead us to believe that we will not have sufficient liquidity to meet our needs.

CW-Bahamas Liquidity

CW-Bahamas' accounts receivable balance (which include accrued interest) due from the WSC amounted to $26.9 million as of December 31, 2023. Approximately 80% of the December 31, 2023 accounts receivable balance was delinquent as of that date. The delay in collecting these accounts receivable has adversely impacted the liquidity of this subsidiary. CW-Bahamas has been unable to pay a dividend to its shareholders since August 2022 due to liquidity constraints.

From time to time (including presently), CW-Bahamas has experienced delays in collecting its accounts receivable from the WSC. When these delays occur, we hold discussions and meetings with representatives of the WSC and The Bahamas government, and as a result, payment schedules are developed for WSC's delinquent accounts receivable. All previous delinquent accounts receivable from the WSC, including accrued interest thereon, were eventually paid in full. Based upon this payment history, we have not provided for a material allowance for credit losses for CW-Bahamas' accounts receivable from the WSC as of December 31, 2023. As of February 29, 2024, this receivable amounted to $24.6 million.

CW-Bahamas held discussions with the WSC in March 2024 during which the WSC stated that the Government intends to substantially reduce CW-Bahamas' accounts receivable from the WSC over the course of 2024.

In a report dated October 6, 2022, Moody's Investor Services ("Moody's") downgraded the Government of The Bahamas' long-term issuer and senior unsecured ratings to B1 from Ba3. Moody's also lowered The Bahamas' local currency ceiling to Baa3 from Baa2 and its foreign currency ceiling to Ba1 from Baa3. Moody's iterated these ratings in April and October 2023, noting that such ratings are "stable." Based upon our review of this Moody's correspondence, we continue to believe that no material allowance for credit losses is required for CW-Bahamas' accounts receivable from the WSC.

If CW-Bahamas is unable to collect a sufficient portion of its delinquent accounts receivable, one or more of the following events may occur: (i) CW-Bahamas may not have sufficient liquidity to meet its obligations; (ii) we may be required to cease the recognition of revenue on CW-Bahamas' water supply agreements with the WSC; and (iii) we may be required to provide a material allowance for credit losses for CW-Bahamas' accounts receivable. Any of these events could have a material adverse impact on our consolidated financial condition, results of operations, and cash flows.

Discussion of Cash Flows for the Year Ended December 31, 2023

Our cash and cash equivalents decreased to $42,621,898 as of December 31, 2023 from $50,711,751 as of December 31, 2022.

Cash Flows from Operating Activities

Net cash provided by our operating activities was $7,970,762. This net cash provided reflects net income generated for the year ended December 31, 2023 of $30,159,182 as adjusted for (i) various items included in the determination of net income that do not affect cash flows during the year; and (ii) changes in the other components of working capital. The more significant of such items and changes in working capital components included depreciation and amortization of $6,576,454, an increase in accounts receivable of $10,970,521 attributable principally to CW-Bahamas, an increase in contract assets of $18,639,335 due primarily to the Red Gate and Liberty Utilities construction contracts, a decrease in contract liabilities of $2,566,910 and an increase in accounts payable, accrued expenses and accrued compensation of $3,161,386.

Cash Flows from Investing Activities

Net cash used by our investing activities was $10,887,019. Cash used for additions to property, plant and equipment and construction in progress was $5,047,884. We purchased the remaining 39% ownership interest in PERC for $2,440,027 and 368,383 shares of the Company's common stock, and we acquired REC for a net cash outflow (i.e. the purchase price paid in cash less the cash held by REC at the acquisition date) of $3,419,916.

Cash Flows from Financing Activities

Net cash used by our financing activities was $5,524,565, almost all of which related to the payment of dividends.

Revolving Credit Facility

In September 2022, Cayman Water entered into an agreement (the "Credit Agreement") with Scotiabank & Trust (Cayman) Ltd. (the "Bank") for a revolving credit facility in an aggregate principal amount of up to $10.0 million (the "Credit Facility"). We expect to utilize the funds obtained from the Credit Facility for general working capital purposes.

The Credit Facility matures two years following the date of the initial advance (the "Maturity Date"). All amounts outstanding under the Credit Facility are due and payable upon the earlier of the Maturity Date, demand from the bank or the acceleration of the Credit Facility upon an event of default.

The principal balance of the Credit Facility bears interest at a rate of 2.0% plus the secured overnight financing rate ("SOFR") as determined by the SOFR Administrator for a one-month period on the day that is two days prior to the first day of the interest period. All interest calculations will be made based on a 360-day year. So long as the Bank has not demanded repayment, interest will be payable monthly, commencing one month from the initial advance, with the outstanding balance due on the Maturity Date, unless the Bank agrees to renew the Credit Facility for an additional period.

Cayman Water's obligations under the Credit Agreement are secured by a first priority lien on all its fixed and floating assets and an assignment of insurance proceeds with respect to its fixed assets. Further, the Company has guaranteed the repayment of all of Cayman Water's present and future debts and liabilities owed to the Bank.

The Credit Agreement requires Cayman Water to meet certain financial covenants.

Cayman Water has not yet utilized any of its available borrowings under the Credit Facility.

Material Commitments, Expenditures and Contingencies

Cayman Water Retail License

We sell water through our retail operations under a license issued in July 1990 by the Cayman Islands government (the "1990 license") that granted Cayman Water the exclusive right to provide potable water to customers within its licensed service area. Although the 1990 license has not been expressly extended after January 2018, we continue to supply water under the terms of the 1990 license, as discussed in the following paragraphs. Pursuant to the 1990 license, Cayman Water has the exclusive right to produce potable water and distribute it by pipeline to its licensed service area, which consists of two of the three most populated areas of Grand Cayman Island: Seven Mile Beach and West Bay. In 2023 and 2022, we generated approximately 17% and 27%, respectively, of our consolidated revenue and 26% and 44%, respectively, of our consolidated gross profit from the retail water operations conducted under the 1990 license.

The 1990 license was originally scheduled to expire in July 2010 but was extended several times by the Cayman Islands government to provide the parties with additional time to negotiate the terms of a new license agreement. The most recent express extension of the license expired on January 31, 2018. We continue to operate under the terms of the 1990 license, providing water services to the level and quality specified in the 1990 license and in accordance with our understanding of its legal obligations, treating those obligations set forth in the 1990 license as operative notwithstanding the expiration of the express extension. We continue to pay a royalty of 7.5% of the revenue we collect as required under the 1990 license.

In October 2016, the Government of the Cayman Islands passed legislation which created a new utilities regulation and competition office ("OfReg"). OfReg is an independent and accountable regulatory body with a view of protecting the rights of consumers, encouraging affordable utility services and promoting competition. OfReg, which began operations in January 2017, has the ability to supervise, monitor and regulate multiple utility undertakings and markets. Supplemental legislation was passed by the Government of the Cayman Islands in April 2017, which transferred responsibility for economic regulation of the water utility sector and the retail license negotiations from the WAC to OfReg in May 2017. We began license negotiations with OfReg in July 2017 and such negotiations are continuing. We have been informed during our retail license negotiations, both by OfReg and its predecessor in these negotiations, that the Cayman Islands government seeks to restructure the terms of our license in a manner that could significantly reduce the operating income and cash flows we have historically generated from our retail license.

The Cayman Islands government could seek to grant a third party a license to service some or all of Cayman Water's present service area. However, as set forth in the 1990 license, *"the Governor hereby agrees that upon the expiry of the term of this Licence or any extension thereof, he will not grant a licence or franchise to any other person or company for the processing, distribution, sale and supply of water within the Licence Area without having first offered such a licence or franchise to the Company on terms no less favourable than the terms offered to such other person or company."*

We are presently unable to determine what impact the resolution of our retail license negotiations will have on our cash flows, financial condition or results of operations but such resolution could result in a material reduction (or the loss) of the operating income and cash flows we have historically generated from our retail operations and could require us to record impairment losses to reduce the carrying value of our retail segment assets. Such impairment losses could have a material adverse impact on our consolidated financial condition and results of operations.

CW-Bahamas Performance Guarantees

Our contracts to supply water to the WSC from our Blue Hills and Windsor plants require us to guarantee delivery of a minimum quantity of water per week. If the WSC requires the water and we do not meet this minimum, we are required to pay the WSC for the difference between the minimum and actual gallons delivered at a per gallon rate equal to the price per gallon that WSC is currently paying us under the contract. The Blue Hills contract expires in 2032 and requires us to deliver 63.0 million gallons of water each week. The Windsor contract expires in 2033 and requires us to deliver 16.8 million gallons of water each week.

Adoption of New Accounting Standards

Financial Accounting Standard Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments,* and related amendments, introduces new guidance which makes substantive changes to the accounting for credit losses. This guidance introduces the current expected credit losses ("CECL") model which applies to financial assets subject to credit losses and measured at amortized cost, as well as certain off-balance sheet credit exposures. The CECL model requires an entity to estimate credit losses expected over the life of an exposure, considering information about historical events, current conditions, and reasonable and supportable forecasts and is generally expected to result in earlier recognition of credit losses. We adopted this guidance as of January 1, 2023 using the modified retrospective approach. The impact of this adoption was not material to our consolidated financial statements.

Effect of Newly Issued but not yet Effective Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.*

This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this guidance.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this guidance.

Dividends

- On January 31, 2023, we paid a dividend of $0.085 to shareholders of record on January 3, 2023.

- On April 28, 2023, we paid a dividend of $0.085 to shareholders of record on April 3, 2023.

- On July 31, 2023, we paid a dividend of $0.085 to shareholders of record on July 3, 2023.

- On October 31, 2023, we paid a dividend of $0.095 to shareholders of record on October 2, 2023.

- On January 31, 2024, we paid a dividend of $0.095 to shareholders of record on January 2, 2024.

- On February 20, 2024, our Board declared a dividend of $0.095 payable on April 30, 2024 to shareholders of record on April 1, 2024.

We have paid dividends to owners of our common stock and redeemable preferred stock since we began declaring dividends in 1985. Our payment of any future cash dividends will depend upon our earnings, financial condition, cash flows, capital requirements and other factors our Board of Directors deems relevant in determining the amount and timing of such dividends.

Dividend Reinvestment and Common Stock Purchase Plan

This plan is available to our shareholders, who may reinvest all or a portion of their common stock dividends into shares of common stock at prevailing market prices and may also invest optional cash payments to purchase additional shares at prevailing market prices as part of this plan.

Impact of Inflation

Under the terms of our Cayman Islands license and our water sales agreements in The Bahamas and the British Virgin Islands, our water rates are automatically adjusted for inflation on an annual basis. Therefore, the impact of inflation on our gross profit, measured in consistent dollars, historically has not been material. However, we have not increased our retail water rates since January 2018 (despite the inflation that has occurred since that date) due to the lack of a resolution of our negotiations with OfReg for a new retail license. This lack of a rate increase has contributed to a decline in the gross profit generated by our retail segment. Furthermore, our manufacturing segment has been adversely impacted by recent significant increases in raw material costs and our services segment could suffer similar adverse impacts in the future. Should the current inflationary trend continue, our consolidated results of operations and cash flows could be materially adversely affected. In general, our operating and maintenance contracts are adjusted annually for the impacts of inflation.

While PERC's operations and maintenance contracts are generally adjusted for inflation on an annual basis, such adjustment for some of these contracts is limited to 3% annually.

Kalaeloa Desalco, which is jointly owned by PERC and CW-Holdings, has signed a definitive agreement with the Honolulu Board of Water Supply to design, build, operate and maintain a 1.7 million gallons per day seawater reverse osmosis desalination plant in Oahu, Hawaii. Approximately 80% of the $150 million price for the construction of this plant is subject to adjustment based upon changes in inflation indices from the date the contract was executed to the date construction begins.

Increases in fuel and energy costs and other items could create additional credit risks for us, as our customers' ability to pay our invoices could be adversely affected by such increases.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED WATER CO. LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedule II, Valuation and Qualifying Accounts, is omitted because the information is included in the financial statements and notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Consolidated Water Co. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Consolidated Water Co. Ltd. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition — Estimated Costs to Complete

As described in Note 2 to the consolidated financial statements, the Company recognizes revenue for its construction and custom/specialized manufacturing contracts over time under the input method using costs incurred to date relative to the total estimated costs at completion to measure progress toward satisfying a contract's performance obligations as such measure best reflects the transfer of control of the promised good to the customer. The cost estimation process for these contracts is based on the knowledge and experience of the Company's project managers, engineers, and financial professionals. Changes in job performance, job conditions and management's assessment of expected variable consideration are factors that influence estimates of the total contract transaction price, total costs to complete those contracts and the Company's revenue recognition.

We identified the estimated costs to complete on these revenue contracts as a critical audit matter. The determination of the total estimated cost and progress toward completion requires management to make significant estimates and assumptions. Total estimated costs to complete projects include various contracts costs that include labor, materials and subcontractor costs. Due to the extended time it may take to complete many of the Company's contracts and the scope and nature of the work required to be performed on those contracts, the estimations of total revenue and costs at completion is complicated and subject to many variables and, accordingly, are subject to changes. Changes in these estimates can have a significant impact on the revenue recognized each period. Auditing these estimates involved especially challenging auditor judgment in evaluating the reasonableness of management's assumptions and estimates over the duration of these contracts.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding and evaluated the design and implementation of the internal controls over management's process related to estimated costs to complete, including controls over management's review of: (i) the development of project budgets and key cost inputs, (ii) the ongoing assessment and revisions to project budgets, and (iii) the ongoing review of project status, including the nature of activities to complete open projects.

- Evaluating management's ability to generate reasonable estimated costs to complete through performing a retrospective review of budget to actual variances.

- Assessing the reasonableness of the estimated costs to complete by evaluating the reasonableness of projects budgets and the nature of costs required to complete the project. Evaluation consists of investigating significant differences or unexpected results that take into consideration known changes in client operations, industry, and/or business conditions.

- Assessing the accuracy and the occurrence of the actual cost amount used in the percentage of completion by testing a sample of project costs incurred to date.

- Evaluating the reasonableness of project status by performing site visits and performing inquiries of project managers to assess the nature and costs of activities required to complete the project.

- Assessing the reasonableness of changes in estimated costs to complete by comparing project profitability estimates in the current period to historical estimates and actual performance including during the period under audit and subsequent to the period end and investigating reasons for changes in expected costs and project margins.

/s/ Marcum LLP

We have served as the Company's auditor since 2005.

West Palm Beach, Florida
March 27, 2024

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 42,621,898	$ 50,711,751
Accounts receivable, net	38,226,891	27,046,182
Inventory	6,044,642	5,727,842
Prepaid expenses and other current assets	4,056,370	5,643,279
Contract assets	21,553,057	2,913,722
Current assets of discontinued operations	211,517	531,480
Total current assets	112,714,375	92,574,256
Property, plant and equipment, net	55,882,521	52,529,545
Construction in progress	495,471	3,705,681
Inventory, noncurrent	5,045,771	4,550,987
Investment in OC-BVI	1,412,158	1,545,430
Goodwill	12,861,404	10,425,013
Intangible assets, net	3,353,185	2,818,888
Operating lease right-of-use assets	2,135,446	2,058,384
Other assets	3,407,973	1,669,377
Long-term assets of discontinued operations	21,129,288	21,129,288
Total assets	$218,437,592	$193,006,849
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable, accrued expenses and other current liabilities	$ 11,604,369	$ 8,438,315
Accounts payable – related parties	—	403,839
Accrued compensation	3,160,030	2,267,583
Dividends payable	1,572,655	1,375,403
Current maturities of operating leases	456,865	546,851
Current portion of long-term debt	192,034	114,964
Contract liabilities	6,237,011	8,803,921
Deferred revenue	317,017	315,825
Current liabilities of discontinued operations	364,665	389,884
Total current liabilities	23,904,646	22,656,585
Long-term debt, noncurrent	191,190	216,117
Deferred tax liabilities	530,780	560,306
Noncurrent operating leases	1,827,302	1,590,542
Other liabilities	153,000	219,110
Long-term liabilities of discontinued operations	—	—
Total liabilities	26,606,918	25,242,660
Commitments and contingencies		
Equity		
Consolidated Water Co. Ltd. stockholders' equity		
Redeemable preferred stock, $0.60 par value. Authorized 200,000 shares; issued and outstanding 44,297 and 34,383 shares, respectively	26,578	20,630
Class A common stock, $0.60 par value. Authorized 24,655,000 shares; issued and outstanding 15,771,545 and 15,322,875 shares, respectively	9,462,927	9,193,725
Class B common stock, $0.60 par value. Authorized 145,000 shares; none issued	—	—
Additional paid-in capital	92,188,887	89,205,159
Retained earnings	85,148,820	61,247,699
Total Consolidated Water Co. Ltd. stockholders' equity	186,827,212	159,667,213
Non-controlling interests	5,003,462	8,096,976
Total equity	191,830,674	167,764,189
Total liabilities and equity	$218,437,592	$193,006,849

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,	
	2023	**2022**
Revenue	$180,211,233	$94,104,972
Cost of revenue (including related party expense of $0 and $2,694,810 in 2023 and 2022)	118,284,128	63,749,849
Gross profit	61,927,105	30,355,123
General and administrative expenses (including related party expense of $0 and $96,924 in 2023 and 2022)	24,752,366	21,070,234
Loss on asset dispositions and impairments, net	(7,112)	(12,704)
Income from operations	37,167,627	9,272,185
Other income (expense):		
Interest income	696,408	447,186
Interest expense	(145,284)	(46,545)
Profit-sharing income from OC-BVI	46,575	26,325
Equity in the earnings of OC-BVI	123,153	75,900
Loss on put/call options	—	(128,000)
Other	107,461	89,944
Other income, net	828,313	464,810
Income before income taxes	37,995,940	9,736,995
Provision for income taxes	6,750,014	396,739
Net income from continuing operations	31,245,926	9,340,256
Income from continuing operations attributable to non-controlling interests	573,791	1,112,913
Net income from continuing operations attributable to Consolidated Water Co. Ltd. stockholders	30,672,135	8,227,343
Loss from discontinued operations	(1,086,744)	(2,371,049)
Net income attributable to Consolidated Water Co. Ltd. stockholders	$ 29,585,391	$ 5,856,294
Basic earnings (loss) per common share attributable to Consolidated Water Co. Ltd. common stockholders		
Continuing operations	$ 1.95	$ 0.54
Discontinued operations	(0.07)	(0.16)
Basic earnings per share	$ 1.88	$ 0.38
Diluted earnings (loss) per common share attributable to Consolidated Water Co. Ltd. common stockholders		
Continuing operations	$ 1.93	$ 0.54
Discontinued operations	(0.07)	(0.16)
Diluted earnings per share	$ 1.86	$ 0.38
Dividends declared per common and redeemable preferred shares	$ 0.36	$ 0.34
Weighted average number of common shares used in the determination of:		
Basic earnings per share	15,739,056	15,290,509
Diluted earnings per share	15,865,897	15,401,653

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Redeemable preferred stock		Common stock		Additional paid-in capital	Retained earnings	Non-controlling interests	Total stockholders' equity
	Shares	Dollars	Shares	Dollars				
Balance as of December 31, 2021	28,635	$ 17,181	15,243,693	$9,146,216	$87,812,432	$60,603,056	$ 8,086,538	$165,665,423
Issuance of share capital	9,295	5,577	72,597	43,558	(49,135)	—	—	—
Conversion of preferred stock	(6,585)	(3,951)	6,585	3,951	—	—	—	—
Buyback of preferred stock	(26)	(15)	—	—	(211)	—	—	(226)
Net income	—	—	—	—	—	5,856,294	1,112,913	6,969,207
Exercise of options	3,064	1,838	—	—	24,901	—	—	26,739
Dividends declared	—	—	—	—	—	(5,211,651)	(1,102,475)	(6,314,126)
Stock-based compensation	—	—	—	—	1,417,172	—	—	1,417,172
Balance as of December 31, 2022	34,383	20,630	15,322,875	9,193,725	89,205,159	61,247,699	8,096,976	167,764,189
Issuance of share capital	13,309	7,985	68,864	41,319	(49,304)	—	—	—
Conversion of preferred stock	(8,848)	(5,309)	8,848	5,309	—	—	—	—
Buyback of preferred stock	(203)	(122)	—	—	(1,708)	—	—	(1,830)
Net income	—	—	—	—	—	29,585,391	573,791	30,159,182
Purchase of remaining non-controlling interest in PERC	—	368,383	221,030	1,006,248	(3,667,305)	(2,440,027)		
Exercise of options	5,656	3,394	2,575	1,544	94,826	—	—	99,764
Dividends declared	—	—	—	—	—	(5,684,270)	—	(5,684,270)
Stock-based compensation	—	—	—	—	1,933,666	—	—	1,933,666
Balance as of December 31, 2023	44,297	$ 26,578	15,771,545	$9,462,927	$92,188,887	$85,148,820	$ 5,003,462	$191,830,674

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities		
Net income attributable to Consolidated Water Co. Ltd. stockholders	$ 29,585,391	$ 5,856,294
Income from continuing operations attributable to non-controlling interests	573,791	1,112,913
Net income	30,159,182	6,969,207
Adjustments to reconcile net income to net cash provided by operating activities:		
Impairment loss for Mexico assets – discontinued operations	—	377,326
Foreign currency transaction adjustment – discontinued operations	(2,003)	(102,507)
Loss from discontinued operations	1,088,747	2,096,230
Depreciation and amortization	6,576,454	6,187,308
Deferred income tax benefit	(524,999)	(4,220)
Provision for credit losses	408,489	—
Loss on net put/call option	—	128,000
Compensation expense relating to stock and stock option grants	1,933,666	1,417,172
Gain on asset dispositions and impairments, net	7,112	12,704
Profit-sharing and equity in earnings of OC-BVI	(169,728)	(102,225)
Distribution of earnings from OC-BVI	303,000	272,700
Change in:		
Accounts receivable	(10,970,521)	303,125
Contract assets	(18,639,335)	(2,423,761)
Inventory	(891,405)	(3,387,011)
Prepaid expenses and other assets	(755,391)	(3,365,747)
Accounts payable (including related parties), accrued expenses and other current liabilities	3,161,386	6,756,433
Contract liabilities	(2,566,910)	8,290,043
Operating lease liabilities	(5,205)	(5,208)
Deferred revenue	1,192	(267,821)
Net cash provided by operating activities – continuing operations	9,113,731	23,151,748
Net cash used in operating activities – discontinued operations	(1,142,969)	(1,819,943)
Net cash provided by operating activities	7,970,762	21,331,805
Cash flows from investing activities		
Purchase of certificate of deposit	—	(2,518,493)
Maturity of certificate of deposit	—	5,018,493
Additions to property, plant and equipment and construction in progress	(5,047,884)	(7,542,761)
Proceeds from asset dispositions	20,808	61,725
Purchase of remaining non-controlling interest in PERC	(2,440,027)	—
Acquisition of REC, net of cash acquired	(3,419,916)	—
Net cash used in investing activities	(10,887,019)	(4,981,036)
Cash flows from financing activities		
Dividends paid to common shareholders	(5,472,790)	(5,145,742)
Dividends paid to preferred shareholders	(14,228)	(11,078)
Dividends paid to non-controlling interests	—	(1,102,475)
Buyback of redeemable preferred stock	(1,830)	(226)
Proceeds received from exercise of stock options	99,764	26,739
Principal repayments on long-term debt	(135,481)	(72,091)
Net cash used in financing activities	(5,524,565)	(6,304,873)
Net increase (decrease) in cash and cash equivalents	(8,440,822)	10,045,896
Cash and cash equivalents at beginning of period	50,711,751	40,358,059
Cash and cash equivalents at beginning of period – discontinued operations	442,252	750,048
Less: cash and cash equivalents at end of period – discontinued operations	(91,283)	(442,252)
Cash and cash equivalents at end of period	$ 42,621,898	$50,711,751

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED WATER CO. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Principal activity

Consolidated Water Co. Ltd. and its subsidiaries (collectively, the "Company") supply potable water, treat wastewater and water for reuse, and provide water-related products and services to customers in the Cayman Islands, The Bahamas, the United States and the British Virgin Islands. The Company produces potable water from seawater using reverse osmosis technology and sells this water to a variety of customers, including public utilities, commercial and tourist properties, residential properties and government facilities. The Company designs, builds and sells water production and water treatment infrastructure and manages water infrastructure for commercial and governmental customers. The Company also manufactures a wide range of specialized and custom water industry related products and provides design, engineering, operating and other services applicable to commercial, municipal and industrial water production, supply and treatment.

2. Accounting policies

Basis of preparation: The consolidated financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of property, plant and equipment, intangible assets, goodwill and revenue recognition on construction and manufacturing contracts. Actual results could differ significantly from such estimates.

Basis of consolidation: The accompanying consolidated financial statements include the accounts of the Company's (i) wholly-owned subsidiaries, Aerex Industries, Inc. ("Aerex"), Aquilex, Inc. ("Aquilex"), Cayman Water Company Limited ("Cayman Water"), Consolidated Water Cooperatief, U.A. ("CW-Cooperatief"), Consolidated Water U.S. Holdings, Inc. ("CW-Holdings"), DesalCo Limited ("DesalCo"), Kalaeloa Desalco LLC ("Kalaeloa Desalco"), Ocean Conversion (Cayman) Limited ("OC-Cayman"), PERC Water Corporation ("PERC") and Ramey Environmental Compliance, Inc. ("REC"); and (ii) majority-owned subsidiaries Consolidated Water (Bahamas) Ltd. ("CW-Bahamas"), N.S.C. Agua, S.A. de C.V. ("NSC"), and Aguas de Rosarito S.A.P.I. de C.V. ("AdR"). The Company's investment in its affiliate Ocean Conversion (BVI) Ltd. ("OC-BVI") is accounted for using the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2023, as a result of CW-Holdings' exercise of a call option in October 2022, CW-Holdings purchased the remaining 39% ownership interest in PERC for $2.4 million in cash, and 368,383 shares of the Company's common stock having a value of approximately $5.36 million based upon the opening trading price of the Company's common stock on The Nasdaq Global Market on the date of the transaction. After giving effect to this purchase, CW-Holdings owns 100% of the outstanding capital stock of PERC.

In September 2021, Kalaeloa Desalco was formed to pursue a project in Oahu, Hawaii. On June 2, 2023, Kalaeloa Desalco signed a definitive agreement with the Honolulu Board of Water Supply to design, build, operate and maintain a 1.7 million gallons per day seawater reverse osmosis desalination plant in Oahu, Hawaii.

Effective October 1, 2023, the Company purchased, through its wholly-owned subsidiary PERC, a 100% ownership interest in Ramey Environmental Compliance, Inc., a Colorado company that operates and maintains water and wastewater treatment facilities and provides technical services to clients throughout the Rocky Mountain and Eastern Plains Regions of Colorado. PERC acquired REC in November 2023 for approximately $4.1 million and recorded goodwill and intangible assets from this acquisition of $2,436,391 and $1,108,390 respectively.

Foreign currency: The Company's reporting currency is the United States dollar ("US$"). The functional currency of the Company and its foreign operating subsidiaries (other than NSC, AdR, and CW-Cooperatief)

2. Accounting policies – (continued)

is the currency for each respective country. The functional currency for NSC, AdR, and CW-Cooperatief is the US$. NSC and AdR conduct business in US$ and Mexican pesos and CW-Cooperatief conducts business in US$ and euros. The exchange rates for the Cayman Islands dollar and the Bahamian dollar are fixed to the US$. The exchange rates for conversion of Mexican pesos and euros into US$ vary based upon market conditions.

Net foreign currency gains arising from transactions and re-measurements were $84,678 and $41,750 for the years ended December 31, 2023 and 2022, respectively, and are included in "Other income — Other" in the accompanying consolidated statements of income.

Cash and cash equivalents: Cash and cash equivalents consist of demand deposits at banks and certificates of deposit at banks with an original maturity of three months or less. Cash and cash equivalents as of December 31, 2023 and 2022 include $5.1 million and $5.0 million, respectively, of certificates of deposit with an original maturity of three months or less.

As of December 31, 2023, the Company had deposits in U.S. banks in excess of federally insured limits of approximately $16.9 million. As of December 31, 2023, the Company held cash in foreign bank accounts of approximately $24.2 million.

Certain transfers from the Company's Bahamas bank accounts to Company bank accounts in other countries require the approval of the Central Bank of The Bahamas. The equivalent United States dollar cash balances for deposits held in The Bahamas as of December 31, 2023 and 2022 were approximately $3.0 million and $5.7 million, respectively.

Accounts receivable: Accounts receivable are recorded at invoiced amounts based on meter readings, contractual amounts, fixed fees plus reimbursables or time and materials per contractual agreements. Trade accounts receivable also represent our unconditional right, subject only to the passage of time, to receive consideration arising from our performance under contracts with customers. Trade accounts receivable include amounts billed and billable on construction contracts, service and maintenance contracts and contracts for the sale of goods. Billed contract receivables have been invoiced to customers based on contracted amounts.

Allowance for credit losses: The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable and contract assets balances. The Company determines the current expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. The Company also considers the nature of the financial asset, the credit quality of the counterparty, and other relevant factors.

Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance for credit losses after all means of collection have been exhausted and the potential for recovery is considered by management to be remote.

Inventory: Inventory primarily consists of consumables stock and spare parts stock that are valued at cost, less an allowance for obsolescence, with cost determined on the first-in, first-out basis. Inventory also includes (i) raw materials purchased for specific manufacturing contracts that are valued at cost on the first-in, first-out basis; and (ii) potable water held in the Company's reservoirs that is valued at the lower of the average cost of producing water during the year or its net realizable value.

Contract assets and liabilities: Billing practices for the Company's contracts are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue, which is recognized over time using the input method based on cost incurred. The Company records contract assets and contract liabilities to account for these differences in timing.

Contract assets, which include costs and estimated earnings in excess of billings on uncompleted contracts, arise when the Company recognizes revenue for services performed under its construction and manufacturing

2. Accounting policies – (continued)

contracts, but the Company is not yet entitled to bill the customer under the terms of the contract. Contract liabilities, which include billings in excess of costs and estimated earnings on uncompleted contracts, represent the Company's obligation to transfer goods or services to a customer for which the Company has been paid by the customer or for which the Company has billed the customer under the terms of the contract. Revenue for future services reflected in this account is recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract.

Costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts are typically resolved within one year and are not considered significant financing components.

The Company considers retention that is withheld on progress billings as not creating an unconditional right to payment until contractual milestones are reached (typically substantial completion). Accordingly, withheld retention is considered a component of contracts assets and liabilities until finally billed to the customer, when obligations have been satisfied and the right to receipt is subject only to the passage of time.

The Company's contract assets and liabilities are reported in a net asset or liability position on a contract-by-contract basis at the end of each reporting period. The Company classifies contract assets and liabilities related to construction and manufacturing contracts in current assets and current liabilities as they will be liquidated in the normal course of contract completion, although this may require more than one year.

Property, plant and equipment, net: Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Buildings	5 to 40 years
Plant and equipment	4 to 40 years
Distribution system	3 to 40 years
Office furniture, fixtures and equipment	3 to 10 years
Vehicles	3 to 10 years
Leasehold improvements	Shorter of 5 years or lease term
Lab equipment	5 to 10 years

Assets under construction are recorded as additions to property, plant and equipment upon completion of the projects. Depreciation commences in the month the asset is placed in service. Additions to construction in progress are comprised of the cost of the contracted services, direct labor and materials.

Interest costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial amount of time to be ready for their intended use, are added to the cost of those assets until such time as the assets are substantially ready for use. No interest was capitalized during the years ended December 31, 2023 or 2022.

Long-lived assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if their carrying amounts are not recoverable through their undiscounted cash flows and measures the impairment loss based on the difference between the carrying amounts and estimated fair values.

Goodwill and intangible assets: Goodwill represents the excess cost of an acquired business over the fair value of the assets and liabilities of the acquired business as of the date of acquisition. Goodwill and intangible

2. Accounting policies – (continued)

assets recorded as a result of a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or upon the identification of a triggering event. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment. The Company evaluates the possible impairment of goodwill annually as part of its reporting process for the fourth quarter of each fiscal year. Management identifies the Company's reporting units for goodwill impairment testing purposes, which consist of Cayman Water, the bulk segment (which is comprised of CW-Bahamas and OC-Cayman), PERC, and the manufacturing segment (i.e., Aerex), and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company determines the fair value of each reporting unit and compares these fair values to the carrying amounts of the reporting units. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded.

For the year ended December 31, 2023, the Company elected to assess qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment testing that was conducted in prior years for the reporting units. The Company assessed the relevant events and circumstances to evaluate whether it is more likely than not that the fair values of such reporting units are less than their carrying values. The events and circumstances assessed for each reporting unit included macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, and other relevant events. Based upon this qualitative assessment, the Company determined that it is more likely than not that the fair values of its reporting units exceeded their carrying values as of December 31, 2023.

For the year ended December 31, 2022, the Company elected to assess qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment testing conducted in prior years for all reporting units other than the manufacturing reporting unit. The Company assessed relevant events and circumstances to evaluate whether it is more likely than not that the fair values of such reporting units are less than their carrying values. The events and circumstances assessed for each reporting unit included macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, and other relevant events. Based upon this qualitative assessment the Company determined that it was more likely than not that the fair values of its Cayman Water and bulk segment reporting units exceeded their carrying values as of December 31, 2022. Based upon the Company's negotiated, arms-length purchase of the remaining 39% equity interest in PERC from its minority shareholders for $7.8 million in January 2023, the fair value of the Company's PERC reporting unit exceeded its carrying value by 79% as of December 31, 2022.

Due to the factors discussed in the following paragraphs, the Company elected to test the goodwill associated with its manufacturing reporting unit for possible impairment for 2022 using the quantitative tests applied in prior years.

Approximately 80% of Aerex's revenue, and 89% of Aerex's gross profit, for the year ended December 31, 2020 were generated from sales to one customer. While Aerex sells various products to this customer, Aerex's revenue from this customer had historically been derived primarily from one specialized product. In October 2020, this customer informed Aerex that, for inventory management purposes, it was suspending its purchases of the specialized product from Aerex following 2020 for a period of approximately one year. This customer informed Aerex at that time that it expected to recommence its purchases of the specialized product from Aerex beginning with the first quarter of 2022. As a result of this anticipated loss of revenue for Aerex, the Company updated its projections for its Manufacturing reporting unit's future cash flows. Such projections assumed, in part, that Aerex's major customer would recommence its purchases from Aerex in 2022 but at a reduced aggregate amount, as compared to 2020. Based upon these updated projections, the Company tested its manufacturing reporting unit's goodwill for possible impairment as of December 31, 2020 using the discounted cash flow and guideline public company methods, with a weighting of 80% and 20% applied to these two methods, respectively. As a result of these impairment tests, the Company determined that the estimated fair value of its manufacturing reporting unit exceeded its carrying value by approximately 31% as of December 31, 2020.

2. Accounting policies – (continued)

In late July 2021, this former major customer communicated to Aerex that it expected to recommence its purchases of the specialized product from Aerex in 2022 and subsequent years, but informed Aerex that such purchases would be at substantially reduced annual amounts, as compared to the amounts it had purchased from Aerex in 2020 and prior years. The Company's updated sales estimate for this customer based on this new information was substantially below the anticipated sales to this customer for 2022 and subsequent years that the Company used in the discounted cash flow projections it prepared for purposes of testing its Manufacturing reporting unit's goodwill for possible impairment as of December 31, 2020. Furthermore, Aerex's efforts to replace the revenue previously generated from this customer with revenue from existing and new customers were adversely impacted by the negative economic conditions (caused in part by the COVID-19 pandemic). These negative economic conditions also increased Aerex's raw material costs, resulted in raw material shortages and extended delivery times for such materials, and adversely affected the overall financial condition of Aerex's current and prospective customers. Accordingly, in light of this new information from Aerex's former major customer, and the on-going weak economic conditions that the Company believed would continue through 2022, the Company updated its projections of future cash flows for the manufacturing reporting unit and tested its goodwill for possible impairment as of June 30, 2021 using the discounted cash flow and guideline public company methods, with a weighting of 80% and 20% applied to these two methods, respectively. Based upon this testing, the Company determined that the carrying value of its manufacturing reporting unit exceeded its fair value by $2.9 million, and the Company recorded an impairment loss to reduce its manufacturing segment's goodwill by this amount for the three months ended June 30, 2021.

For the year ended December 31, 2022, the Company estimated the fair value of its manufacturing reporting unit by applying the discounted cash flow method, which relied upon seven-year discrete projections of operating results, working capital and capital expenditures, along with a terminal value subsequent to the discrete period. These seven-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated cost of capital for market participants at the time of each analysis. The Company also estimated the fair value of its manufacturing reporting unit for the year ended December 31, 2022 by applying the guideline public company method. The Company weighted the fair values estimated for its manufacturing reporting unit under each method and summed such weighted fair values to estimate the overall fair value for the reporting unit. The respective weightings the Company applied to each method for the year ended December 31, 2022 were 80% to the discounted cash flow method and 20% to the guideline public company method.

The fair value the Company estimated for its manufacturing reporting unit exceeded its carrying amount by 63% as of December 31, 2022.

Investments: Investments where the Company does not exercise significant influence over the operating and financial policies of the investee and holds less than 20% of the voting stock are recorded at cost. The Company uses the equity method of accounting for investments in common stock where the Company holds 20% to 50% of the voting stock of the investee and has significant influence over its operating and financial policies but does not meet the criteria for consolidation. The Company recognizes impairment losses on declines in the fair value of the stock of investees that are other than temporary.

Other assets: Under the terms of CW-Bahamas' contract with the Water and Sewerage Corporation of The Bahamas ("WSC") to supply water from its Blue Hills desalination plant, CW-Bahamas was required to reduce the amount of water lost by the public water distribution system on New Providence Island, The Bahamas, over a one-year period by 438 million gallons, a requirement CW-Bahamas met during 2007. The Company was solely responsible for the engineering, labor and materials costs incurred to reduce the amount of lost water, which were capitalized and are being amortized on a straight-line basis over the original remaining life of the Blue Hills contract. Such costs are included in other assets and aggregated approximately $3.5 million as of December 31, 2023 and 2022. Accumulated amortization for these costs was approximately $3.1 million and $2.9 million as of December 31, 2023 and 2022, respectively. Amortization expense for these costs was $179,353 for the years ended December 31, 2023 and 2022.

2. Accounting policies – (continued)

Income taxes: The Company accounts for the income taxes arising from the operations of its United States subsidiaries under the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to the extent any deferred tax asset may not be realized.

The Company is not presently subject to income taxes in the other countries in which it operates.

Revenue recognition: Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following table presents the Company's revenue disaggregated by revenue source.

	Year Ended December 31,	
	2023	**2022**
Retail revenue	$ 30,158,051	$25,954,013
Bulk revenue	34,595,058	32,991,066
Services revenue	97,966,650	28,835,428
Manufacturing revenue	17,491,474	6,324,465
Total revenue	$180,211,233	$94,104,972

Services revenue consists of the following:

	Year Ended December 31,	
	2023	**2022**
Construction revenue	$77,306,704	$11,616,274
Operations and maintenance revenue	19,368,365	14,152,158
Design and consulting revenue	1,291,581	3,066,996
Total services revenue	$97,966,650	$28,835,428

Retail revenue

The Company produces and supplies water to end-users, including residential, commercial and governmental customers in the Cayman Islands under an exclusive retail license issued to Cayman Water by the Cayman Islands government to provide water in two of the three most populated areas on Grand Cayman. Customers are billed on a monthly basis based on metered consumption and bills are typically collected within 30 to 45 days after the billing date. Receivables not collected within 45 days subject the customer to disconnection from water service.

The Company recognizes revenue from water sales at the time water is supplied to the customer's premises. The amount of water supplied is determined and invoiced based upon water meter readings performed at the end of each month. All retail water contracts are month-to-month contracts. The Company has elected the "right to invoice" practical expedient for revenue recognition on its retail water sale contracts and recognizes revenue in the amount to which the Company has a right to invoice, recognizing this revenue from the transfer of goods or services to customers at a point in time.

Bulk revenue

The Company produces and supplies water to government-owned utilities in the Cayman Islands and The Bahamas.

2. Accounting policies – (continued)

OC-Cayman provides bulk water to the Water Authority-Cayman ("WAC"), a government-owned utility and regulatory agency, under two agreements. The WAC in turn distributes such water to properties in Grand Cayman outside of Cayman Water's retail license area.

The Company sells bulk water in The Bahamas through its majority-owned subsidiary, CW-Bahamas, under two agreements with the Water and Sewerage Corporation of The Bahamas ("WSC"), which distributes such water through its own pipeline system to residential, commercial and tourist properties on the island of New Providence.

The Company has elected the "right to invoice" practical expedient for revenue recognition on its bulk water sale contracts and recognizes revenue in the amount to which the Company has a right to invoice, recognizing this revenue from the transfer of goods or services to customers at a point in time.

Services and Manufacturing revenue

The Company designs, builds, sells, operates and maintains, and provides consulting services related to water, wastewater and water reuse infrastructure through PERC. All of PERC's customers are companies or governmental entities located in the United States. Effective October 2023, PERC acquired REC, a company that provides operations and maintenance and consulting services to companies and governmental entities located in the United States.

The Company also provides design, engineering, management, procurement and construction services for desalination infrastructure through DesalCo, which serves customers in the Cayman Islands, The Bahamas and the British Virgin Islands.

The Company, through Aerex, is a custom and specialty manufacturer of systems and products applicable to commercial, municipal and industrial water production and treatment. Substantially all of Aerex's customers are U.S. companies.

The Company generates construction, operations and maintenance, design and consulting revenue from PERC and DesalCo and generates manufacturing revenue from Aerex. The Company also generates operations and maintenance and consulting revenue from REC.

The Company recognizes revenue for its construction and custom/specialized manufacturing contracts over time under the input method using costs incurred (which represents work performed) to date relative to the total estimated costs at completion to measure progress toward satisfying a contract's performance obligations as such measure best reflects the transfer of control of the promised good to the customer. Contract costs include labor, materials, subcontractor costs and other expenses. The Company follows this method since it can make reasonably dependable estimates of the revenue and costs applicable to the various stages of a contract. Under this input method, the Company records revenue and recognizes profit or loss as work on the contract progresses. The Company estimates total costs to be incurred and profit to be earned on each long-term, fixed price contract prior to commencement of work on the contract and updates these estimates as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date comprise of estimated total contract costs. Due to the extended time it may take to complete many of the Company's contracts and the scope and nature of the work required to be performed on those contracts, the estimations of total revenue and costs at completion are complicated and subject to many variables and, accordingly, are subject to changes. When adjustments in estimated total contract revenue or estimated total contract costs are required, any changes from prior estimates are recognized in the current period for the inception-to-date effect of such changes. The Company recognizes the full amount of any estimated loss on a contract at the time the estimates indicate such a loss. Any contract assets are classified as current assets. Contract liabilities on uncompleted contracts, if any, are classified as current liabilities.

During the year ended December 31, 2023, the Company adjusted its prior year estimates of the total contract costs for two of its construction contracts. These changes in accounting estimates resulted in an increase in the

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Accounting policies – (continued)

services segment's income from operations and the Company's consolidated net income by $2,356,439 and $1,750,750, respectively, for the year ended December 31, 2023. This adjustment increased basic and diluted earnings per share by $0.11 for the year ended December 31, 2023.

The Company has elected the "right to invoice" practical expedient for revenue recognition on its operations and maintenance, design and consulting contracts and recognizes revenue in the amount to which the Company has a right to invoice, recognizing this revenue from the transfer of goods or services to customers at a point in time.

During the years ended December 31, 2023 and 2022, the Company recognized $77,411,792 and $14,146,271, respectively, of its services revenue from the transfer of goods or services to customers over time. The remaining services revenue of $20,554,858 and $14,689,157, respectively, was recognized from the transfer of goods or services to customers at a point in time. During the years ended December 31, 2023 and 2022, the Company recognized all of its manufacturing revenue from the transfer of goods or services to customers over time.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Comparative amounts: Certain amounts presented in the financial statements previously issued for 2022 have been reclassified to conform to the current year's presentation.

3. Cash and cash equivalents

Cash and cash equivalents are not restricted by the terms of the Company's bank accounts as to withdrawal or use. As of December 31, 2023 and 2022, the equivalent United States dollars of the Company's cash and cash equivalents, including those accounts denominated in currencies other than the U.S. dollar, are as follows:

| | December 31, | |
	2023	2022
Bank accounts:		
United States dollar	$15,857,612	$24,573,161
Cayman Islands dollar	11,826,102	14,956,162
Bahamian dollar	3,025,898	5,698,100
	30,709,612	45,227,423
Short-term deposits:		
United States dollar	8,861,606	2,476,370
Cayman Islands dollar	3,050,680	3,007,958
	11,912,286	5,484,328
Total cash and cash equivalents	$42,621,898	$50,711,751

Transfers from the Company's Bahamas bank accounts to Company bank accounts in other countries require the approval of the Central Bank of The Bahamas.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Accounts receivable, net

	December 31,	
	2023	**2022**
Trade accounts receivable	$38,446,554	$27,163,719
Receivable from OC-BVI	41,129	37,293
Other accounts receivable	322,609	28,384
	38,810,292	27,229,396
Allowance for credit losses	(583,401)	(183,214)
Accounts receivable, net	$38,226,891	$27,046,182

The activity for the allowance for credit losses consisted of:

	December 31,	
	2023	**2022**
Opening allowance for credit losses	$183,214	$183,020
Provision for credit losses	408,489	—
Accounts written off during the year	(9,215)	(726)
Recovery of accounts written off	913	920
Ending allowance for credit losses	$583,401	$183,214

Significant concentrations of credit risk are disclosed in Note 18.

5. Inventory

	December 31,	
	2023	**2022**
Spare parts stock	$ 7,747,455	$ 6,514,333
Raw materials	3,135,357	3,481,486
Consumables stock	166,935	246,355
Water stock	40,666	36,655
Total inventory	11,090,413	10,278,829
Less current portion	6,044,642	5,727,842
Inventory (non-current)	$ 5,045,771	$ 4,550,987

6. Contracts in progress

Revenue recognized and amounts billed on contracts in progress are summarized as follows:

	December 31,	
	2023	**2022**
Revenue recognized to date on contracts in progress	$ 108,952,682	$ 25,469,014
Amounts billed to date on contracts in progress	(101,724,459)	(33,407,182)
Retainage	8,087,823	2,047,969
Net contract asset/(liability)	$ 15,316,046	$ (5,890,199)

6. Contracts in progress – (continued)

The above net balances are reflected in the accompanying consolidated balance sheet as follows:

	December 31,	
	2023	**2022**
Contract assets	$21,553,057	$ 2,913,722
Contract liabilities	(6,237,011)	(8,803,921)
Net contract asset/(liability)	$15,316,046	$(5,890,199)

The significant increase in contract assets from December 31, 2022 to December 31, 2023 is attributable to the construction contract with the WAC for the Red Gate plant in Grand Cayman and the construction contract with Liberty Utilities for a water treatment facility in Arizona.

During the year ended December 31, 2023, the Company adjusted its prior year estimates of the total contract costs for two of its construction contracts. These changes in accounting estimates resulted in an increase in the services segment's income from operations and the Company's consolidated net income by $2,356,439 and $1,750,750, respectively, for the year ended December 31, 2023. This adjustment increased basic and diluted earnings per share by $0.11 for the year ended December 31, 2023.

As of December 31, 2023, the Company had unsatisfied or partially unsatisfied performance obligations for contracts in progress representing approximately $162.2 million in aggregate transaction price for contracts with an original expected length of greater than one year. The Company expects to earn revenue as it satisfies its performance obligations under those contracts in the amount of approximately $22.2 million during the year ending December 31, 2024 and $140 million thereafter. In addition, the Company recognized revenue of approximately $8.7 million in the year ended December 31, 2023, that was included in the contract liability balance as of December 31, 2022.

7. Property, plant and equipment and construction in progress

	December 31,	
	2023	**2022**
Land	$ 6,488,400	$ 6,488,400
Buildings	26,044,551	23,280,880
Plant and equipment	66,000,977	64,532,994
Distribution system	39,546,175	39,544,395
Office furniture, fixtures and equipment	3,338,760	3,109,546
Vehicles	3,433,561	2,525,576
Leasehold improvements	306,545	287,980
Lab equipment	12,456	12,456
	145,171,425	139,782,227
Less accumulated depreciation	89,288,904	87,252,682
Property, plant and equipment, net	$ 55,882,521	$ 52,529,545
Construction in progress	$ 495,471	$ 3,705,681

As of December 31, 2023, the Company had outstanding capital commitments of approximately $455,000. The Company maintains insurance for loss or damage to all fixed assets that it deems susceptible to loss. During the years ended December 31, 2023 and 2022, $7,093,158 and $297,723, respectively, of construction in progress was placed in service. Depreciation expense was $5,823,008 and $5,425,177 for the years ended December 31, 2023 and 2022, respectively.

8. Discontinued operations – Mexico project development

In 2010, the Company began the pursuit, through its Netherlands subsidiary, Consolidated Water Cooperatief, U.A. ("CW-Cooperatief"), and its Mexico subsidiary, N.S.C. Agua, S.A. de C.V. ("NSC"), of a project (the "Project") that encompassed the construction, operation and minority ownership of a 100 million gallon per day seawater reverse osmosis desalination plant to be located in northern Baja California, Mexico and accompanying pipelines to deliver water to the Mexican potable water system.

Through a series of transactions that began in 2012, NSC purchased 20.1 hectares of land for approximately $21.1 million on which the proposed Project's plant was to be constructed.

Following an assessment by the State of Baja, California (the "State") of the need for such a desalination plant and the passage of enabling legislation in November 2015, the State officially commenced the required public tender for the Project. A consortium (the "Consortium") comprised of NSC, Suez Medio Ambiente México, S.A. de C.V. ("Suez MA"), a subsidiary of SUEZ International, S.A.S., and NuWater S.A.P.I. de C.V. ("NuWater") submitted its tender for the Project in April 2016 and in June 2016, the State designated the Consortium as the winner of the tender process for the Project.

In August 2016, NSC and NuWater incorporated a new company under the name Aguas de Rosarito S.A.P.I. de C.V. ("AdR") to pursue completion of the Project and executed a shareholders agreement for AdR agreeing among other things that (i) AdR would purchase the land and other Project assets from NSC on the date that the Project begins commercial operation and (ii) AdR would enter into a Management and Technical Services Agreement with NSC effective on the first day that the Project begins commercial operation. NSC initially owned 99.6% of the equity of AdR. In February 2018, CW-Holdings acquired the remaining 0.4% ownership in AdR from NuWater.

On August 22, 2016, the Public Private Partnership Agreement for the Project (the "APP Contract") was executed between AdR, the State Water Commission of Baja California ("CEA"), and the Government of Baja California, as represented by the Secretary of Planning and Finance and the Public Utilities Commission of Tijuana ("CESPT"). The APP Contract required AdR to design, construct, finance and operate a seawater reverse osmosis desalination plant (and accompanying aqueduct) with a capacity of up to 100 million gallons per day in two phases: the first with a capacity of 50 million gallons per day and an aqueduct to the Mexican public water system in Tijuana, Baja California and the second phase with a capacity of 50 million gallons per day. The first phase was to be operational within 36 months of commencing construction and the second phase was to be operational by January 2025. The APP Contract further required AdR to operate and maintain the plant and aqueduct for a period of 37 years starting from the commencement of operation of the first phase. At the end of the operating period, the plant and aqueduct would have been transferred to CEA. The APP Contract was subsequently amended by the parties in June 2018 to increase the scope of Phase 1 and to allow for changes in the water tariff due to the changes in the exchange rate for the peso, interest rates and construction costs that had and would occur from the date the APP Contract was signed to the date construction commenced.

On June 29, 2020, AdR received a letter (the "Letter") from the Director General of CEA and the Director General of CESPT terminating the APP Contract. The Letter requested that AdR provide an inventory of the assets that currently comprise the "Project Works" (as defined in the APP Contract) for the purpose of acknowledging and paying the non-recoverable expenses made by AdR in connection with the Project, with such reimbursement to be calculated in accordance with the terms of the APP Contract. The applicable law required that this list of non-recoverable expenses made by AdR in connection with the Project be submitted to CEA and CESPT within 20 business days from the date of receipt of the Letter. AdR initiated an amparo claim before a federal district court in Tijuana, Baja California, to challenge the provision of the applicable law requiring submittal of the list of non-recoverable expenses within the 20 business days term, as AdR considered such term to be unreasonably short due to the magnitude of the Project and the scope of supporting documentation required to be provided with respect to the non-recoverable expenses. AdR obtained an initial provisional suspension of the lapsing of such 20-day term from the court, and on August 10, 2020 the court made such suspension definitive until the completion of the amparo trial. As such, the 20-day term for filing

8. Discontinued operations – Mexico project development – (continued)

the list of non-recoverable expenses was suspended. Therefore, on August 28, 2020, AdR submitted their list of non-recoverable expenses, including those of NSC, to CEA and CESPT which was comprised of 51,144,525 United States dollars and an additional 137,333,114 Mexican pesos. In February 2021, AdR withdrew this amparo claim, and such withdrawal was accepted by the federal district court in Tijuana. To date, AdR has not received a formal response from CEA or CESPT to its submission of non-recoverable expenses.

The Company believes CW-Cooperatief, as a Netherlands company, has certain rights relating to its investments in NSC and AdR under the *Agreement on Promotion, Encouragement and Reciprocal Protection of Investments between the Kingdom of the Netherlands and the United Mexican States* entered into force as of October 1, 1999 (the "Treaty"). On April 16, 2021, CW-Cooperatief submitted a letter to the President of Mexico and other Mexican federal government officials alleging that the State's termination of the APP Contract constituted a breach by Mexico of its international obligations under the Treaty, entitling CW-Cooperatief to full reparation, including monetary damages. This letter invited Mexico to seek a resolution of this investment dispute through consultation and negotiation, but stated that if the dispute cannot be resolved in this manner, CW-Cooperatief would refer the dispute to the International Centre for the Settlement of International Disputes for arbitration, as provided for in the Treaty. On June 29, 2021, the Mexican Ministry of Economy responded to CW-Cooperatief's letter and proposed to hold a consultation meeting. Two such meetings were held on July 9, 2021 and August 2, 2021 on a confidential basis, without a resolution of the Company's investment dispute.

On February 9, 2022, CW-Cooperatief, filed a Request for Arbitration with the International Centre for Settlement of International Disputes requesting that the United Mexican States pay CW-Cooperatief damages in excess of US$51 million plus MXN$137 million (with the exact amount to be quantified in the proceedings), plus fees, costs and pre- and post-award interest.

CW-Cooperatief intends to pursue vigorously the relief sought in the arbitration, in addition to pursuing all other legal remedies and courses of action available under the operative contracts and applicable law with respect to their rights, damages, fees and expenses. The Company cannot provide any assurances that CW-Cooperatief will be able to obtain the relief sought in the arbitration, and the Company has incurred and will continue to incur legal and other arbitration-related expenses that are material to its consolidated results of operations and cash flows.

During July 2022, the State initiated discussions with the Company to potentially resolve the issues related to the cancellation by the government of the Rosarito desalination plant contract as well as potentially addressing the State's acute water shortage issues. The Company cannot presently determine the outcome of the discussions and the Company has not terminated its efforts to obtain relief through the international arbitration process as a result of these discussions.

The Company cannot provide any assurances that it will be able to obtain reimbursement for any expenses or investments made with respect to the Project.

As a result of the cancellation of the APP Contract, in 2020 the Company discontinued all development activities associated with the Project and commenced active marketing efforts to sell the land NSC purchased for the Project. Accordingly, the assets and liabilities of CW-Cooperatief, NSC and AdR, as well as the costs for legal and administrative activities to pursue reimbursement from the State of Baja California following the cancellation of the APP Contract, have been classified as discontinued operations in the accompanying consolidated financial statements.

The Company's net losses from discontinued operations for the years ended December 31, 2023 and 2022 were ($1,086,744) and ($2,371,049), respectively.

8. Discontinued operations – Mexico project development – (continued)

Summarized financial information for the discontinued Mexico project development operation is as follows:

	December 31,	
	2023	**2022**
Cash	$ 91,283	$ 442,252
Accounts receivable	—	12,675
Prepaid expenses and other current assets	120,234	76,553
Land	21,126,898	21,126,898
Other assets	2,390	2,390
Total assets of discontinued operations	$21,340,805	$21,660,768
Total liabilities of discontinued operations	$ 364,665	$ 389,884

	Year Ended December 31,	
	2023	**2022**
Revenue	$ —	$ —
Loss from discontinued operations	$1,086,744	$2,371,049
Depreciation expense	$ —	$ —

Mexico Project litigation

a)   EWG request of precautionary measures

In January 2018, EWG Water LLC ("EWG") initiated an ordinary mercantile claim against, among others, N.S.C. Agua, S.A. de C.V. ("NSC") and Consolidated Water Cooperatief, U.A. ("CW-Cooperatief") (with Aguas de Rosarito S.A.P.I. de C.V. ("AdR") being named as a third party to be called to trial) before the Tenth Civil Judge in Tijuana, Baja California for Mercantile Matters (the "Tenth Civil Judge").

In such claim, EWG challenged, among other things, the transactions contemplated under a certain option agreement (entered into in 2012), and therefore, the capital investment transactions occurring in May 2013 that increased the ownership interest of CW-Cooperatief in NSC to 99.99%. On October 1, 2020, and following an order from a Federal Judge obtained by NSC, the Tenth Civil Judge resolved to (i) move the claim of EWG to arbitration, and (ii) suspend the corresponding ordinary mercantile procedure. Within the above-mentioned claim, the Tenth Civil Judge granted EWG certain preliminary measures against NSC, which were later overturned by an Upper Court.

In July 2023, EWG filed a motion before a local court in Playas de Rosarito, Baja California (the "Rosarito Court") to obtain precautionary measures consisting of the securing of assets owned by NSC (particularly real estate), as a procedure prior to the commencement of an arbitration that allegedly would be initiated by EWG against NSC to claim the payment of an indemnification for damages derived from a so-called simulation of legal acts. In the opinion of the Rosarito Court, such motion did not require notification to NSC or the presentation of counterarguments by NSC to the motion prior to securing the assets of NSC.

On July 28, 2023, the Rosarito Court issued a resolution in which it: (i) granted the precautionary measures requested by EWG, subject to the posting of a bond in the amount of MXN$1,500,000 (One Million Five Hundred Thousand Mexican Pesos), and (ii) ordered that once the precautionary measures were executed, EWG would have three business days counted as from the posting of the bond, to initiate and prove to the Rosarito Court that it initiated the arbitration. To the Company's knowledge EWG has not posted the bond. Consequently, NSC has not been summoned to an arbitration procedure.

As EWG has apparently not posted the bond set by the Rosarito Court (i) the precautionary measures have not been enforced, (ii) no securing or attachment has been registered against the real estate of NSC; and

8. Discontinued operations – Mexico project development – (continued)

(iii) NSC has not been formally summoned to this procedure. As stated previously, NSC is unaware of any arbitration commenced by EWG regarding this matter.

b)   NSC amparo lawsuit

On August 16, 2023, NSC filed an amparo suit (i.e. application for constitutional relief) before the Eleventh Federal District Court in Tijuana ("Federal District Court in Tijuana") against the precautionary measures granted to EWG by the Rosarito Court.

In its amparo suit, NSC also requested the Federal District Court in Tijuana to grant an order to put on hold said precautionary measures. A preliminary order to stay was granted by the Federal District Court in Tijuana, followed by a definitive injunction, subject to the posting of a guarantee. NSC has submitted the guarantee to the court.

NSC subsequently filed an extension of the amparo suit introducing new arguments aiming to strengthen NSC´s position. The amparo extension was admitted through a resolution published on November 7, 2023.

The Federal District Court in Tijuana has not been able to summon EWG on this amparo suit, as it has not been able to determine nor obtain information on an address where EWG can be summoned. As such, the Federal District Court in Tijuana has requested various authorities to provide information on any domicile where EWG can be summoned.

The responses of some authorities are in process of being received by the Federal District Court in Tijuana. NSC is waiting until all the authorities provide their official response to determine if there is a viable alternative for summoning EWG.

NSC offered certain evidence consisting of the docket of amparo file number 74/2020, which was processed by the Twelfth Civil District Court in Tijuana. The Amparo Law provides that any documentary evidence offered by the parties shall be issued without any cost. Therefore, NSC requested the Court to grant the expedition of said copies for free.

However, this request was denied by the Federal District Court in Tijuana. Therefore, NSC filed an appeal for review against said decision, which was admitted by the Federal District Court in Tijuana and sent to the Second Collegiate Circuit Court in Tijuana, acting as Court of Appeals, which confirmed the admission of the appeal remedy through a resolution published on January 26, 2024. The judgment is still pending resolution.

The Company cannot presently determine what impact the resolution of this matter may have on its consolidated financial statements.

9. Intangible assets

The Company's purchase transactions for Aerex and PERC identified certain intangible assets. The remaining intangible assets and their respective useful lives are as follows: trade names (15 years) and facility management contracts (6 years).

Effective October 2023, the Company purchased a 100% ownership interest in REC. The purchase transaction identified certain intangible assets with a fair value of $1,108,390 and useful lives as follows: non-compete (5 years), trade name (15 years) and customer relationships (15 years).

9. Intangible assets – (continued)

The costs and accumulated amortization for these assets were as follows:

	December 31,	
	2023	**2022**
Cost		
Non-compete agreements	$ 268,590	$ —
Trade names	3,096,900	2,700,000
Customer relationships	442,900	—
Facility management contracts	2,200,000	2,200,000
	6,008,390	4,900,000
Accumulated amortization		
Non-compete agreements	(13,430)	—
Trade names	(1,106,615)	(920,000)
Customer relationships	(7,382)	—
Facility management contracts	(1,527,778)	(1,161,112)
	(2,655,205)	(2,081,112)
Intangible assets, net	$ 3,353,185	$ 2,818,888

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows:

2024	$ 656,371
2025	595,260
2026	289,705
2027	289,705
2028	276,275
Thereafter	1,245,869
	$3,353,185

Amortization expense was $574,093 and $582,778 for the years ended December 31, 2023 and 2022, respectively.

10. Leases

The Company's leases consist primarily of leases for office and warehouse space. For leases with terms greater than twelve months, the related asset and obligation are recorded at the present value of the lease payments over the term. Many of these leases contain rental escalation clauses which are factored into the determination of the lease payments when appropriate. When available, the lease payments are discounted using the rate implicit in the lease; however, the Company's current leases do not provide a readily determinable implicit rate. Therefore, the Company's incremental borrowing rate is estimated to discount the lease payments based on information available at the lease commencement.

These leases contain both lease and non-lease components, which the Company has elected to treat as a single lease component. The Company elected not to recognize leases that have an original lease term, including reasonably certain renewal or purchase obligations, of twelve months or less in its consolidated balance sheets for all classes of underlying assets. Lease costs for such short-term leases are expensed on a straight-line basis over the lease term.

10. Leases – (continued)

All lease assets denominated in a foreign currency are measured using the exchange rate at the commencement of the lease. All lease liabilities denominated in a foreign currency are remeasured using the exchange rate as of the consolidated balance sheet date.

Lease assets and liabilities

The following table presents the lease-related assets and liabilities and their respective classification on the consolidated balance sheets:

| | December 31, | |
	2023	2022
ASSETS		
Current		
Prepaid expenses and other current assets	$ 110,541	$ 35,624
Current assets of discontinued operations	—	7,979
Noncurrent		
Operating lease right-of-use assets	2,135,446	2,058,384
Total lease right-of-use assets	$2,245,987	$2,101,987
LIABILITIES		
Current		
Current maturities of operating leases	$ 456,865	$ 546,851
Current liabilities of discontinued operations	—	7,361
Noncurrent		
Noncurrent operating leases	1,827,302	1,590,542
Total lease liabilities	$2,284,167	$2,144,754
Weighted average remaining lease term:		
Operating leases	6.1 years	6.6 years
Operating leases – discontinued operations	0.0 years	0.8 years
Weighted average discount rate:		
Operating leases	5.67%	5.11%
Operating leases – discontinued operations	0.00%	4.96%

The components of lease costs were as follows:

| | Year Ended December 31, | |
	2023	2022
Operating lease costs	$ 751,261	$692,404
Short-term lease costs	217,640	100,975
Lease costs – discontinued operations	45,979	40,021
Total lease costs	$1,014,880	$833,400

10. Leases – (continued)

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,	
	2023	**2022**
Cash paid for amounts included in measurement of liabilities:		
Operating cash outflows for operating leases	$760,847	$742,696
Operating cash outflows for operating leases – discontinued operations	11,337	9,590

Future lease payments relating to the Company's operating lease liabilities from continuing operations as of December 31, 2023 are as follows:

Years ending December 31,	Total
2024	$ 580,780
2025	462,990
2026	379,019
2027	336,597
2028	341,687
Thereafter	639,928
Total future lease payments	2,741,001
Less: imputed interest	(456,834)
Total lease obligations	2,284,167
Less: current obligations	(456,865)
Noncurrent lease obligations	$1,827,302

11. Income taxes

The components of income before income taxes for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	**2022**
Foreign (not subject to income taxes)	$10,002,233	$6,958,583
Mexico	(742,367)	(987,279)
United States	27,649,330	1,394,642
	36,909,196	7,365,946
Discontinued operations	1,086,744	2,371,049
	$37,995,940	$9,736,995

11. Income taxes – (continued)

The Company's provision for (benefit from) income taxes for the years ended December 31, 2023 and 2022, which related to U.S. operations, consisted of the following:

	Year Ended December 31,	
	2023	**2022**
Current:		
Federal	$5,611,360	$ 430,116
State	1,663,653	(29,157)
Foreign	—	—
Total current income tax expense (benefit)	7,275,013	400,959
Deferred:		
Federal	(276,070)	(184,469)
State	(248,929)	180,249
Foreign	—	—
Total deferred income tax expense (benefit)	(524,999)	(4,220)
Total provision for (benefit from) income taxes	$6,750,014	$ 396,739

A reconciliation of the U.S. statutory federal tax rate to the effective rate for the years ended December 31, 2023 and 2022 is as follows:

	Year Ended December 31,	
	2023	**2022**
U.S. statutory federal rate	21.00%	21.00%
State taxes, net of federal effect	2.88%	8.88%
Foreign rate differential	(5.71)%	(25.57)%
Research and development tax credit	—%	(1.92)%
Permanent items	(0.32)%	(0.70)%
Change in valuation allowance	(0.08)%	2.38%
	17.77%	4.07%

11. Income taxes – (continued)

The tax effects of significant items comprising the Company's net long-term deferred tax liability as of December 31, 2023 and 2022 were as follows:

	December 31,	
	2023	**2022**
Continuing Operations		
Deferred tax assets:		
Research and development credit carryforwards	$ —	$ 58,069
Net operating loss carryforwards	130,911	443,076
Accruals and reserves	146,057	82,503
Operating lease liabilities	501,397	412,840
Capitalized research expenditures	326,178	—
Others	29,094	—
Valuation allowances	—	(29,036)
	1,133,637	967,452
Deferred tax liabilities:		
Property and equipment	325,473	293,195
Intangible assets	847,450	821,723
Operating lease right-of-use assets	491,494	412,840
	1,664,417	1,527,758
Net deferred tax liabilities	$ (530,780)	$ (560,306)
Discontinued Operations		
Deferred tax assets:		
Operating loss carryforwards – Mexico	$ 5,844,847	$ 5,378,177
Land basis difference – Mexico	2,818,663	2,163,681
Start-up costs – Mexico	7,015,484	4,274,858
Valuation allowances	(15,678,994)	(11,816,716)
	$ —	$ —

As of December 31, 2023, continuing operations has a federal net loss carryforward of $0.6 million and a state net loss carryforward of $0.3 million, both of which have an indefinite expiration date. Discontinued operations has a net loss carryforward of $19.5 million that will begin to expire, if unused, in various amounts between 2024 and 2033.

12. Earnings per share

Earnings per share ("EPS") is computed on a basic and diluted basis. Basic EPS is computed by dividing net income (less preferred stock dividends) available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS assumes the issuance of common shares for all potential common shares outstanding during the reporting period and, if dilutive, the effect of stock options as computed under the treasury stock method.

12. Earnings per share – (continued)

The following summarizes information related to the computation of basic and diluted EPS:

	Year Ended December 31,	
	2023	2022
Net income from continuing operations attributable to Consolidated Water Co. Ltd. stockholders	$30,672,135	$ 8,227,343
Less: preferred stock dividends	(15,513)	(11,532)
Net income from continuing operations available to common shares in the determination of basic earnings per common share	30,656,622	8,215,811
Loss from discontinued operations	(1,086,744)	(2,371,049)
Net income available to common shares in the determination of basic earnings per common share	$29,569,878	$ 5,844,762
Weighted average number of common shares in the determination of basic earnings per common share attributable to Consolidated Water Co. Ltd. common stockholders	15,739,056	15,290,509
Plus:		
Weighted average number of preferred shares outstanding during the period	39,885	31,885
Potential dilutive effect of unexercised options and unvested stock grants	86,956	79,259
Weighted average number of shares used for determining diluted earnings per common share attributable to Consolidated Water Co. Ltd. common stockholders	15,865,897	15,401,653

13. Dividends

Interim dividends declared on Class A common stock and redeemable preferred stock for each quarter of the respective years ended December 31, 2023 and 2022 were as follows:

	2023	2022
First Quarter	$0.085	$0.085
Second Quarter	0.085	0.085
Third Quarter	0.095	0.085
Fourth Quarter	0.095	0.085
	$ 0.36	$ 0.34

14. Segment information

The Company has four reportable segments: retail, bulk, services and manufacturing. The retail segment operates the water utility for the Seven Mile Beach and West Bay areas of Grand Cayman pursuant to an exclusive license granted by the Cayman Islands government. The bulk segment supplies potable water to government utilities in Grand Cayman and The Bahamas under long-term contracts. The services segment designs, constructs and sells water infrastructure and provides management and operating services to third parties. The manufacturing segment manufactures and services a wide range of custom and specialized water-related products applicable to commercial, municipal and industrial water production, supply and treatment. Consistent with prior periods, the Company records all non-direct general and administrative expenses in its retail segment and does not allocate any of these non-direct expenses to its other three business segments.

The accounting policies of the segments are consistent with those described in Note 2. The Company evaluates each segment's performance based upon its income (or loss) from operations. All intercompany transactions are eliminated for segment presentation purposes.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Segment information – (continued)

The Company's segments are strategic business units that are managed separately because each segment sells different products and/or services, serves customers with distinctly different needs and generates different gross profit margins.

	Year Ended December 31, 2023				
	Retail	Bulk	Services	Manufacturing	Total
Revenue	$30,158,051	$34,595,058	$97,966,650	$17,491,474	$180,211,233
Cost of revenue	13,891,229	24,128,132	66,797,762	13,467,005	118,284,128
Gross profit	16,266,822	10,466,926	31,168,888	4,024,469	61,927,105
General and administrative expenses	16,905,010	1,737,264	4,271,808	1,838,284	24,752,366
Gain (loss) on asset dispositions and impairments, net	(22,065)	12,720	—	2,233	(7,112)
Income (loss) from operations	$ (660,253)	$ 8,742,382	$26,897,080	$ 2,188,418	37,167,627
Other income, net					828,313
Income before income taxes					37,995,940
Provision for income taxes					6,750,014
Net income from continuing operations					31,245,926
Income from continuing operations attributable to non-controlling interests					573,791
Net income from continuing operations attributable to Consolidated Water Co. Ltd. stockholders					30,672,135
Loss from discontinued operations					(1,086,744)
Net income attributable to Consolidated Water Co. Ltd. stockholders					$ 29,585,391

Depreciation and amortization expenses for the year ended December 31, 2023 for the retail, bulk, services and manufacturing segments were $2,484,845, $3,032,902, $785,347 and $273,360, respectively.

	As of December 31, 2023				
	Retail	Bulk	Services	Manufacturing	Total
Accounts receivable, net	$ 3,425,948	$26,965,126	$ 6,802,780	$ 1,033,037	$ 38,226,891
Inventory, current and non-current	$ 3,041,460	$ 4,858,324	$ 55,272	$ 3,135,357	$ 11,090,413
Contract assets	$ —	$ —	$17,715,872	$ 3,837,185	$ 21,553,057
Property, plant and equipment, net	$32,809,487	$20,370,056	$ 1,143,884	$ 1,559,094	$ 55,882,521
Construction in progress	$ 380,436	$ —	$ —	$ 115,035	$ 495,471
Intangibles, net	$ —	$ —	$ 2,692,074	$ 661,111	$ 3,353,185
Goodwill	$ 1,170,511	$ 1,948,875	$ 7,756,807	$ 1,985,211	$ 12,861,404
Total segment assets	$58,774,647	$63,956,725	$58,476,773	$15,888,642	$197,096,787
Assets of discontinued operations					$ 21,340,805
Total assets					$218,437,592

14. Segment information – (continued)

	Year Ended December 31, 2022				
	Retail	Bulk	Services	Manufacturing	Total
Revenue	$25,954,013	$32,991,066	$28,835,428	$6,324,465	$94,104,972
Cost of revenue	12,548,763	23,032,212	22,973,634	5,195,240	63,749,849
Gross profit	13,405,250	9,958,854	5,861,794	1,129,225	30,355,123
General and administrative expenses	14,552,866	1,570,732	3,461,294	1,485,342	21,070,234
Gain (loss) on asset dispositions and impairments, net	(39,397)	5,607	23,717	(2,631)	(12,704)
Income (loss) from operations	$(1,187,013)	$ 8,393,729	$ 2,424,217	$ (358,748)	9,272,185
Other income, net					464,810
Income before income taxes					9,736,995
Provision for income taxes					396,739
Net income from continuing operations					9,340,256
Income from continuing operations attributable to non-controlling interests					1,112,913
Net income from continuing operations attributable to Consolidated Water Co. Ltd. stockholders					8,227,343
Loss from discontinued operations					(2,371,049)
Net income attributable to Consolidated Water Co. Ltd. stockholders					$ 5,856,294

Depreciation and amortization expenses for the year ended December 31, 2022 for the retail, bulk, services and manufacturing segments were $2,391,603, $2,836,794, $674,508 and $284,403, respectively.

	As of December 31, 2022				
	Retail	Bulk	Services	Manufacturing	Total
Accounts receivable, net	$ 2,953,927	$16,554,940	$ 5,838,721	$ 1,698,594	$ 27,046,182
Inventory, current and non-current	$ 2,759,659	$ 4,037,684	$ —	$ 3,481,486	$ 10,278,829
Contract assets	$ —	$ —	$ 1,249,069	$ 1,664,653	$ 2,913,722
Property, plant and equipment, net	$27,697,490	$22,510,658	$ 759,409	$ 1,561,988	$ 52,529,545
Construction in progress	$ 3,643,889	$ —	$ —	$ 61,792	$ 3,705,681
Intangibles, net	$ —	$ —	$ 2,064,444	$ 754,444	$ 2,818,888
Goodwill	$ 1,170,511	$ 1,948,875	$ 5,320,416	$ 1,985,211	$ 10,425,013
Total segment assets	$65,853,789	$56,118,243	$36,319,078	$13,054,971	$171,346,081
Assets of discontinued operations					$ 21,660,768
Total assets					$193,006,849

14. Segment information – (continued)

Revenue earned by major geographic region was:

	Year ended December 31,	
	2023	2022
Cayman Islands	$ 41,728,340	$30,375,985
The Bahamas	31,221,633	29,943,615
United States	106,768,621	33,338,466
Revenue earned from management services agreement with OC-BVI	492,639	446,906
	$180,211,233	$94,104,972

Revenue earned from major customers was:

	Year ended December 31,	
	2023	2022
Revenue earned from the WSC	$31,221,633	$29,943,615
Percentage of consolidated revenue earned from the WSC	17%	32%
Revenue earned from one service segment customer	$64,149,170	$11,805,752
Percentage of consolidated revenue earned from the one service segment customer	36%	13%

Property, plant and equipment, net by major geographic region was:

	December 31,	
	2023	2022
Cayman Islands	$32,902,949	$28,068,156
The Bahamas	20,039,049	22,031,690
United States	2,940,523	2,429,699
	$55,882,521	$52,529,545

15. Cost of revenue and general and administrative expenses

	Year Ended December 31,	
	2023	2022
Cost of revenue consist of:		
Subcontractor and other project costs	$ 64,806,072	$17,847,124
Employee costs	18,935,014	14,036,117
Electricity	9,502,666	6,975,129
Fuel oil	9,024,836	10,203,690
Depreciation	5,632,998	5,261,463
Maintenance	2,992,872	2,786,258
Insurance	2,061,497	1,782,333
Retail license royalties	1,842,924	1,590,250
Other	3,485,249	3,267,485
	$118,284,128	$63,749,849

15. Cost of revenue and general and administrative expenses – (continued)

	Year Ended December 31,	
	2023	2022
General and administrative expenses consist of:		
Employee costs	$13,690,152	$11,209,635
Professional fees	2,012,092	1,760,279
Insurance	1,903,856	2,067,625
Directors' fees and expenses	980,759	991,592
Office rent	882,686	793,380
Amortization of intangible assets	574,093	582,778
Investor relations	534,979	354,158
Business development expenses	578,086	395,660
Provision for credit losses	408,489	—
Computer supplies, software licenses	387,335	322,310
Bank charges	341,263	490,237
Depreciation	190,010	163,714
Other	2,268,566	1,938,866
	$24,752,366	$21,070,234

16. Stock-based compensation

The Company has the following stock compensation plans that form part of its employees' and Directors' remuneration:

Employee Share Incentive Plan (Preferred Stock)

Employees (i.e., other than Directors and Officers), after four consecutive years of employment, become eligible to receive shares of the Company's preferred stock for $nil consideration under the Company's Employee Share Incentive Plan. Once an individual becomes eligible for this plan, they are awarded shares of preferred stock in the month of June following their date of eligibility for the plan (the "grant date") and in June of each subsequent year of the individual's employment for as long as the individual remains employed with the Company. If the employee remains with the Company through the fourth anniversary of a grant date, the preferred stock can be converted into shares of the Company's common stock on a one for one basis. In addition, at the time the preferred stock is granted, the employee receives options to purchase an equal number of shares of preferred stock at a discount to the average trading price of the Company's common stock for the first seven days of the October immediately preceding the date of the preferred stock grant. If these options are exercised, the shares of preferred stock obtained may also be converted to shares of common stock if the employee remains with the Company through the fourth anniversary of a grant date. Each employee's option to purchase shares of preferred stock must be exercised within 30 days of the grant date, which is the 90th day after the date of the independent registered public accountants' audit opinion on the Company's consolidated financial statements. Shares of preferred stock not subsequently converted to shares of common stock are redeemable only at the discretion of the Company. Shares of preferred stock granted under this plan during the years ended December 31, 2023 and 2022 totaled 13,309 and 9,295, respectively, and an equal number of preferred stock options were granted in each of these years.

Employee Share Option Plan (Common Stock Options)

The Company has an employee stock option plan for four long-serving employees of the Company. Under the plan, these employees are granted in each calendar year, as long as the employee is a participant in the Employee Share Incentive Plan, options to purchase common shares. The price at which the option may be

16. Stock-based compensation – (continued)

exercised is the closing market price on the grant date, which is the 40th day after the date of the Company's Annual Shareholder Meeting. The number of options each employee is granted is equal to five times the sum of (i) the number of shares of preferred stock that employee receives for $nil consideration and (ii) the number of preferred stock options that employee exercises in that given year. Options may be exercised during the period commencing on the fourth anniversary of the grant date and ending on the 30th day after the fourth anniversary of the grant date. Options granted under this plan during the years ended December 31, 2023 and 2022 totaled 3,010 and 3,665, respectively.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate stock option exercises and forfeitures within its valuation model. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

2008 Equity Incentive Plan

On May 14, 2008, the Company's stockholders approved the 2008 Equity Incentive Plan (the "2008 Plan") and reserved 1,500,000 shares of the Company's Class A common shares for issuance under this plan. All Directors, executives and key employees of the Company or its affiliates are eligible for participation in the 2008 Plan which provides for the issuance of options, restricted stock and stock equivalents at the discretion of the Board.

The Company measures and recognizes compensation expense at fair value for all share-based payments, including stock options. Stock-based compensation for the Employee Share Incentive Plan, Employee Share Option Plan and the 2008 Equity Incentive Plan totaled $703,289 and $386,260 for the years ended December 31, 2023 and 2022, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of income.

The significant weighted average assumptions for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Risk free interest rate	5.06%	1.64%
Expected option life (years)	1.0	1.2
Expected volatility	42.42%	47.15%
Expected dividend yield	1.60%	2.35%

A summary of the Company's stock option activity for the year ended December 31, 2023 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value[1]
Outstanding at beginning of period	11,740	$13.59		
Granted	16,319	13.62		
Exercised	(8,231)	12.12		
Forfeited/expired	(7,653)	11.28		
Outstanding as of December 31, 2023	12,175	$16.08	2.29 years	$237,705
Exercisable as of December 31, 2023	—	$ —	— years	$ —

16. Stock-based compensation – (continued)

_____

(1)   The intrinsic value of a stock option represents the amount by which the fair value of the underlying stock, measured by reference to the closing price of the common shares of $35.60 on the Nasdaq Global Select Market on December 31, 2023, exceeds the exercise price of the option.

As of December 31, 2023, 12,175 non-vested options were outstanding, with weighted average exercise price of $16.08, and average remaining contractual life of 2.29 years. The total remaining unrecognized compensation costs related to unvested stock-based arrangements were $14,867 as of December 31, 2023 and are expected to be recognized over a weighted average period of 2.29 years.

The following table summarizes the weighted average fair value of options at the date of grant and the intrinsic value of options exercised during the years ended December 31, 2023 and 2022:

	2023	2022
Options granted with an exercise price below market price on the date of grant:		
Employees – preferred stock	$ 12.21	$ 5.58
Overall weighted average	12.21	5.58
Options granted with an exercise price at market price on the date of grant:		
Management employees	$ —	$ —
Employees – common stock	8.29	4.32
Overall weighted average	8.29	4.32
Options granted with an exercise price above market price on the date of grant:		
Management employees	$ —	$ —
Employees – preferred stock	—	—
Overall weighted average	—	—
Total intrinsic value of options exercised	$104,559	$17,158

Senior Management Long-Term Incentive Compensation

The Board of Directors has established the long-term incentive compensation for the Company's senior management to better align the interests of its senior management with those of its shareholders. The long-term compensation plan includes a combination of performance and non-performance-based grants of common stock from the shares of Company stock provided for issuance under the 2008 Equity Incentive Plan.

The non-performance-based stock grant rights, which are issued on January 1 of each year, vest in one-third increments at the end of each year over a three-year period. The number of non-performance-based stock grant rights issued on January 3, 2023 and 2022 were 29,508 and 32,265, respectively. These stock grant rights vest in one-third increments over the three-year periods ending December 31, 2025 and 2024, respectively. The total number of vested shares issued under prior years' non-performance stock grant rights totaled 25,986 and 23,411 in the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, the Company recognized $366,058 and $325,270 in stock-based compensation expense, respectively, related to the incremental vesting of the non-performance stock grant rights.

The performance-based grants may be earned at the end of each year based upon the Company's three-year cumulative financial performance relative to three-year cumulative financial performance targets. The Company recognized $522,925 and $335,964 in stock-based compensation for the year ended December 31, 2023 and 2022, respectively, related to these grants.

A total of 26,742 stock grant rights were earned as of December 31, 2023 based upon the Company's actual financial performance relative to the cumulative financial performance targets for the three-year period ended December 31, 2023 The shares associated with these grants will be issued in 2024.

16. Stock-based compensation – (continued)

A total of 13,797 stock grant rights were earned as of December 31, 2022 based upon the Company's actual financial performance relative to the cumulative financial performance targets for the three-year period ended December 31, 2022. The shares associated with these grants were issued in 2023.

Non-Executive Directors' Share Plan

This stock grant plan provides part of the Directors' remuneration. Under this plan, non-Executive Directors receive a combination of cash and common stock for their participation in Board meetings. The number of shares of common stock granted is calculated based upon the market price of the Company's common stock on October 1 of the year preceding the grant. Common stock granted under this plan during the years ended December 31, 2023 and 2022 totaled 22,831 and 30,767 shares, respectively. The Company recognized stock-based compensation for these share grants of $341,394 and $369,678 for the years ended December 31, 2023 and 2022, respectively.

17. Retirement benefits

Retirement plans are offered to all employees in California, Florida, Colorado, the Cayman Islands and The Bahamas. The plans are administered by third parties and are defined contribution plans pursuant to which the Company matches participating employees' contributions up to certain amounts. The Company's expense for these plans was $771,616 and $624,798 for the years ended December 31, 2023 and 2022, respectively.

18. Financial instruments

Credit risk:

The Company is not exposed to significant credit risk on its retail customer accounts as its policy is to cease supply of water to customers' accounts that are more than 45 days overdue. The Company's exposure to credit risk is concentrated on receivables from its bulk water, services, and manufacturing customers. The Company considers these receivables fully collectible and therefore has not recorded a material allowance for these receivables.

Interest rate risk:

The Company is not subject to significant interest rate risk arising from fluctuations in interest rates.

Foreign exchange risk:

All relevant foreign currencies other than the Mexican peso and the euro have been fixed to the dollar for more than 20 years and as a result, the Company does not employ a hedging strategy against exchange rate risk associated with the reporting in dollars. If any of these fixed exchange rates becomes a floating exchange rate or if any of the foreign currencies in which the Company conducts business depreciate significantly against the dollar, the Company's consolidated results of operations could be adversely affected.

Fair values:

As of December 31, 2023 and 2022, the carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued compensation, dividends payable and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

Under US GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. US GAAP guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors

18. Financial instruments – (continued)

market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews its fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2023 and 2022, the Company does not have assets and liabilities measured at fair value to present in the fair value hierarchy.

19. Commitments and contingencies

Commitments

The Company has entered into employment agreements with certain executives, which expire through December 31, 2026 and provide for, among other things, base annual salaries in an aggregate amount of approximately $5.5 million, performance bonuses and various employee benefits.

The Company has purchase obligations totaling approximately $16.6 million through December 31, 2024.

Contingencies

Cayman Water

The Company sells water through its Cayman Water retail operations under a license issued in July 1990 by the Cayman Islands government (the "1990 license") that granted Cayman Water the exclusive right to provide potable water to customers within its licensed service area. Although the 1990 license has not been expressly extended after January 2018, the Company continues to supply water under the terms of the 1990 license, as further discussed in the following paragraph. Pursuant to the 1990 license, Cayman Water has the exclusive right to produce potable water and distribute it by pipeline to its licensed service area, which consists of two of the three most populated areas of Grand Cayman Island: Seven Mile Beach and West Bay. In 2023 and 2022, the Company generated approximately 17% and 27%, respectively, of its consolidated revenue and 26% and 44%, respectively, of its consolidated gross profit from the retail water operations conducted under the 1990 license.

The 1990 license was originally scheduled to expire in July 2010 but was extended several times by the Cayman Islands government in order to provide the parties with additional time to negotiate the terms of a new license agreement. The most recent express extension of the 1990 license expired on January 31, 2018. The Company continues to operate under the terms of the 1990 license, providing water services to the level and quality specified in the 1990 license and in accordance with its understanding of its legal obligations, treating those obligations set forth in the 1990 license as operative notwithstanding the expiration of the express extension. The Company continues to pay the royalty of 7.5% of the revenue that Cayman Water collects as required under the 1990 license.

In October 2016, the Government of the Cayman Islands passed legislation which created a new utilities regulation and competition office ("OfReg"). OfReg is an independent and accountable regulatory body with

19. Commitments and contingencies – (continued)

a view of protecting the rights of consumers, encouraging affordable utility services and promoting competition. OfReg, which began operations in January 2017, has the ability to supervise, monitor and regulate multiple utility undertakings and markets. Supplemental legislation was passed by the Government of the Cayman Islands in April 2017, which transferred responsibility for the economic regulation of the water utility sector and the negotiations with the Company for a new retail license from the WAC to OfReg in May 2017. The Company began license negotiations with OfReg in July 2017 and such negotiations are ongoing. The Company has been informed during its retail license negotiations, both by OfReg and its predecessor in these negotiations, that the Cayman Islands government seeks to restructure the terms of its license in a manner that could significantly reduce the operating income and cash flows the Company has historically generated from its retail license.

The Company is presently unable to determine what impact the resolution of its retail license negotiations will have on its consolidated financial condition or results of operations but such resolution could result in a material reduction (or the loss) of the operating income and cash flows the Company has historically generated from Cayman Water's retail operations and could require the Company to record impairment losses to reduce the carrying values of its retail segment assets. Such impairment losses could have a material adverse impact on the Company's consolidated financial condition and results of operations.

CW-Bahamas

CW-Bahamas' accounts receivable balances (which include accrued interest) due from the WSC amounted to $26.9 million and $16.3 million as of December 31, 2023 and 2022. Approximately 80% and 65% of the accounts receivable balances were delinquent as of those dates, respectively.

From time to time (including presently), CW-Bahamas has experienced delays in collecting its accounts receivable from the WSC. When these delays occur, the Company holds discussions and meetings with representatives of the WSC and The Bahamas government, and as a result, payment schedules are developed for WSC's delinquent accounts receivable. All previous delinquent accounts receivable from the WSC, including accrued interest thereon, were eventually paid in full. Based upon this payment history, CW-Bahamas has not provided for a material allowance for credit losses for its accounts receivable from the WSC as of December 31, 2023.

CW-Bahamas held discussions with the WSC in March 2024 during which the WSC stated that the Government intends to substantially reduce CW-Bahamas' accounts receivable from the WSC over the course of 2024.

In a report dated October 6, 2022, Moody's Investor Services ("Moody's") downgraded the Government of The Bahamas' long-term issuer and senior unsecured ratings to B1 from Ba3. Moody's also lowered The Bahamas' local currency ceiling to Baa3 from Baa2 and its foreign currency ceiling to Ba1 from Baa3. Moody's iterated these ratings in April and October 2023, noting that such ratings are "stable."

If CW-Bahamas is unable to collect a sufficient portion of its delinquent accounts receivable, one or more of the following events may occur: (i) CW-Bahamas may not have sufficient liquidity to meet its obligations; (ii) the Company may be required to cease the recognition of revenue on CW-Bahamas' water supply agreements with the WSC; and (iii) the Company may be required to provide an additional allowance for credit losses for CW-Bahamas' accounts receivable. Any of these events could have a material adverse impact on the Company's consolidated financial condition, results of operations, and cash flows.

20. Related party transactions

The Company, through PERC, purchased engineering and technology support services from various companies formerly affiliated with PERC, as a minority shareholder in these companies was also a minority shareholder of PERC. On January 4, 2023, as a result of CW-Holdings' exercise of a call option in October 2022, CW-Holdings purchased the remaining 39% ownership interest in PERC. After giving effect to

20. Related party transactions – (continued)

this purchase, CW-Holdings owns 100% of the outstanding capital stock of PERC and, consequently, transactions with the formerly affiliated companies no longer constitute related party transactions. During the year ended December 31, 2022, the Company made total purchases of services from these companies of approximately $2,695,000. These total purchases are included in the Company's cost of revenue in the accompanying consolidated statements of income.

PERC entered into a sublease agreement with one of these formerly affiliated companies that commenced on March 14, 2021 and ended August 31, 2021. This lease was extended on a month-to-month basis subsequent to August 31, 2021. During the year ended December 31, 2022, the Company recognized approximately $97,000 of expense related to this lease. This lease expense is included in the Company's general and administrative expenses in the accompanying consolidated statements of income.

The total amount of accounts payable outstanding to these companies as of December 31, 2022, was approximately $404,000.

21. Supplemental disclosure of cash flow information

	Year Ended December 31,	
	2023	2022
Interest paid in cash	$ 21,417	$ 14,797
Income taxes paid in cash	$4,920,912	$ 211,000
Non-cash transactions:		
Issuance of 13,309 and 9,295, respectively, shares of redeemable preferred stock for services rendered	$ 323,275	$ 133,197
Issuance of 68,864 and 72,597, respectively, shares of common stock for services rendered	$1,015,177	$ 877,298
Conversion (on a one-to-one basis) of 8,848 and 6,585, respectively, shares of redeemable preferred stock to common stock	$ 5,309	$ 3,951
Dividends declared but not paid	$1,502,506	$1,305,367
Issuance of 368,383 and 0, respectively, shares of common stock for the purchase of non-controlling interest in PERC	$5,359,973	$ —
Transfers from inventory to property, plant and equipment and construction in progress	$ 317,853	$ 346,024
Transfers from construction in progress to property, plant and equipment	$7,093,158	$ 297,723
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 745,078	$ —
Purchase of equipment through issuance of long-term debt	$ —	$ 188,645

22. Impact of recent accounting standards

Adoption of new accounting standards:

Financial Accounting Standard Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments,* and related amendments, introduces new guidance which makes substantive changes to the accounting for credit losses. This guidance introduces the current expected credit losses ("CECL") model which applies to financial assets subject to credit losses and measured at amortized cost, as well as certain off-balance sheet credit exposures. The CECL model requires an entity to estimate credit losses expected over the life of an exposure, considering information about historical events, current conditions, and reasonable and supportable forecasts and is generally expected to result in earlier recognition of credit losses. The Company adopted this guidance as of January 1, 2023 using the modified retrospective approach. The impact of this adoption was not material to the Company's consolidated financial statements.

22. Impact of recent accounting standards – (continued)

Effect of newly issued but not yet effective accounting standards:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this guidance.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this guidance.

23. Subsequent events

The Company evaluated subsequent events through the time of the filing of its Annual Report on Form 10-K. Other than as disclosed in these consolidated financial statements, the Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on its consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are the Company's controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the possible controls and procedures.

Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive officer and principal financial officer, has concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*.

Based on our assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item with respect to our Directors and the nomination process is contained in the proxy statement for our 2024 Annual Meeting of Shareholders to be filed with the SEC (the "Proxy Statement") under the heading "Proposal 1 — Election of Directors" and is incorporated by reference in this Annual Report.

Information required by this item with respect to our Executive Officers is set forth in the Proxy Statement under the heading "Executive Officers" and is incorporated by reference in this Annual Report.

Information required by this item with respect to our audit committee and our audit committee financial expert is contained in the Proxy Statement under the heading "Proposal 1 — Election of Directors — Committees of the Board of Directors — Audit Committee" and is incorporated by reference in this Annual Report.

To our knowledge, based solely on review of reports required by Section 16(a) of the Exchange Act and written representations from the certain reporting persons, we believe that during the fiscal year ended December 31, 2023, our officers, directors and significant shareholders have timely filed the appropriate form under Section 16(a) of the Exchange Act.

The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of the Company's Directors, Officers (including the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer) and employees. Information related to the Code is contained in the Proxy Statement under the heading "Proposal 1 — Election of Directors — Governance of the Company" and is incorporated by reference in this Annual Report.

We intend to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to Executive Officers and Directors, on our website within four business days following the date of such amendment or waiver.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item with respect to executive compensation and director compensation is contained in the Proxy Statement under the heading "Executive Compensation" and is incorporated by reference in this Annual Report.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item with respect to security ownership of certain beneficial owners and management is contained in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Shareholders Matters" and is incorporated by reference in this Annual Report.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item with respect to such contractual relationships and director independence is contained in the Proxy Statement under the headings "Executive Compensation — Transactions With Related Persons" and is incorporated by reference in this Annual Report.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to principal accounting fees and services are contained in the Proxy Statement under the heading "Proposal 4 Ratification of the Selection of Independent Accountants — Principal Accounting Fees and Services" and is incorporated by reference in this Annual Report.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The Consolidated Water Co. Ltd. Financial statements found in ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA are incorporated herein by reference.

2. Financial Statement Schedules

None.

3. Exhibits

The Exhibits listed in the Exhibit Index immediately preceding the Signatures are filed as part of this Annual Report on Form 10-K.

CONSOLIDATED WATER CO. LTD.

INDEX TO EXHIBITS FILED WITH 10-K

Number	Exhibit Description
3.1	Amended and Restated Memorandum of Association of Consolidated Water Co. Ltd. dated May 23, 2022 (incorporated by reference to Exhibit 3.1 filed as part of our Form 8-K filed May 27, 2022, Commission File No. 0-25248)
3.2	Amended and Restated Articles of Association of Consolidated Water Co. Ltd. dated May 23, 2022 (incorporated by reference to Exhibit 3.2 filed as part of our Form 8-K filed May 27, 2022, Commission File No. 0-25248)
4.1**	Description of Securities
10.1.1	License Agreement dated July 11, 1990 between Cayman Water Company Limited and the Government of the Cayman Islands (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.1.2	First Amendment to License Agreement dated September 18, 1990 between Cayman Water Company Limited and the Government of the Cayman Islands. (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.1.3	Second Amendment to License Agreement dated February 14, 1991 between Cayman Water Company Limited and the Government of the Cayman Islands. (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.1.4	Third Amendment to a License to Produce Potable Water dated August 15, 2001 between Consolidated Water Co. Ltd. by the Government of the Cayman Islands (incorporated herein by reference to Exhibit 10.4 filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.1.5	Fourth Amendment to a License to Produce Potable Water dated February 1, 2003 between Consolidated Water Co. Ltd. by the Government of the Cayman Islands (incorporated herein by reference to Exhibit 10.5 filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.1.6	Amendment to License Agreement dated July 20, 2010 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10 filed as a part of our Form 8-K filed July 23, 2010, Commission File No. 0-25248)
10.1.7	Amendment to a License to Produce Potable Water dated July 11, 2012 between Cayman Water Company Limited and the Government of the Cayman Islands (incorporated herein by reference to Exhibit 10.1 filed as a part of our Form 10-Q for the second quarter ended June 30, 2012, Commission File No. 0-25248)
10.1.8	Amendment to License Agreement dated December 31, 2012 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1 filed as a part of our Form 8-K filed March 4, 2013, Commission File No. 0-25248)
10.1.9	Amendment to License Agreement dated April 24, 2013 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1.9 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)

Number	Exhibit Description
10.1.10	Amendment to License Agreement dated November 6, 2013 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1.10 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)
10.1.11	Amendment to License Agreement dated June 30, 2014 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed July 14,2014, Commission File No. 0-25248)
10.1.12	Amendment to License Agreement dated January 20, 2015 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1.12 filed as a part of our Form 10-K for the fiscal year ended December 31, 2014, Commission File No. 0-25248)
10.1.13	Amendment to License Agreement dated August 5, 2015 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated herein by reference to Exhibit 10.1.13 filed as a part of our Form 10-K for the fiscal year ended December 31, 2015, Commission File No. 0-25248)
10.1.14	Amendment to License Agreement dated April 11, 2016 between the Government of the Cayman Islands and Cayman Water Company Limited (incorporated by reference to Exhibit 10.1 filled as part of our Form 10-Q for the fiscal quarter ended June 30, 2016, Commission File No. 0-25248)
10.2	Water Supply Agreement dated December 18, 2000 between Consolidated Water Co. Ltd. and South Bimini International Ltd. (incorporated herein by reference to Exhibit 10.12 filed as a part of our Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 0-25248)
10.3.1*	Employment contract dated December 5, 2003 between Frederick McTaggart and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.18 filed as a part of our Form 10-K for the fiscal year ended December 31, 2003, Commission File No. 0-25248)
10.3.2*	Amendment of Engagement Agreement dated September 14, 2007 between Frederick W. McTaggart and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K filed September 19, 2007, Commission File No. 0-25248)
10.3.3*	Third Amendment of Engagement Agreement dated September 9, 2009 between Frederick W. McTaggart and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed September 10, 2009, Commission File No. 0-25248)
10.4*	Engagement Agreement dated January 15, 2008 between David Sasnett and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.1 filed as part of our Form 8-K filed January 22, 2008, Commission File No. 0-25248)
10.5.1*	Employment contract dated January 14, 2008 between Ramjeet Jerrybandan and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.11 filed as part of our Form 10-K for the fiscal year ended December 31, 2008, Commission File No. 0-25248)
10.5.2*	First Amendment to Employment Contract dated March 29, 2017 between Ramjeet Jerrybandan and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.2 filed as part of our Form 8-K filed April 4, 2017, Commission File No. 0-25248)
10.5.3*	Second Amendment of Engagement Agreement dated September 9, 2022 between Ramjeet Jerrybandan and Consolidated Water Co. Ltd. (incorporated by reference to Exhibit 10.1 filed as part of our Form 8-K filed September 13, 2022, Commission File No. 0-25248)

Number	Exhibit Description
10.6	Specimen Service Agreement between Cayman Water Company Limited and consumers (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-1 dated March 26, 1996)
10.7*	Summary Share Grant Plan for Directors (incorporated herein by reference to Exhibit 10.24 filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.8*	Employee Share Option Plan (incorporated herein by reference to Exhibit 10.26 filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.9*	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filled as part of our Form 10-Q for the fiscal quarter ended September 30, 2008, Commission File No. 0-25248)
10.10*	Employee Share Incentive Plan (incorporated by reference to Exhibit 4.3 filled as part of our Registration Statement on Form S-8 dated January 12, 2024, Commission File No. 333-276483)
10.11	Water Supply Agreement dated March 5, 2018 between Cayman Water Company Limited and Cayman Shores Development Ltd. (incorporated herein by reference to Exhibit 10.10 filed as a part of our Form 10-K for the fiscal year ended December 31, 2021, Commission File No. 0-25248)
10.12	Lease dated December 10, 2001 between Cayman Hotel and Golf Inc. and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.52 filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.13.1†	Form of Agreement for Desalinated Water Supply dated May 2005 among Water and Sewerage Corporation, Consolidated Water Co. Ltd. and Consolidated Water (Bahamas) Limited (incorporated herein by reference to Exhibit 10.1 filed as a part of our Form 8-K filed February 4, 2011, File No. 0-25248)
10.13.2†	Letter of Acceptance dated January 25, 2011 (effective January 31, 2011) between Water and Sewerage Corporation and Consolidated Water Co. Ltd. (incorporated herein by reference to Exhibit 10.2 filed as a part of our Form 8-K filed February 4, 2011, File No. 0-25248)
10.13.3†	Proposal letter dated December 8, 2010 addressed to the Water and Sewerage Corporation (incorporated herein by reference to Exhibit 10.3 filed as a part of our Form 8-K filed February 4, 2011, File No. 0-25248)
10.14.1	N.S.C. Agua S.A. de C.V. agreement for the purchase of 12 hectares of land dated May 16, 2013 (incorporated herein by reference to Exhibit 10.32.1 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)
10.14.2	Appendix to N.S.C. Agua S.A. de C.V. agreement for the purchase of 12 hectares of land dated May 16, 2013 (incorporated herein by reference to Exhibit 10.32.2 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)
10.14.3	Exhibit Index to N.S.C. Agua S.A. de C.V. agreement for the purchase of 12 hectares of land dated May 16, 2013 (incorporated herein by reference to Exhibit 10.32.3 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)
10.14.4	Exhibits to N.S.C. Agua S.A. de C.V. agreement for the purchase of 12 hectares of land dated May 16, 2013 (incorporated herein by reference to Exhibit 10.32.4 filed as a part of our Form 10-K for the fiscal year ended December 31, 2013, Commission File No. 0-25248)

Number	Exhibit Description
10.15	Public-Private Partnership Contract dated August 22, 2016 among Aguas de Rosarito S.A.P.I. de C.V., the State Water Commission of Baja California, the Government of Baja California represented by the Secretary of Planning and Finance, and the Public Utilities Commission of Tijuana. (incorporated herein by reference to Exhibit 10.1 to be filed as a part of our Amendment No. 1 to Form 8-K filed August 26, 2016, File No. 0-25248)
10.16	Letter dated June 29, 2020 from the Director General of the Comisión Estatal del Agua de Baja California to Aguas de Rosarito, S.A.P.I. de C.V. (incorporated herein by reference to Exhibit 10.1 filed as a part of our Form 8-K filed July 6, 2020, File No. 0-25248)
10.17	Procurement of and Operating Agreement for a Sea Water Desalination Plant at Red Gate Water Works, Grand Cayman, Cayman Islands, using the Reverse Osmosis Process (2021), effective as of May 10, 2022, by and between The Water Authority of the Cayman Islands and Ocean Conversion (Cayman) Limited (incorporated herein by reference to Exhibit 10.1 filed as a part of our Form 10-Q filed November 14, 2022, File No. 0-25248)
10.18	Credit Agreement dated September 16, 2022 between Cayman Water Company Limited and Scotiabank & Trust (Cayman) Ltd. (incorporated by reference to Exhibit 10.1 filed as part of our Form 8-K filed September 20, 2022, Commission File No. 0-25248)
10.19	Letter dated September 16, 2022 from Scotiabank & Trust (Cayman) Ltd. to Cayman Water Company Limited. (incorporated by reference to Exhibit 10.2 filed as part of our Form 8-K filed September 20, 2022, Commission File No. 0-25248)
10.20	Stock Purchase Agreement dated January 4, 2023 among Consolidated Water U.S. Holdings, Inc. and the Sellers. (incorporated by reference to Exhibit 10.2 filed as part of our Form 8-K filed January 9, 2023, Commission File No. 0-25248)
10.21	Agreement dated May 11, 2022 between PERC Water Corporation and Liberty (Litchfield Park Water & Sewer) Corp. (incorporated by reference to Exhibit 10.1 filed as part of our Form 10-Q for the fiscal quarter ended June 30, 2023, Commission File No. 0-25248)
10.22	Service Agreement for the Kalaeloa Seawater Desalination Facility Design, Build, Operate And Maintain Project Oahu, Hawaii dated June 2, 2023 between Kalaeloa Desalco LLC and The Board of Water Supply of the City and County of Honolulu, Hawaii (incorporated by reference to Exhibit 10.1 filed as part of our Form 8-K filed June 6, 2023, Commission File No. 0-25248)
10.23	Guaranty Agreement dated June 2, 2023 from Consolidated Water Co. Ltd. to The Board of Water Supply of the City and County of Honolulu, Hawaii (incorporated by reference to Exhibit 10.2 filed as part of our Form 8-K filed June 6, 2023, Commission File No. 0-25248)
10.24	Stock Purchase Agreement dated November 2, 2023, but effective October 1, 2023 among PERC Water Corporation and Linda Ramey and Robert W. Ramey (incorporated by reference to Exhibit 10.1 filed as part of our Form 8-K filed November 7, 2023, Commission File No. 0-25248)
19**	Insider Trading and Disclosure of Non-Public Information Policy
21.1**	Subsidiaries of the Registrant
23.1**	Consent of Marcum LLP — Consolidated Water Co. Ltd.
31.1**	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Number	Exhibit Description
32.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, Section 906 of the Sarbanes-Oxley Act of 2002
97**	Incentive Compensation Recoupment Policy
101.INS**	XBRL Instance Document — The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase
104**	Cover Page Interactive Data File — The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Indicates a management contract or compensatory plan.

** Filed herewith.

† Portions of these Exhibits have been omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED WATER CO. LTD.

By: /s/ Wilmer F. Pergande
_____
Wilmer F. Pergande
Chairman of the Board of Directors

Dated: March 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Wilmer F. Pergande Wilmer F. Pergande	Chairman of the Board of Directors	March 27, 2024
By: /s/ Frederick W. McTaggart Frederick W. McTaggart	Director, Chief Executive Officer and President (Principal Executive Officer)	March 27, 2024
By: /s/ David W. Sasnett David W. Sasnett	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2024
By: /s/ Linda Beidler-D'Aguilar Linda Beidler-D'Aguilar	Director	March 27, 2024
By: /s/ Brian E. Butler Brian E. Butler	Director	March 27, 2024
By: /s/ Carson K. Ebanks Carson K. Ebanks	Director	March 27, 2024
By: /s/ Clarence B. Flowers, Jr. Clarence B. Flowers, Jr.	Director	March 27, 2024
By: /s/ Leonard J. Sokolow Leonard J. Sokolow	Director	March 27, 2024
By: /s/ Raymond Whittaker Raymond Whittaker	Director	March 27, 2024

[This Page Intentionally Left Blank]

Exhibit 4.1

CONSOLIDATED WATER CO. LTD.
DESCRIPTION OF SECURITIES

The following description of the terms of our securities is not complete and is qualified in its entirety by reference to our Memorandum of Association, as amended (the "Memorandum of Association"), and our Articles of Association, as amended (the "Articles of Association"), both of which are exhibits to our Annual Reports on Form 10-K.

Under our Memorandum of Association and Articles of Association we are authorized to issue 25,000,000 shares of capital stock, consisting of 24,655,000 ordinary shares, par value CI$0.50 (approximately US$0.60) per share, 145,000 Class B ordinary shares, par value CI$0.50 (approximately US$0.60) per share, and 200,000 redeemable preference shares, par value CI$0.50 (approximately US$0.60) per share.

The ordinary shares (common stock) are listed on the Nasdaq Global Select Market under the symbol "CWCO." All outstanding ordinary shares are validly issued, fully paid, and nonassessable.

Ordinary Shares

Voting Rights

Holders of ordinary shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of more than 50% of the outstanding shares present and voting at an annual meeting at which a quorum is present are able to elect all of our directors.

Dividends and Liquidation Rights

Holders of ordinary shares are entitled to receive ratably dividends, if any, distributed out of our accumulated profits. Subject to the preferential rights of holders of the redeemable preference shares, upon liquidation, all holders of ordinary shares are entitled to participate pro rata in our assets which are available for distribution.

Other Rights

Holders of ordinary shares do not have preemptive rights or rights to convert their ordinary shares into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Redeemable Preference Shares

Voting

Holders of redeemable preference shares may cast one vote for each share held of record at all shareholder meetings. All voting is on a non-cumulative basis.

Dividends and Liquidation Rights

Upon the event of our liquidation, the redeemable preference shares rank in preference to the ordinary shares with respect to the repayment of the par value of redeemable preference shares plus any premium paid or credited on the purchase of the shares.

Other Rights

Under our employee share incentive plan, we may redeem any redeemable preference shares issued to an employee under certain circumstances. The ordinary shares and the redeemable preference shares rank equally in all other respects.

Class B Ordinary Shares

Special Rights

Holders of Class B ordinary shares are entitled to the same dividends paid on Class A ordinary shares and redeemable preference shares, and we cannot pay a dividend on the Class A ordinary shares without paying the same dividend on the Class B ordinary shares, and vice versa.

We cannot redeem the Class B ordinary shares, and the holders of the Class B ordinary shares are not entitled to any repayments of capital upon our dissolution.

If we enter into a transaction in which Class A ordinary shares are exchanged for securities or other consideration of another company, then the Class B ordinary shares will also be exchanged pursuant to a formula. The Class B ordinary shares and the Class A ordinary shares rank equally in all other respects.

EXHIBIT 19

CONSOLIDATED WATER CO. LTD.
INSIDER TRADING AND DISCLOSURE OF NON-PUBLIC INFORMATION POLICY

Contents

OVERVIEW

This Insider Trading and Disclosure of Non-public Information Policy (the "Policy") sets forth the general standards for all directors, officers, employees, agents and representatives (collectively, "Affiliates") of Consolidated Water Co. Ltd. and its subsidiaries (collectively, the "Company") with respect to trading, or causing trading of, the Company's securities while in possession of Material Non-public Information (as defined herein). In addition, this Policy imposes further compliance procedures on the Company's directors, executive officers and certain Affiliates who have been notified by the Company's Chief Financial Officer (the "CFO") as provided herein below.

The CFO will administer the Insider Trading Policy.

APPLICABILITY OF POLICY

This Policy applies to all trading or other transactions in the Company's securities, including common stock, options for common stock and any other securities the Company may issue from time to time. These other securities may include preferred or preference stock, warrants, convertible debentures and derivative securities relating to the Company's stock, whether or not issued by the Company, such as exchange-traded options.

Any person who has **Material Non-public Information** regarding the Company may not purchase or sell the Company's securities until the information has been **fully disclosed to the general public** in accordance with this Policy. In addition, any person who has obtained Material Non-public Information about another company obtained through his or her employment with the Company may not purchase and sell such company's securities until the information has been fully disclosed to the general public. "Material Non-public Information" and "fully disclosed to the general public" are each discussed in further detail in this Policy.

STATEMENT OF POLICY

GENERAL POLICY

YOU MAY NOT USE MATERIAL NON-PUBLIC INFORMATION IN TRADING ANY SECURITY OF THE COMPANY.

ANY NON-PUBLIC INFORMATION, WHETHER OR NOT MATERIAL, RELATING TO THE COMPANY IS THE PROPERTY OF THE COMPANY. YOU MAY NOT DISCLOSE SUCH INFORMATION ACQUIRED UNDER ANY CIRCUMSTANCES UNLESS SPECIFICALLY AUTHORIZED BY THE CFO.

- Trading on Material Non-public Information.   While you are in the possession of Material Non-public Information, you *and members of your immediate family or household* may not purchase or sell the Company's securities (or, if such information relates to another company, the securities of such other company). This includes any offer to purchase or offer to sell. The periods of time covered by this prohibition include the date that you first possess Material Non-public Information and ending at the close of business on the **second Trading Day** (every day that the NASDAQ Global Select Market is open for trading — generally, every day of the year other than Saturdays, Sundays and federal holidays (a *"Trading Da*y")) following the date the information is fully disclosed to the general public in accordance with this Policy.

    If you are in possession of Material Non-public Information, you must forego a proposed transaction:

    - even though you planned to make the transaction before learning of the Material Non-public Information; and

    - even though you may lose money or a potential profit by not completing the transaction.

- Other Trading Prohibitions.   You may not, at any time, write any options (selling put or call options) on the Company's securities or sell short (sell a security not owned by you) securities of the Company.

- Tipping.   You are prohibited from disclosing ("tipping") Material Non-public Information to any other person (including family members) where that information may be used by that person for his or her profit by trading in the securities of companies (including the Company) to which the information relates.

Also, you may not make recommendations or express opinions concerning trading in the Company's (or any other company's) securities based on Material Non-public Information.

- Confidentiality.   Unauthorized disclosure of internal information could create serious problems for the Company, whether or not the information was disclosed for the purpose of conducting improper trading in the Company's securities. You should not discuss internal Company matters or developments with anyone outside the Company, including through the use of E-mail or the Internet (including on-line bulletin boards and chat rooms), except as required in the performance of your regular job duties.

This prohibition also applies to inquiries about the Company from the financial or business press, investment analysts or others in the financial community. Unless you are expressly authorized otherwise, all these communications on behalf of the Company should be directed to and handled through the Chief Executive Officer of Consolidated Water Co. Ltd. (the "CEO") or CFO. Likewise, solicitation of the media for coverage of corporate issues, entities and/or personnel is the sole responsibility of the CEO.

DEFINITIONS

"Fully Disclosed to the General Public"

"Fully disclosed to the general public" means information must have been disseminated in a manner designed to reach investors generally, including filing the information in a Form 8-K or other periodic report with the Securities and Exchange Commission or, in some instances, issuing a press release to international wire services. A speech to an audience, discussions with the press or securities analysts, a TV or radio appearance, or an article in an obscure or industry focused magazine does not qualify as full disclosure. Fully disclosed to the general public means that the securities markets have had the opportunity to digest the news. Generally, two Trading Days following the filing of a Form 8-K or other periodic report and/or the release to international wire services will be enough time for the securities markets to digest the news.

If you are unsure whether information has been fully disclosed to the general public, you should consult with the CEO or CFO.

Material Non-public Information

It is not possible to define all categories of Material Non-public Information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of securities.

Material Information

While it is sometimes difficult to determine whether information is material, various categories of information are particularly sensitive and, generally, should always be considered material. Examples of such information are provided below.

- Financial results

- Projections of future earnings or losses

- Significant acquisitions of or mergers with other entities, or sales of significant assets or businesses

- Significant new or modified contracts, projects, services or product announcements

- Gain or loss, or change in status, of significant customers or contracts

- Stock splits

- New equity or debt offerings

- Significant exposure applicable to, or judicial decisions arising from, actual or threatened litigation

- Significant governmental regulatory activities

- Changes in senior management

- Changes in dividend policy

- Significant pricing changes

- Impending bankruptcy or financial liquidity problems

Either positive **OR** negative information may be material. It can sometimes be difficult to know whether information would be considered "material." The determination of whether information is material is almost always made after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company or another company that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company's or another company's securities when you possess Non-public Information about them can be risky. When doubt exists, the information should be presumed to be material.

If you are unsure whether information of which you are aware is material, you should consult with the CEO or CFO.

Non-public Information

Non-public information, whether material or not, is information that has not been fully disclosed to the general public and is otherwise not available to the general public. See "Fully Disclosed to the General Public" above.

Selective Disclosure of Material Non-public Information

It is a violation of Company policy to disclose in any manner any Material Non-public Information about the Company to any person except as follows: (i) disclosure to a person who has signed an appropriate Company approved agreement to hold such information in confidence; (ii) disclosure to Company personnel who need the information to provide goods and services to the Company and who agree in writing to the CFO to be bound by this Policy; (iii) disclosure to the Company's lawyers or accountants if the information disclosed is related to a matter on which they are involved; or (iv) as approved by the CEO or the CFO of the Company. All communications with securities analysts, any securities professionals and representatives of large shareholders shall be made solely by the Company's CEO and CFO, unless otherwise specifically authorized by the CEO.

If you should inadvertently selectively disclose any Material Non-public Information to any person, Company policy requires that such inadvertent disclosure be reported immediately to the CEO or the CFO. Such inadvertent disclosure may arise because of a mistaken belief about the materiality or non-public nature of the disclosed information, the identity of the recipient of such disclosure, the applicability of a confidentiality agreement or numerous other reasons. This is necessary because applicable law may require the Company to publicly disclose promptly the information that had been inadvertently disclosed.

Prohibition on Trading Company Securities — Black-Out Period

The CFO has the authority, when he or she deems it necessary or advisable because of developments known to the Company and not yet disclosed to the public or for other reasons, to prohibit all Affiliates from trading in Company securities, (the "Black-Out Period"). The Black-Out Period may apply to the time, the Trading Window (as defined in this policy), when ordinarily trading in the Company's securities is permitted. The Black-Out Period shall continue for as long as the CFO specifies. In the event of a Black-Out Period, Affiliates may not engage in any transaction involving the purchase or sale of the Company's securities during the applicable period and may not disclose to others the fact of such suspension of trading. Trading during a Black-Out Period is a violation of this Policy and may result in serious internal and external consequences, including termination of employment and civil and/or criminal prosecution, fines and/or penalties. **To ensure a Black-Out Period is not in effect, any Affiliate planning to trade in the Company's securities should notify the CFO of their intention to do so prior to initiating any transactions.**

CERTAIN EXCEPTIONS

The only exceptions to this Policy are as follows:

a) Any automatic payroll deductions, pursuant to a contribution election made by you while not in the possession of Material Non-public Information, and Company matching contributions to buy Company common stock.

b) Award payouts by the Company to you (if applicable) under any equity-based compensation plans.

c) Automatic reinvestment of dividends, pursuant to an election made by you while not in the possession of Material Non-public Information, under the Shareholder Investment Plan.

d) Any transaction specifically approved in writing in advance by the CFO.

e) Exercise of stock options under equity-based compensation plans for cash or the delivery of previously owned Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy.

In all cases, **DISCRETIONARY** purchases or sales of the Company's securities by you under the Company plans described above, including inter-fund transfers of, and payroll contribution increases and decreases to, are not considered exemptions to the Policy.

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

As outlined below, the penalties for insider trading, in addition to the negative impact on the Company's reputation and business success, are quite severe.

Liability for Insider Trading

United States Federal law provides that you may be subject to civil penalties of up to $5,000,000, additional criminal money penalties and up to twenty (20) years in jail for engaging in transactions in the Company's securities at a time when you have knowledge of Material Non-public Information regarding the Company.

Liability for Tipping

You may also be liable for improper transactions by any person to whom you have disclosed Material Non-public Information regarding the Company or to whom you have made recommendations or expressed opinions on the basis of that information as to trading in the Company's securities ("tipping"). The SEC has imposed large penalties even when the disclosing person did not profit financially from the trading.

Possible Disciplinary Actions

If you violate this Policy, you will also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity-based compensation plans or termination of employment.

INDIVIDUAL RESPONSIBILITY OF EACH AFFILIATE TO COMPLY WITH POLICY

You have the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a Trading Window to you or anyone else. Appropriate judgment should be exercised in connection with any trading in the Company's securities. The Company expects strict compliance with the foregoing policies by all persons subject to this Policy. Failure to observe the guidelines may result in serious legal difficulties for you, as well as the Company. A failure to follow the letter and spirit of the Policy would be considered a matter of extreme seriousness.

THE FOLLOWING INFORMATION DESCRIBES ADDITIONAL RESTRICTIONS AND REQUIREMENTS THAT APPLY ONLY TO DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN AFFILIATES WHO HAVE BEEN NOTIFIED BY THE CFO:

REPORTING SHARE OWNERSHIP AND TRANSACTIONS; DISGORGEMENT OF SHORT-SWING PROFITS

Introduction

All Directors, Executive Officers and holders of more than 10% of the Company's equity securities must report to the United States Securities and Exchange Commission (the "SEC") all of their holdings of and transactions in the Company's equity securities and must disgorge to the Company any profits realized from buying and selling (or selling and buying) such securities within any six-month period. Pursuant to Section 16 of the Securities Exchange Act of 1934 (the "1934 Act"), any person who becomes a Director, Executive

Officer or holder of more than 10% of the Company's equity securities is required to file a report of beneficial ownership with the SEC and must do so whenever there is a change of beneficial ownership. All delinquent filings must be disclosed in the Company's annual general meeting proxy statement (with the delinquent individuals identified by name), and delinquent filings can trigger monetary fines for the late filer.

Although the obligation to disclose beneficial ownership of the Company's equity securities is on the person required to make such disclosure and not the Company, the failure to timely file the appropriate form with the SEC reflects poorly on the Company. Therefore, the Company will assist persons with the filing of the required form.

Beneficial Ownership Statements

Three types of reports are required to be filed under Section 16(a) of the 1934 Act:

- Form 3: *Initial Statement of Beneficial Ownership of Securities.* This form indicates a person's beneficial ownership of equity securities of the Company (including derivatives securities) and must be filed by persons who have not previously filed such a statement with the SEC. The requirement to file a Form 3 arises when a person becomes a Director or is appointed an Executive Officer or becomes a 10% equity holder. Even if a Director or Executive Officer has no direct, indirect or beneficial interest in the Company's equity securities, a Form 3 must be filed informing the SEC of the person's relationship with the Company. Form 3 statements must be filed within 10 days after the occurrence of the event which necessitated the filing of the statement.

- Form 4: *Statement of Changes of Beneficial Ownership of Securities.* Once a Form 3 has been filed for a person, and as long as that person remains a Director, Executive Officer or 10% stockholder (and for up to six months after a person ceases to be a Director or Executive Officer), a Form 4 must be filed whenever any of the following takes place: (i) a change in the number of equity securities (including derivative securities) beneficially owned or (ii) a change in the nature of beneficial ownership as previously reported to the SEC. Form 4 statements must be filed within two (2) business days of the date on which the event or transaction occurred which necessitated the filing.

- Form 5: *Annual Statement of Beneficial Ownership of Securities.* Form 5 must be filed for any person who has been a Director, Executive Officer or 10% holder for any part of the Company's fiscal year to disclose: (i) acquisitions during any six-month period aggregating less than $10,000; (ii) all transactions that should have been reported in the last fiscal year but were not; and (iii) all exempt transactions, except in the case of (i), (ii) or (iii) as were reported on a Form 4. If required, a Form 5 must be filed within 45 days after the end of the Company's fiscal year.

TRADING WINDOW AND ANNUAL CERTIFICATION

The following standards apply only to:

- Directors;

- Executive Officers (those officers who are subject to the provisions of Section 16 of the 1934 Act — namely the reporting of beneficial ownership on Forms 3, 4 and 5 and prohibition on short-swing profits); and

- certain Affiliates of the Company who have been separately notified that these provisions apply to them. Annually, or when other significant events occur, the Affiliates subject to these standards will be reviewed and individuals will be added or removed from coverage as necessary. You will be notified if there is any change in your status. Notification shall be in writing via letter or electronic communication with evidence of receipt by the notified party.

Trading Window

Certain times during the year are particularly sensitive periods for transactions in the Company's securities. This sensitivity is due to the fact that Directors, Executive Officers and certain other Affiliates will, during that period, often have knowledge of Material Non-public Information about the expected financial results for the quarter.

To assist in complying with insider trading laws, the Company utilizes a "Trading Window", which opens after the closing of the Nasdaq stock market on the second Trading Day following the date of public disclosure of the Company's financial results for a particular fiscal quarter or year, and closes at the close of the Nasdaq stock market on the twenty-first Trading Day following the date the Company's financial results are disclosed. All Directors and Executive Officers of the Company and each other Affiliate identified by the CFO may not conduct transactions involving the purchase or sale of the Company's securities (including the exercise of stock options) other than during the Trading Window. Furthermore, the ability to purchase or sell the Company's securities within the Trading Window immediately ceases if Material Non-public Information arises during the Trading Window. The preferred period for trading in the Company's securities is generally the first ten trading days of each Trading Window, assuming Material Non-public Information has not arisen during that time.

You should inquire of the CFO if you are uncertain when the quarterly Trading Window opens and closes and,**regardless of the Trading Window, you should notify the CFO of your intention to trade in the Company's securities prior to initiating any transactions.** You will be given written notice via email if the CFO exercises his or her authority to close the Trading Window early, by imposition of a Black-Out Period. If at any time the CFO closes the Trading Window early, this fact should not be disclosed to the public, and you will not be permitted to make trades during such Black-Out Period.

The purpose of the Trading Window is to help establish a diligent effort to avoid any violation of insider trading laws. You should know, however, that even during the Trading Window, if you have knowledge of Material Non-public Information concerning the Company, you may not initiate any transactions in the Company's securities until such information has been fully disclosed to the general public for at least two Trading Days, whether or not the CFO has recommended a suspension of trading to you. *Trading in the Company's securities during the Trading Window should not be considered a "safe harbor," and you should always use good judgment.* In addition, a transaction that may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial reason) is neither an exception to this Policy nor a safeguard against prosecution for violation of insider trading laws.

Annual Certification

To ensure compliance with this Policy, all Directors and all Executive Officers (and, if applicable, certain other Affiliates who have been so notified by the CFO) are required to certify annually that they have complied with this Policy at all times from the date hereof (or such lesser time as you have been covered under the Policy). This certification shall be obtained in connection with the completion by each Director and Executive Officer of the D&O questionnaire circulated for the purpose of preparing the Company's annual proxy statement.

ADDITIONAL RESTRICTIONS

THE FOLLOWING INFORMATION DESCRIBES ADDITIONAL RESTRICTIONS AND REQUIREMENTS THAT APPLY ONLY TO DIRECTORS AND EXECUTIVE OFFICERS.

PRE-CLEARANCE OF TRADES AND POST-TRADE NOTIFICATION

The following standards apply only to:

- Directors,

- Executive Officers (those officers who are subject to the provisions of Section 16 of the 1934 Act — namely the reporting of beneficial ownership on Form 3, 4 and 5 and prohibition on short-swing profits), and

- Spouses or other persons living in such Directors or Executive Officers' household or to entities over which such person exercises control.

Pre-Clearance of Trades

Directors and Executive Officers may only trade in the Company's securities when the Trading Window is open (and assuming a Black-Out Period has not been imposed), and then only with the prior approval of the Company's CFO. Trading subject to the pre-clearance includes any purchase or sale voluntarily made by or directed by you under the Company's benefit plans. You must obtain pre-clearance from the CFO via email to purchase or sell any of the Company's securities or to exercise any Company stock options. Normally, the

CFO will approve, as consistent with this Policy, any transaction that complies with this Policy and applicable securities law and that occurs during an open Trading Window.

The CFO must advise you within two (2) business days of receipt of your pre-clearance request whether such request is approved or disapproved. The date of receipt of the pre-clearance request by the CFO is considered to be the first business day.

Post-Trade Notification

Directors and Executive Officers must report each transaction in securities of the Company to the CFO via email within one (1) business day of the trade date.

EXCEPTION FOR TRADING PLANS

Notwithstanding the restrictions and prohibitions on trading in the Company's securities set forth in this Policy, persons subject to this Policy are permitted to effect transactions in the Company's securities pursuant to approved trading plans established under Rule 10b5-1 under the Securities Exchange Act of 1934, including transactions during Black-Out Periods. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of Material Non-public Information. In order to comply with this Policy, the CFO must review and approve any such trading plan prior to its effectiveness pursuant to the same time frame and notification requirements as required for the pre-clearance of trades. Insiders seeking to establish a trading plan should contact the Company's CFO. Rule 10b5-1 trading plans may only be established during the trading window periods set forth in the "Trading Window" section of this Policy. If a trading plan is approved by the Company, it can only be modified during the trading window periods as set forth herein.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the CFO or if the CFO is unavailable, the CEO.

INSIDER TRADING POLICY QUICK REFERENCE

Covered Individuals

All Affiliates, regardless of position, are subject to the Insider Trading Policy. The CFO will be responsible for monitoring adherence to the Insider Trading Policy.

Prohibition

You may not trade securities while in the possession of Material Non-public Information, nor during a Black-Out Period of which you have been informed.

Trading Window, Pre-clearance of Trades, and Post-trade Notification

Directors, Executive Officers and certain Affiliates who have been notified by the CFO may trade in the Company's securities only during a Trading Window each quarter, as discussed in the Insider Trading Policy (and only if a Black-Out Period is not then imposed on them). Directors and Executive Officers may trade in the Company's securities only after obtaining pre-clearance of the trade from the CFO and must provide post-trade notification to the CFO. However, no Director, Executive Officer or Affiliate of the Company may trade at any time, whether or not during a Trading Window, when in possession of Material Non-public Information, except pursuant to an approved Rule 10b5-1 plan.

EXHIBIT 21.1

CONSOLIDATED WATER CO. LTD.

Subsidiaries of the Registrant

The following list includes all of the Registrant's wholly-owned subsidiaries, majority-owned subsidiaries and affiliates as of December 31, 2023. All subsidiaries of the Registrant appearing in the following table are included in the consolidated financial statements of the Registrant.

Subsidiaries	Jurisdiction of Organization
Aguas de Rosarito S.A.P.I. de C.V. (100%)	Mexico
Aerex Industries, Inc. (100%)	United States of America
Aquilex, Inc. (100%)	United States of America
Cayman Water Company Limited (100%)	Cayman Islands
Consolidated Water (Bahamas) Limited (90.9%)	The Bahamas
Consolidated Water Cooperatief, U.A. (100%)	Netherlands
Consolidated Water U.S. Holdings, Inc. (100%)	United States of America
DesalCo Limited (100%)	Cayman Islands
N.S.C. Agua, S.A. de C.V. (99.9%)	Mexico
Ocean Conversion (BVI) Ltd. (Affiliate)	The British Virgin Islands
Ocean Conversion (Cayman) Limited (100%)	Cayman Islands
PERC Water Corporation (100%)	United States of America
Kalaeloa DesalCo LLC (100%)	United States of America
Ramey Environmental Compliance, Inc. (100%)	United States of America

EXHIBIT 23.1

Independent Registered Public Accounting Firm's Consent

We consent to the incorporation by reference in the Registration Statement of Consolidated Water Co. Ltd. on Form S-8 (File No. 333-187261 and File No. 333-276483) of our report dated March 27, 2024, with respect to our audits of the consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2023 and 2022 and for each of the years in the two year period then ended, which report is included in this Annual Report on Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2023.

/s/ Marcum LLP

West Palm Beach, Florida

March 27, 2024

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

In connection with the Form 10-K of Consolidated Water Co. Ltd. for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof, I, Frederick W. McTaggart, certify, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, that:

1. I have reviewed the Form 10-K of Consolidated Water Co. Ltd. for the fiscal year ended December 31, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2024   By: /s/ Frederick W. McTaggart
                              Name: Frederick W. McTaggart
                              Title: Chief Executive Officer
                                      (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

In connection with the Form 10-K of Consolidated Water Co. Ltd. for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof, I, David W. Sasnett, certify, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, that:

1. I have reviewed the Form 10-K of Consolidated Water Co. Ltd. for the fiscal year ended December 31, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2024   By: /s/ David W. Sasnett
                                 Name: David W. Sasnett
                                 Title: Executive Vice President & Chief Financial Officer
                                                  (Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frederick W. McTaggart, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 27, 2024	By: /s/ Frederick W. McTaggart
	Name: Frederick W. McTaggart
	Title: Chief Executive Officer
	(Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David W. Sasnett, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 27, 2024

By: /s/ David W. Sasnett

Name: David W. Sasnett

Title: Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 97

CONSOLIDATED WATER CO. LTD.
INCENTIVE COMPENSATION RECOUPMENT POLICY

1. Introduction. The Board of Directors (the "**Board**") of Consolidated Water Co. Ltd. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of Incentive-Based Compensation in the event the Company is required to prepare a Restatement resulting from noncompliance with financial reporting requirements under the federal securities laws (this "**Policy**"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "**Exchange Act**"), and the corresponding listing standards adopted by The NASDAQ Stock Market ("**Nasdaq Requirements**").

2. Recoupment. If the Company is required to prepare a Restatement, the Board shall, unless the Board's Compensation Committee (the "**Compensation Committee**") or, in the absence of the Compensation Committee, a majority of the independent directors serving on the Board, determines it to be Impracticable, take Reasonably Prompt Action to recoup all Recoverable Compensation from any Covered Person. Subject to applicable law, the Board may seek to recoup Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding "holdback" or deferral policies to incentive compensation; by adding post-vesting "holding" or "no transfer" policies to equity awards; by set-off of a Covered Person's other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

3. Administration of Policy. The Board shall have full authority to administer, amend, or terminate this Policy and intends that this Policy will be applied to the fullest extent of the law. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or, subject to the Nasdaq Requirements and the provisions of this Policy, any subcommittee or delegate thereof. This Policy and all controversies arising from or relating to this Policy shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of law principles. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the "**SEC**") and any applicable Nasdaq Requirement. For the avoidance of doubt, the enforcement of this Policy is not dependent on if or when any applicable restated financial statements are filed with the SEC.

4. Acknowledgement by Executive Officers. The Board shall provide notice to and seek written acknowledgement of, and agreement to be bound by, this Policy from each Executive Officer in the form of Appendix A ("**Acknowledgement**"); provided that the failure to provide such notice or obtain such Acknowledgement shall have no impact on the applicability or enforceability of this Policy.

5. No Indemnification. Notwithstanding the terms of any of the Company's organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified by the Company against the loss of any Recoverable Compensation. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Person from the application of this Policy or that waives the Company's right to recovery of any Recoverable Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

6. Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 promulgated under the Exchange Act) and any Nasdaq Requirement.

7. Effective Date. This Policy shall be effective as of the date it is adopted by the Board (the "**Effective Date**") and shall apply to Incentive-Based Compensation that is Received on or after October 2, 2023.

8. Amendment. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any amendments or other changes to Section 10D of the Exchange Act or any Nasdaq Requirement.

9. Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

"**Applicable Period**" means the three completed fiscal years, including any Transition Period, immediately preceding the earlier of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

"**Covered Person**" means any person who receives Recoverable Compensation.

"**Executive Officer**" means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company's parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company.

"**Financial Reporting Measure**" means the measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return ("**TSR**") are also considered Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

"**Impracticable**" means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Nasdaq Requirement, the Compensation Committee or, in the absence of the Compensation Committee, a majority of the independent directors serving on the Board, determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined, after making a reasonable attempt to recover such Incentive-Based Compensation, documented such reasonable attempt to recover and provided that documentation to The NASDAQ Stock Market, that the direct expense that the Company would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022 and has received a legal opinion from home country counsel stating that the recovery would result in such a violation; or (iii) it has determined that the recovery of Incentive-Based Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company's employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

"**Incentive-Based Compensation**" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

"**Reasonably Prompt Action**" means that each of the Company, its directors and its officers act in a manner that is consistent with the exercise of their applicable fiduciary duties to safeguard the assets of the Company, including the time value of any potential Recoverable Compensation.

"**Received**" means Incentive-Based Compensation received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

"**Recoverable Compensation**" means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after the Effective Date by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Recoverable Compensation is required to be repaid to the Company); (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

"**Restatement**" means an accounting restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"**Transition Period**" means any transition period in the Company's financial statements that is the result of a change in the Company's fiscal year within or immediately following the relevant three completed fiscal year period; *provided*, *however*, a transition period between the last day of the Company's previous fiscal year and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months shall be deemed to be a completed fiscal year for purposes of this Policy.

Adopted by the Board on November 15, 2023.

[This Page Intentionally Left Blank]

Appendix A

AGREEMENT AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I, as an Executive Officer of Consolidated Water Co. Ltd. (the "**Company**"), acknowledge and agree that:

1. I have received and read the attached Incentive Compensation Recoupment Policy (the "**Policy**").

2. I am a Covered Person as defined in the Policy.

3. I will be bound by all of the terms and conditions of the Policy, Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC, and any applicable Nasdaq Requirements both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Recoverable Compensation to the Company as determined in accordance with the Policy and this Acknowledgement.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Policy.

Signature: _____

Printed Name: _____

Date: _____

[This Page Intentionally Left Blank]

Board of Directors



Wilmer F. Pergande
Independent Consultant
WF Pergande Consulting LLC
United States of America
Chairman of the Board
Consolidated Water Co. Ltd.

Frederick W. McTaggart
President and Chief Executive Officer
Consolidated Water Co. Ltd.

Linda Beidler-D'Aguilar
Partner (Retired)
Glinton Sweeting O'Brien
Counsel & Attorneys-at-Law
The Bahamas

Brian E. Butler
Property Developer
Butler Development Group
Cayman Islands

Carson K. Ebanks, MBE, JP
Retired Permanent Secretary of Finance
Tourism and Development
Cayman Islands Government

Clarence B. Flowers, Jr.
Real Estate Developer
Orchid Development Company Ltd.
Director
C.L. Flowers & Sons
Cayman Islands

Leonard J. Sokolow
Co-CEO
SKYX Platforms Corp.
United States of America

Raymond Whittaker
Principal
FCM, Ltd.
Cayman Islands

Corporate Officers

Frederick W. McTaggart
President and Chief Executive Officer

David W. Sasnett
Executive Vice President and Chief Financial Officer

Ramjeet Jerrybandan
Executive Vice President and Chief Operating Officer

Brent A. Brodie
Executive Vice President of Business Development

Armando V. Averhoff
Vice President of Information Technology

Todd Redding
Vice President of Purchasing & Logistics

Douglas R. Vizzini
Vice President of Finance

INDEPENDENT ACCOUNTANTS

Marcum LLP
525 Okeechobee Boulevard,
Suite 750
West Palm Beach, FL 33401

LEGAL COUNSEL

Duane Morris LLP
201 South Biscayne Boulevard,
Suite 3400
Miami, FL 33131 USA

PRINCIPAL BANKERS

Scotiabank & Trust (Cayman) Ltd.
P.O. Box 689
Grand Cayman, KY1-1107
Cayman Islands

TRANSFER AGENTS & REGISTRAR

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

REGISTERED & PRINCIPAL OFFICE

Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor
West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
TEL: (345) 945-4277
FAX: (345) 949-2957
EMAIL: info@cwco.com
www.cwco.com

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market. The trading symbol is "CWCO." "The Nasdaq Stock Market, Inc." or "NASDAQ" is a highly regulated electronic securities market comprising of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and execution systems.

FORMS 10-Q AND 10-K

The Company files Quarterly and Annual Reports with the U.S. Securities and Exchange Commission on Form 10-Q and 10-K, pursuant to the Securities Exchange Act of 1934.

A copy of these reports may be obtained by calling or writing to the Company's principal offices at the address shown on overleaf, attention: Investor Relations Department, or alternatively online at the SEC website www.sec.gov.



Consolidated Water Co. Ltd.

Regatta Office Park
Windward Three, 4th Floor
West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands

www.cwco.com

